NOTICE OF CREDITORS’ MEETINGS

AND

INFORMATION CIRCULAR

WITH RESPECT TO A

CONSOLIDATED PLAN OF COMPROMISE AND REORGANIZATION

OF

BANRO CORPORATION, BANRO GROUP (BARBADOS) LIMITED, BANRO CONGO (BARBADOS)
LIMITED, NAMOYA (BARBADOS) LIMITED, LUGUSHWA (BARBADOS) LIMITED, TWANGIZA
(BARBADOS) LIMITED, AND KAMITUGA (BARBADOS) LIMITED (collectively, the “Applicants” or the “Companies”)

February 1, 2018

These materials are important and require your immediate attention. They require creditors of the Companies to make important decisions. If you are in doubt as to how to make such decisions, please contact your financial, legal or other professional advisors.

For any questions relating to the procedures for delivering Beneficial Noteholder Voting Instructions or Registration Instructions for voting at the upcoming meetings, please contact the Company’s depositary and solicitation agent, Kingsdale Advisors, at 1-866-229-8874 or by email at contactus@kingsdaleadvisors.com .

For all other questions, including questions relating to the Creditors’ Meetings, proving your claim and the Recapitalization Plan generally, please contact the Monitor, FTI Consulting Canada Inc. at banro@fticonsulting.com.

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APPENDIX “D” MEETING ORDER	D-1
APPENDIX “E” CLAIMS PROCEDURE ORDER	E-1

ii

NOTICE OF CREDITORS’ MEETING AND SANCTION MOTION FOR
AFFECTED CREDITORS (OTHER THAN BENEFICIAL NOTEHOLDERS
IN THE MATTER OF THE COMPANIES’ CREDITORS ARRANGEMENT ACT,
R.S.C. 1985, c. C-36, AS AMENDED

AND IN THE MATTER OF A PLAN OF COMPROMISE OR ARRANGEMENT OF BANRO
CORPORATION, BANRO GROUP (BARBADOS) LIMITED, BANRO CONGO (BARBADOS) LIMITED,
NAMOYA (BARBADOS) LIMITED, LUGUSHWA (BARBADOS) LIMITED, TWANGIZA (BARBADOS)
LIMITED AND KAMITUGA (BARBADOS) LIMITED

PLAN OF COMPROMISE AND REORGANIZATION

NOTICE OF CREDITORS’ MEETINGS AND SANCTION MOTION FOR
AFFECTED CREDITORS (OTHER THAN BENEFICIAL NOTEHOLDERS)

TO:      The Affected Creditors (Other than Beneficial Noteholders) of Banro Corporation, Banro Group (Barbados) Limited, Banro Congo (Barbados) Limited, Namoya (Barbados) Limited, Lugushwa (Barbados) Limited, Twangiza (Barbados) Limited and Kamituga (Barbados) Limited (the “Applicants”)

NOTICE IS HEREBY GIVEN that a meeting of the Affected Secured Creditors and a meeting of the Affected Banro Unsecured Creditors will be held on March 9, 2018 at 1:30 pm (Toronto time) and 1:45 pm (Toronto time), 2018, respectively, at the offices of McMillan LLP (the “Creditors’ Meetings”) for the following purposes:

1.

to consider and, if deemed advisable, to pass, with or without variation, a resolution (the “Resolution”) approving the Consolidated Plan of Compromise and Reorganization of Banro pursuant to the Companies’ Creditors Arrangement Act (Canada) (the “CCAA”) and the Canada Business Corporations Act, R.S.C. 1985, c. C-44 (the “CBCA”) dated January 25, 2018 (as amended, restated, modified and/or supplemented from time to time in accordance with the terms thereof, the “Plan”); and

2.	to transact such other business as may properly come before either of the Creditors’ Meetings or any adjournment or postponement thereof.

The Creditors’ Meetings are being held pursuant to an order (the “Meeting Order”) of the Ontario Superior Court of Justice (Commercial List) (the “Court”) made on February 1, 2018.

Capitalized terms used and not otherwise defined in this Notice have the respective meanings given to them in the Plan.

The Plan contemplates the compromise of Claims of the Affected Creditors. Quorum for each of the Creditors’ Meetings has been set by the Meeting Order as the presence, in person or by Proxy, at the meeting of the Affected Secured Creditors one Affected Secured Creditor with a Voting Claim and at the meeting of the Affected Banro Unsecured Creditors as one Affected Banro Unsecured Creditor with a Voting Claim.

In order for the Plan to be approved and binding in accordance with the CCAA and CBCA, the Resolution must be approved by that number of Affected Creditors representing at least a majority in number of Voting Claims, whose Affected Claims represent at least two-thirds in value of the Voting Claims of Affected Creditors who validly vote (in person or by Proxy) on the Resolution at each of the Creditors’ Meetings or were deemed to vote on the Resolution as provided for in the Meeting Order (each a “Required Majority”). Each Eligible Voting Creditor will be entitled to one vote at the applicable Creditors’ Meeting(s), which vote will have the value of such person’s Voting Claim as determined in accordance with the Claims Procedure Order and the Meeting Order. If approved by each of the Required Majorities, the Plan must also be sanctioned by the Court under the CCAA and the CBCA. Subject to the satisfaction of the other conditions precedent to implementation of the Plan, all Affected Creditors will then receive the treatment set forth in the Plan.

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Forms and Proxies for Affected Creditors (other than Beneficial Noteholders)

An Affected Creditor may attend at the applicable Creditors’ Meeting(s) in person or may appoint another person as its proxyholder by inserting their name or the name of such person in the space provided in the form of Proxy provided to Affected Creditors by the Monitor, or by completing another valid form of Proxy.

In order to be effective, Proxies must be received by the Monitor at FTI Consulting Canada Inc., 79 Wellington Street West, Toronto Dominion Centre, Suite 2010, P.O. Box 2104, Toronto, ON M5K 1G8 (Attention: Lizzy Pearson), email: banro@fticonsulting.com prior to the Proxy Deadline. Persons appointed as proxyholders need not be Affected Creditors.

If an Affected Banro Unsecured Creditor at the applicable Creditors’ Meeting specifies a choice with respect to voting on the Resolution on a Proxy, the Proxy will be voted in accordance with the specification so made. In absence of such specification, a Proxy will be voted FOR the Resolution provided that the proxyholder does not otherwise exercise its right to vote at the applicable Creditors’ Meeting(s).

NOTICE IS ALSO HEREBY GIVEN that if the Plan is approved by each of the Required Majorities at the Creditors’ Meetings, the Applicants intend to bring a motion before the Court on March 16, 2018 at 9:00 a.m. (Toronto time) or such later date as may be posted on the Monitor’s website, at the Court located at 330 University Avenue, Toronto, Ontario M5G 1R8. The motion will be seeking the granting of the Sanction Order sanctioning the Plan under the CCAA and for ancillary relief consequent upon such sanction. Any Affected Creditor that wishes to appear or be represented, and to present evidence or arguments, at such Court hearing must file with the Court a Notice of Appearance and serve such Notice of Appearance on the Service List at least seven (7) days before such Court hearing. Any Affected Creditor that wishes to oppose the relief sought at such Court hearing shall serve on the Service List a notice setting out the basis for such opposition and a copy of the materials to be used at such hearing at least seven (7) days before the date set for such hearing, or such shorter time as the Court, by Order, may allow. A copy of the Service List may be obtained from the Monitor’s website at http://cfcanada.fticonsulting.com/banro/ (the “Website”) together with copies of other materials related to this process.

Should a letter of intent be received in accordance with the sale and investment solicitation process (the “SISP”) approved by the Court by Order dated January 18, 2018 which could form the basis of a Qualified Alternative Transaction Bid, as determined by the Monitor in accordance with the SISP, it is the intention to adjourn the applicable Creditors’ Meeting to permit the SISP to continue. Notice of such adjournment, if any, will be posted on the Website and sent to the Service List in the CCAA Proceedings. No other notice of such adjournment will be given to creditors, so creditors are cautioned to check the Website for notice of any adjournment.

This Notice is given by the Applicants pursuant to the Meeting Order.

DATED this 1st day of February, 2018.

NOTICE OF CREDITORS’ MEETING AND SANCTION MOTION
FOR BENEFICIAL NOTEHOLDERS
IN THE MATTER OF THE COMPANIES’ CREDITORS ARRANGEMENT ACT,
R.S.C. 1985, c. C-36, AS AMENDED

AND IN THE MATTER OF A PLAN OF COMPROMISE OR ARRANGEMENT OF BANRO
CORPORATION, BANRO GROUP (BARBADOS) LIMITED, BANRO CONGO (BARBADOS) LIMITED,
NAMOYA (BARBADOS) LIMITED, LUGUSHWA (BARBADOS) LIMITED, TWANGIZA (BARBADOS)
LIMITED AND KAMITUGA (BARBADOS) LIMITED

CONSOLIDATED PLAN OF COMPROMISE AND REORGANIZATION

NOTICE OF CREDITORS’ MEETINGS AND SANCTION MOTION FOR BENEFICIAL NOTEHOLDERS

TO:	The Beneficial Noteholders of Banro Corporation

NOTICE IS HEREBY GIVEN that a meeting of the Affected Secured Creditors and a meeting of the Affected Banro Unsecured Creditors will be held on March 9, 2018 at 1:30 pm (Toronto time) and 1:45 pm (Toronto time), 2018, respectively, at the offices of McMillan LLP (the “Creditors’ Meetings”) for the following purposes:

1.

to consider and, if deemed advisable, to pass, with or without variation, a resolution (the “Resolution”) approving the Consolidated Plan of Compromise and Reorganization of Banro pursuant to the Companies’ Creditors Arrangement Act (Canada) (the “CCAA”) and the Canada Business Corporations Act, R.S.C. 1985, c. C-44 (the “CBCA”) dated January 25, 2018 (as amended, restated, modified and/or supplemented from time to time in accordance with the terms thereof, the “Plan”);

2.

to consider and, if deemed advisable, to pass, with or without variation, a resolution (the “Affected Banro Unsecured Creditors’ Resolution”, collectively with the Affected Secured Creditors’ Resolution, the “Resolutions”) approving the Plan; and

3.	to transact such other business as may properly come before either of the Creditors’ Meetings or any adjournment or postponement thereof.

The Creditors’ Meetings are being held pursuant to an order (the “Meeting Order”) of the Ontario Superior Court of Justice (Commercial List) (the “Court”) made on February 1, 2018.

Capitalized terms used and not otherwise defined in this Notice have the respective meanings given to them in the Plan.

The Plan contemplates the compromise of Claims of the Affected Creditors. Quorum for each of the Creditors’ Meetings has been set by the Meeting Order as the presence, in person or by Proxy, at the meeting of the Affected Secured Creditors one Affected Secured Creditor with a Voting Claim and at the meeting of the Affected Banro Unsecured Creditors one Affected Banro Unsecured Creditor with a Voting Claim.

In order for the Plan to be approved and binding in accordance with the CCAA and CBCA, the Resolution must be approved by that number of Affected Creditors representing at least a majority in number of Voting Claims, whose Affected Claims represent at least two-thirds in value of the Voting Claims of Affected Creditors who validly vote (in person or by Proxy) on the Resolution at each of the Creditors’ Meetings or were deemed to vote on the Resolution as provided for in the Meeting Order (each a “Required Majority”). Each Eligible Voting Creditor will be entitled to one vote at the applicable Creditors’ Meeting(s), which vote will have the value of such person’s Voting Claim as determined in accordance with the Claims Procedure Order and the Meeting Order. If approved by each of the Required Majorities, the Plan must also be sanctioned by the Court under the CCAA and the CBCA. Subject to the satisfaction of the other conditions precedent to implementation of the Plan, all Affected Creditors will then receive the treatment set forth in the Plan.

Beneficial Noteholders: Voting Instructions/Share Receipt Instruction Form

A Beneficial Noteholder may vote at the Creditors’ Meeting for Affected Secured Creditors (the “Secured Creditors’ Meeting”) by following the procedures outlined in the Information Circular. In order to be effective at the Creditors’ Meetings, Voting Instructions must be recorded FOR or AGAINST the Plan, and, for greater certainty, cannot be left to discretion of a proxyholder and must also include a Registration Election.

As at the date hereof, CDS Clearing and Depository Services Inc., is the sole registered holder of the Secured Notes. All other holders of Secured Notes are Beneficial Noteholders. Only Beneficial Noteholders who were Beneficial Noteholders at 5:00 p.m. (Toronto time) on January 31, 2018 are entitled to vote as Affected Creditors at the Creditors’ Meetings. BENEFICIAL NOTEHOLDERS SHOULD PROMPTLY CONTACT THEIR INTERMEDIARIES (AS DEFINED BELOW) AND OBTAIN AND FOLLOW THEIR INTERMEDIARIES’ INSTRUCTIONS WITH RESPECT TO THE APPLICABLE VOTING PROCEDURES AND DEADLINES, WHICH MAY BE EARLIER THAN THE DEADLINES THAT ARE APPLICABLE TO OTHER AFFECTED SECURED CREDITORS. IT SHOULD BE NOTED THAT THE ONLY WAY FOR A SECURED NOTEHOLDER TO VOTE IS TO PROVIDE VOTING AND REGISTRATION ELECTION INSTRUCTIONS TO HIS/HER INTERMEDIARY. NO OTHER VOTING CHANNEL WILL BE AVAILABLE AND NO OTHER FORM OF PROXY WILL BE USED. SECURED NOTEHOLDERS SHOULD NOT ATTEMPT TO VOTE BY COMMUNICATING WITH THE COMPANY, ITS TRANSFER AGENT OR TRUSTEE, OR MONITOR.

Beneficial Noteholders who wish to vote must deliver their Voting Instructions and Registration Elections to their intermediary prior to the deadline set by the intermediary. Under no circumstances should any person deliver Secured Notes or evidences of interests in Secured Notes to the Applicants, the Canadian Trustee, or the Solicitation Agent. Beneficial Noteholders should not deliver a form of Proxy. If a Beneficial Noteholder wishes to attend the applicable Creditors’ Meeting in person, please contact Kingsdale Advisors, the Solicitation Agent, as soon as possible.

Any requests for assistance relating to the procedure for delivering Beneficial Noteholder Voting Instructions or Registration Elections or if you wish to attend the Creditors’ Meetings may be directed to the Solicitation Agent at the address and telephone number on such documents.

Beneficial Noteholders will be deemed to vote on the Affected Banro Unsecured Deficiency Claims at the applicable Creditors’ Meeting in the same way as they voted for the Affected Secured Creditors.

NOTICE IS ALSO HEREBY GIVEN that if the Plan is approved by each of the Required Majorities at the Creditors’ Meetings, the Applicants intend to bring a motion before the Court on March 16, 2018 at 9:00 a.m. (Toronto time) or such later date as may be posted on the Monitor’s website, at the Court located at 330 University Avenue, Toronto, Ontario M5G 1R8. The motion will be seeking the granting of the Sanction Order sanctioning the Plan under the CCAA and for ancillary relief consequent upon such sanction. Any Affected Creditor that wishes to appear or be represented, and to present evidence or arguments, at such Court hearing must file with the Court a Notice of Appearance and serve such Notice of Appearance on the Service List at least seven (7) Business Days before such Court hearing. Any Affected Creditor that wishes to oppose the relief sought at such Court hearing shall serve on the Service List a notice setting out the basis for such opposition and a copy of the materials to be used at such hearing at least seven (7) Business Days before the date set for such Court hearing, or such shorter time as the Court, by Order, may allow. A copy of the Service List may be obtained by from the Monitor’s website at http://cfcanada.fticonsulting.com/banro/ (the “Website”).

Should a letter of intent be received in accordance with the sale and investment solicitation process (the “SISP”) approved by the Court by Order dated January 18, 2018 which could form the basis of a Qualified Alternative Transaction Bid, as determined by the Monitor in accordance with the SISP, it is the intention to adjourn the applicable Creditors’ Meeting to permit the SISP to continue. Notice of such adjournment, if any, will be posted on the Website and sent to the Service List in the CCAA Proceedings. No other notice of such adjournment will be given to creditors, so creditors are cautioned to check the Website for notice of any adjournment.

This Notice is given by the Applicants pursuant to the Meeting Order.

DATED this 1st day of February, 2018.

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IMPORTANT INFORMATION

THIS CIRCULAR CONTAINS IMPORTANT INFORMATION THAT SHOULD BE READ BEFORE ANY DECISION IS MADE WITH RESPECT TO THE MATTERS REFERRED TO HEREIN. NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS CIRCULAR, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION SHOULD NOT BE RELIED UPON. THIS CIRCULAR DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO PURCHASE, THE SECURITIES DESCRIBED IN THIS CIRCULAR, OR THE SOLICITATION OF A PROXY OR VOTE, IN ANY JURISDICTION, TO OR FROM ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER, SOLICITATION OF AN OFFER OR PROXY SOLICITATION IN SUCH JURISDICTION.

Capitalized terms used herein, and not otherwise defined, have the meaning given to them in the Glossary of Terms, which begins on page 1.

Affected Creditors should carefully consider the income tax consequences of the proposed Plan described herein. See “Certain Canadian Federal Income Tax Considerations” and “Certain United States Federal Income Tax Considerations” contained in this Circular.

All information in this Circular is given as of February 1, 2018 unless otherwise indicated.

Affected Creditors should not construe the contents of this Circular as investment, legal or tax advice. Affected Creditors should consult their own counsel, accountants and other advisors as to financial, legal, tax and related aspects of the proposed Plan. In making a decision regarding the Plan, Affected Creditors must rely on their own examination of the Company and the advice of their own advisors.

Descriptions in this Circular of the Plan and the Orders are merely summaries of the terms of these documents. Affected Creditors should refer to the full terms of the Plan, the Initial Order, the Meeting Order and the Claims Procedure Order appended to this Circular for complete details. You should rely only on the information contained in or incorporated by reference in this Circular or to which we have referred you. We have not authorized any person (including any dealer, salesman or broker) to provide you with different information. The information contained in or incorporated by reference in this Circular may only be accurate on the date hereof or the dates of the documents incorporated by reference herein. Neither delivery of this Circular nor any distribution of the securities referred to in this Circular shall, under any circumstances, create an implication that there has been no change in the information set forth herein since the date of this Circular. You should not assume that the information contained in this Circular or incorporated by reference herein is accurate as of any other date.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Circular to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Circular.

The issuance of the New Equity pursuant to the Plan will be exempt from the prospectus and registration requirements under Canadian securities legislation. As a consequence of these exemptions, certain protections, rights and remedies provided by Canadian securities legislation, including statutory rights of rescission or damages, will not be available in respect of such New Equity to be issued pursuant to the Plan. See “Certain Legal Matters - Canadian Securities Law Matters”.

NOTICE TO HOLDERS OF AFFECTED CLAIMS IN THE UNITED STATES

NEITHER THE PLAN NOR THE SECURITIES ISSUABLE IN CONNECTION WITH THE PLAN HAVE BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (“SEC”) OR SECURITIES REGULATORY AUTHORITIES IN ANY STATE OF THE UNITED STATES; NOR HAS THE SEC OR ANY STATE SECURITIES REGULATORY AUTHORITY PASSED UPON THE ADEQUACY OR ACCURACY OF THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

New Equity issued under the Plan will not be registered under the United States Securities Act of 1933, as amended, or the securities laws of any state of the United States. Such New Equity will instead be issued in reliance upon exemptions under the 1933 Act and applicable exemptions under state securities laws.

The New Equity has not been registered under the 1933 Act and is being issued in reliance on the exemption from registration set forth in Subsection 3(a)(10) thereof on the basis of the approval of the Court, which will consider, among other things, the fairness of the Plan to the Persons affected.

The solicitation of proxies hereby is not subject to the proxy requirements of Section 14(a) of the United States Securities Exchange Act of 1934, as amended. This Circular has been prepared in accordance with applicable disclosure requirements in Canada. Securityholders in the United States should be aware that such requirements are different than those of the United States.

The Companies’ financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), which differ from the United States Generally Accepted Accounting Principles (“U.S. GAAP”) in certain material respects, and thus the financial statements of the Companies may not be comparable to financial statements of United States companies. The Companies are not required to prepare a reconciliation of their consolidated financial statements and related footnote disclosures between IFRS and U.S. GAAP and have not quantified such differences.

In particular, information in this Circular or in the documents referred to or incorporated by reference herein concerning the properties and operations of Banro has been prepared in accordance with Canadian standards under applicable Canadian securities laws, which differ from the requirements of United States federal securities laws and the rules and regulations thereunder. National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule of the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the requirements of the SEC, and reserve and resource information incorporated by reference herein may not be comparable to similar information disclosed by U.S. companies. One consequence of these differences is that “reserves” calculated in accordance with Canadian standards may not be “reserves” under the SEC standards. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the SEC Industry Guide 7 (“SEC Industry Guide 7”) under the 1933 Act. Under U.S. standards, mineralization may not be classified as a “reserve” unless a determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and permitted to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC and by U.S. companies. Affected Creditors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Affected Creditors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this Circular and the documents incorporated by reference herein describing the Companies’ mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

The enforcement by investors of civil liabilities under the United States securities laws may be affected adversely by the fact that Banro and its material subsidiaries are incorporated or organized outside the United States, that some or all of the Officers and Directors of such Persons and the experts named herein are residents of a foreign country, and that all or a substantial portion of the assets of the Companies and said Persons are located outside the United States. As a result, it may be difficult or impossible for holders of Banro’s securities in the United States to effect service of process within the United States upon Banro, its subsidiaries and their Officers and Directors and the experts named herein, or to realize, against them, upon judgments of courts of the United States predicated upon civil liabilities under the federal securities laws of the United States or “blue sky” laws of any state within the United States. In addition, holders of Banro’s securities in the United States should not assume that the courts of Canada or any other jurisdiction: (a) would enforce judgments of United States courts obtained in actions against such Persons predicated upon civil liabilities under the federal securities laws of the United States or “blue sky” laws of any state within the United States; or (b) would enforce, in original actions, liabilities against such Persons predicated upon civil liabilities under the federal securities laws of the United States or “blue sky” laws of any state within the United States.

GLOSSARY OF TERMS

Capitalized terms used and not otherwise defined in this Circular shall have the meanings set forth below:

“1933 Act” means the United States Securities Act of 1933;

“Administration Charge” has the meaning given to that term in the Initial Order;

“Administrative Reserve” means a Cash reserve, in an amount to be agreed to by the Monitor, the Companies and the Requisite Consenting Parties at least three (3) Business Days prior to the Implementation Date, or failing agreement, the amount ordered by the Court, to be deposited by the Companies into the Administrative Reserve Account for the purpose of paying the Administrative Reserve Costs;

“Administrative Reserve Account” means a segregated, interest-bearing trust account established by the Monitor to hold the Administrative Reserve;

“Administrative Reserve Costs” means costs incurred and payments to be made on or after the Implementation Date (including costs incurred prior to the Implementation Date which remain outstanding as of the Implementation Date) in respect of: (a) the Monitor’s fees and disbursements (including of its legal counsel and other consultants and advisors) in connection with the performance of its duties under the Plan and in the CCAA Proceedings, including without limitation, all costs associated with resolving Disputed Affected Banro Unsecured Claims; (b) the Applicant’s legal fees and disbursements in connection with the Plan and the CCAA Proceedings including, without limitation, all costs associated with resolving Disputed Affected Banro Unsecured Claims; (c) amounts secured by the Directors’ Charge; and (d) any other reasonable amounts in respect of any other determinable contingency as the Applicants, with the consent of the Monitor and the Requisite Consenting Parties may determine in connection with the Applicants or the CCAA Proceedings;

“Affected Banro Unsecured Claim” means (a) the Listed Claims; and (b) Affected Banro Unsecured Deficiency Claims;

“Affected Banro Unsecured Class” means the class of creditors holding Affected Banro Unsecured Claims;

“Affected Banro Unsecured Creditor” means the holder of an Affected Banro Unsecured Claim in respect of and to the extent of such Affected Banro Unsecured Claim;

“Affected Banro Unsecured Creditors’ Meeting” means the meeting of Affected Banro Unsecured Creditors called for the purpose of considering and voting in respect of the Plan as described in the Meeting Order;

“Affected Banro Unsecured Deficiency Claim” means an unsecured Claim equal to 25% of the amount of the Claim under each of: (a) the Proven Secured Notes Claim; (b) the Proven Doré Loan Claim; and (iii) the Proven Namoya Forward II Claim;

“Affected Banro Unsecured Cash Pool” means cash in the amount of $10,000.00;

“Affected Banro Unsecured Pro Rata Share” means the proportionate share of the Listed Claim of a Proven Affected Banro Unsecured Creditor to the total of all Listed Claims of Proven Affected Banro Unsecured Creditors after final determination of all Disputed Affected Banro Unsecured Claims in accordance with the Claims Procedure Order;

“Affected Banro Unsecured Creditors’ Resolution” means the resolution of the Affected Banro Unsecured Creditors to be considered at the Affected Banro Unsecured Creditors’ Meeting to approve the Plan;

“Affected Banro Unsecured Required Majority” means a majority in number of Affected Banro Unsecured Creditors representing at least two thirds in value of the Voting Claims of Affected Banro Unsecured Creditors who actually vote (in person or by Proxy) at the Creditors’ Meeting;

“Affected Claims” means all Claims against any of the Applicants that are not Excluded Claims;

“Affected Creditor” means the holder of an Affected Claim in respect of and to the extent of such Affected Claim;

“Affected Secured Claim” means Claims under (a) the Secured Notes in the amount equal to 75% of the Proven Secured Notes Claim; (b) the Doré Loan in an amount equal to 75% of the Proven Doré Loan Claim; and (c) the Namoya Forward II Agreement in an amount equal to 75% of the Namoya Forward II Claim;

“Affected Secured Class” means the class of creditors holding Affected Secured Claims;

“Affected Secured Creditor” means the holder of an Affected Secured Claim;

“Affected Secured Pro Rata Share” means, as to: (a) each of Baiyin and Gramercy in their capacity as Affected Secured Creditors, the proportionate share of Proven Affected Secured Claims held by it on the Distribution Record Date of all Proven Affected Secured Claims held by Baiyin and Gramercy together on the Distribution Record Date; and (b) in respect of any other Affected Secured Creditor, the proportionate share of Proven Affected Secured Claims held by it on the Distribution Record Date of all Proven Affected Secured Claims held by all Affected Secured Creditors other than Baiyin and Gramercy, on the Distribution Record Date;

“Affected Secured Creditors’ Meeting” means the meeting of Affected Secured Creditors called for the purpose of considering and voting in respect of the Plan as described in the Meeting Order;

“Affected Secured Creditors’ Resolution” means the resolution of the Affected Secured Creditors to be considered at the Affected Secured Creditors’ Meeting to approve the Plan;

“Affected Secured Required Majority” means a majority in number of Affected Secured Creditors representing at least two thirds in value of the Voting Claims of Affected Secured Creditors who actually vote (in person or by Proxy) at the Creditors’ Meeting;

“AIF” means Banro’s annual report on Form 20-F for the fiscal year ended December 31, 2016;

“Applicable Law” means, with respect to any Person, property, transaction, event or other matter, any Law relating or applicable to such Person, property, transaction, event or other matter, including, where appropriate, any interpretation of the Law (or any part thereof) by any Person, court or tribunal having jurisdiction over it, or charged with its administration or interpretation;

“Applicants” means Banro Corporation, Banro Group (Barbados) Limited, Banro Congo (Barbados) Limited, Namoya (Barbados) Limited, Lugushwa (Barbados) Limited, Twangiza (Barbados) Limited, and Kamituga (Barbados) Limited;

“Baiyin” means Baiyin International Investment Limited and affiliates thereof within the direct or indirect control of Baiyin Nonferrous Group Company, Limited;

“Banro Group” and “Banro Parties” means the Applicants and the Non-Applicant Subsidiaries;

“Banro Released Parties” has the meaning given to that term in the section entitled “Releases”;

“Beneficial Noteholder” means a beneficial or entitlement holder of Secured Notes holding such Secured Notes in a securities account with a depository participant or other securities Intermediary including, for greater certainty, such depository participant or other securities Intermediary only if and to the extent such depository participant or other securities Intermediary holds the Secured Notes as a principal for its own account;

“Beneficial Noteholder Voting Instructions” means the voting instructions of Beneficial Noteholders entitled to vote at the Creditors’ Meeting for Affected Secured Creditors, to be submitted in accordance with the Meetings Order;

“BGB” means Banro Group (Barbados) Limited;

“Business Day” means any day, other than a Saturday, or a Sunday or a statutory or civic holiday, on which banks are generally open for business in Toronto, Ontario;

“Canadian Trustee” means TSX Trust Company in its capacity as Canadian Trustee under the Note Indenture;

“Cash” means cash, certificates of deposit, bank deposits, commercial paper, treasury bills and other cash equivalents;

“Cassels” means Cassels Brock & Blackwell LLP, legal counsel to the Applicants and the Banro Parties;

“Cayman Law” means the laws of the Cayman Islands, as in effect at the relevant time;

“CCAA” means the Companies’ Creditors Arrangement Act, R.S.C. 1985, c. C-36, as amended;

“CCAA Proceedings” means the proceedings commenced by the Applicants under the CCAA as contemplated by the Initial Order;

“CDS” means the Canadian Depository for Securities or its nominee, which at the date of this Circular is CDS & Co., or any successor thereof;

“Charges” has the has the meaning given to that term in the Initial Order;

“CIM” means the Canadian Institute of Mining, Metallurgy and Petroleum;

“Circular” means this information circular of the Company dated February 1, 2018, including all Schedules and Appendices hereto, as it may be amended, restated or supplemented from time to time;

“Claim” means:

(a)

any right or claim, including any Tax Claim, of any Person that may be asserted or made in whole or in part against any of the Applicants, in any capacity, whether or not asserted or made, in connection with any indebtedness, liability or obligation of any kind whatsoever of any of the Applicants, and any interest accrued thereon or costs payable in respect thereof, in existence on the Filing Date, or which is based on an event, fact, act or omission which occurred in whole or in part prior to the Filing Date, whether at law or in equity, including by reason of the commission of a tort (intentional or unintentional), by reason of any breach of contract or other agreement (oral or written), by reason of any breach of duty (including, any legal, statutory, equitable or fiduciary duty) or by reason of any equity interest, right of ownership of or title to property or assets or right to a trust or deemed trust (statutory, express, implied, resulting, constructive or otherwise), and together with any security enforcement costs or legal costs associated with any such claim, and whether or not any indebtedness, liability or obligation is reduced to judgment, liquidated, un-liquidated, fixed, contingent, matured, un-matured, disputed, undisputed, legal, equitable, secured, unsecured, perfected, unperfected, present or future, known or unknown, by guarantee, warranty, surety or otherwise, and whether or not any right or claim is executory or anticipatory in nature, including any claim arising from or caused by the termination, disclaimer, resiliation, assignment or repudiation by any of the Applicants of any contract, lease or other agreement, whether written or oral, any claim made or asserted against any of the Applicants through any affiliate, subsidiary, associated or related person, or any right or ability of any Person to advance a claim for an accounting, reconciliation, contribution, indemnity, restitution or otherwise with respect to any matter, grievance, action (including any class action or proceeding before an administrative tribunal), cause or chose in action, whether existing at present or commenced in the future, and including any other claims that would have been claims provable in bankruptcy had any of the Applicants become bankrupt on the Filing Date, any Equity Claim, and any claim against any of the Applicants for indemnification by any Director or Officer in respect of a Director/Officer Claim; and

(b)

any right or claim of any Person against any of the Applicants in connection with any indebtedness, liability or obligation of any kind whatsoever owed by any of the Applicants to such Person arising out of the restructuring, disclaimer, resiliation, termination or beach by any of the Applicants on or after the Filing Date of any contract, lease, warranty obligation or other agreement whether written or oral;

“Claims Bar Date” has the meaning given to that term in the Claims Procedure Order;

“Claims Procedure Order” means the Order made in the CCAA Proceedings on February 1, 2018 entitled “Claims Procedure Order” and annexed hereto as Appendix “E”;

“Claims Procedure” means the Claims Procedure to be conducted in accordance with the Claims Procedure Order;

“Class A Common Share” means a Class A Common Share of Newco, each of which shall have the right to one vote at any meeting of the shareholders of Newco and shall also have attached to it such other rights and restrictions as are acceptable to the Applicants, the Monitor and the Requisite Consenting Parties, acting reasonably;

“Class B Common Share” means a Class B Common Share of Newco, which shall have attached to it such rights and restrictions as are acceptable to the Applicants, the Monitor and the Requisite Consenting Parties, acting reasonably, other than the right to vote at any meeting of the shareholders of Newco, except as required by Cayman Law;

“Companies” has the same meaning as the term “Applicants”;

“Companies Law” means the Companies Law of the Cayman Islands;

“Company” or “Banro” means Banro Corporation;

“Consent Agreement” means an agreement by a Person to consent to the Support Agreement;

“Consenting Party” means either Baiyin or Gramercy, as applicable and “Consenting Parties” means both;

“Contracts” means all agreements, contracts, leases (whether for real or personal property), purchase orders, undertakings, covenants not to compete, employment agreements, confidentiality agreements, licenses, instruments, obligations and commitments to which a Person is a party or by which a Person or any of its assets are bound or affected, whether written or oral;

“Court” means the Ontario Superior Court of Justice (Commercial List);

“Court-appointed Monitor” means FTI, in its capacity as Monitor;

“Creditor” means any Person having a Claim and includes, without limitation, the transferee or assignee of a Claim transferred and recognized as a Creditor in accordance with the Claims Procedure Order or a trustee, executor, liquidator, receiver, receiver and manager, or other Person acting on behalf of or through such Person;

“Creditors’ Meetings” or “Meetings” means the meetings of the Affected Banro Unsecured Creditors and of the Affected Secured Creditors called for the purpose of considering and voting in respect of the Plan as described in the Meeting Order;

“Crown” means Her Majesty the Queen in right of Canada or a province of Canada;

“Crown Priority Claim” means any Claim of the Crown, for all amounts that were outstanding at the Filing Date and are of a kind that could be subject to a demand under:

(a)	subsection 224(1.2) of the ITA;

(b)

any provision of the Canada Pension Plan or of the Employment Insurance Act that refers to subsection 224(1.2) of the ITA and provides for the collection of a contribution, as defined in the Canada Pension Plan, or an employee’s premium, or employer’s premium, as defined in the Employment Insurance Act, and of any related interest, penalties or other amounts;

(c)

any provision of provincial legislation that has a similar purpose to subsection 224(1.2) of the ITA, or that refers to that subsection, to the extent that it provides for the collection of a sum, and of any related interest, penalties or other amounts, where the sum:

(i)	has been withheld or deducted by a person from a payment to another person and is in respect of a tax similar in nature to the income tax imposed on individuals under the ITA; or

(ii)

is of the same nature as a contribution under the Canada Pension Plan if the province is a “province providing a comprehensive pension plan” as defined in subsection 3(1) of the Canada Pension Plan and the provincial legislation establishes a “provincial pension plan” as defined in that subsection;

“DIP Claims” means the claims secured by the DIP Lender’s Charge;

“DIP Facility” has the same meaning as “Interim Facility”;

“DIP Lender” means Baiyin and Gramercy, in their role as lenders in connection with the Interim Facility;

“DIP Lender’s Charge” has the meaning given to that term in the Initial Order;

“Director” means anyone who is or was, or may be deemed to be or have been, whether by statute, operation of law or otherwise, a director or de facto director of any of the Companies;

“Director/Officer Claim” means any right or Claim of any Person against one or more of the Directors or Officers, howsoever arising, whether or not such right or claim is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured, unsecured, perfected, unperfected, present, future, known, or unknown, by guarantee, surety or otherwise, and whether or not such right is executory or anticipatory in nature, including the right or ability of any Person to advance a claim for contribution or indemnity or otherwise with respect to any matter, action, cause or chose in action, whether existing at present or commenced in the future, including any right of contribution or indemnity, for which any Director or Officer is alleged to be by statute or otherwise by law liable to pay in his or her capacity as a Director or Officer (collectively, the “Director/Officer Claims”);

“Director/Officer Indemnity Claim” means any existing or future right of any Director or Officer of any of the Applicants against any of the Applicants that arose or arises as a result of any Person filing a Proof of Claim in respect of a Director/Officer Claim or otherwise, in respect of such Director or Officer of any of the Applicants for which such Director or Officer of any of the Applicants is entitled to be indemnified by any of the Applicants;

“Directors’ Charge” has the has the meaning given to that term in the Initial Order;

“Disputed Affected Banro Unsecured Claim” means an Affected Banro Unsecured Claim which has not been allowed, in whole or in part, as a Proven Affected Banro Unsecured Claim, which is validly disputed for distribution purposes in accordance with the Claims Procedure Order and which remains subject to adjudication for distribution purposes in accordance with the Claims Procedure Order;

“Disputed Voting Claim” means an Affected Claim or such portion thereof which has not been allowed as a Voting Claim, which is validly disputed for voting purposes in accordance with the Meeting Order or Claims Procedure Order and which remains subject to adjudication for voting purposes in accordance with the Meeting Order or Claims Procedure Order;

“Distribution Record Date” means the Implementation Date or such earlier date as the Applicants, the Monitor and the Requisite Consenting Parties may agree;

“Doré Loan” means a loan in the total principal amount of US$10.0 million advanced pursuant to a letter agreement dated July 15, 2016 among Baiyin International Investment Ltd and Twangiza Mining SA;

“DRC” means the Democratic Republic of the Congo;

“Effective Time” means 12:01 a.m. on the Implementation Date (or such other time as the Applicants, the Monitor and the Requisite Consenting Parties may agree);

“Eligible Voting Creditors” means Affected Banro Unsecured Creditors and Affected Secured Creditors, holding Voting Claims or Disputed Voting Claims;

“Employee Priority Claims” means, with respect to Listed Creditors who are or were employees of Banro, the following claims:

(a)

Claims of the Applicants’ employees and former employees equal to the amounts that such employees and former employees would have been qualified to receive under paragraph 136(l)(d) of the Bankruptcy and Insolvency Act (Canada) if the Applicants had become bankrupt on the Filing Date;

(b)

Claims of the Applicants’ employees and former employees for wages, salaries, commissions or compensation for services rendered by them after the Filing Date and on or before the date of the Sanction Order, together with, in the case of travelling salespersons, disbursements properly incurred by them in and about the Applicants’ business during the same period; and

(c)

any amounts in excess of (a) and (b) above, that the Applicants’ employees or former employees may have been entitled to receive pursuant to the Wage Earner Protection Program Act if Banro had become bankrupt on the Filing Date;

“Encumbrances” has the meaning given to that term in the Initial Order;

“Equity Claim” has the meaning given to that term in subsection 2(1) of the CCAA;

“Equity Interest” has the meaning given to that term in subsection 2(1) of the CCAA;

“Event of Default” has the meaning given to that term in the Support Agreement;

“Excluded Claim” means:

(a)	any Claims secured by any of the Charges;

(b)	any Claims that cannot be compromised pursuant to subsection 19(2) of the CCAA;

(c)	all secured Claims against the Applicants other than the Affected Secured Claims;

(d)	all unsecured Claims against the Applicants other than the Affected Banro Unsecured Claims;

(e)	Intercompany Claims;

(f)	any Priority Claims;

(g)	any Post-Filing Claims; and

(h)	any Claim entitled to the benefit of any applicable insurance policy, excluding any such Claim or portion thereof that is directly recoverable as against an Applicant;

“Excluded Creditor” means a Person who has an Excluded Claim, but only in respect of and to the extent of such Excluded Claim;

“Exit Transaction” has the meaning given to that term in the Restructuring Term Sheet;

“Filing Date” means December 22, 2017;

“Forward Agreements” means, collectively, the Namoya Forward I Agreement, the Namoya Forward II Agreement, the Twangiza Forward I Agreement and the Twangiza Forward II Agreement;

“FTI” means FTI Consulting Canada Inc.;

“Gold Streams” means collectively, the Namoya Streaming Agreement and the Twangiza Streaming Agreement;

“Gold Transfer Price” has the meaning given to that term in the Stream Agreements;

“Governmental Entity” means any government, regulatory authority, governmental department, agency, commission, bureau, official, minister, Crown corporation, court, board, tribunal or dispute settlement panel or other law, rule or regulation-making organization or entity: (a) having or purporting to have jurisdiction on behalf of any nation, province, territory or state or any other geographic or political subdivision of any of them; or (b) exercising, or entitled or purporting to exercise any administrative, executive, judicial, legislative, policy, regulatory or taxing authority or power;

“Gramercy” means Gramercy Funds Management LLC, as agent for and on behalf of the funds and accounts for which it acts as investment manager or advisor;

“IFRS” means the international financial reporting standards as issued by the International Accounting Standards Board as in effect from time to time;

“Implementation Date” means the Business Day on which the Plan becomes effective, which shall be the day indicated on the certificate which the Monitor has filed with the Court contemplated in Section 9.6 of the Plan;

“Initial Order” means the Order of the Court dated December 22, 2017 granted in respect of the Applicants annexed hereto as Appendix “C” (as such Order may be amended, restated or varied from time to time) pursuant to the CCAA;

“Intercompany Claim” means any Claim, including Equity Claims, by any of the Banro Parties against other Banro Parties;

“Interim Facility” means a senior secured super priority (debtor-in-possession) interim, non-revolving credit facility up to a maximum principal amount of US$20,000,000 dated as of December 22, 2017;

“Interim Financing Term Sheet” has the meaning given to that term in the Support Agreement;

“Interim Lenders” has the meaning given to that term in the Support Agreement;

“Intermediary” means a broker, custodian, trustee, nominee or other intermediary through which a Beneficial Noteholder holds its Secured Notes;

“ITA” means the Income Tax Act, R.S.C. 1985, c.1 (5th Supp.), as amended and any regulations thereunder;

“Kingsdale” means Kingsdale Advisors, the Depositary and Solicitation agent in connection with the Creditors’ Meetings and the Plan;

“Law” means any law, statute, order, decree, consent decree, judgment, rule regulation, ordinance or other pronouncement having the effect of law whether in Canada or any other country, or any domestic or foreign state, county, province, city or other political subdivision or of any Governmental Entity;

“Listed Claims” means the Claims of Listed Creditors as defined in the Claims Procedure Order;

“Majority Consenting Noteholders” means Consenting Noteholders holding at least a majority of the aggregate principal amount of all Secured Notes held by the Consenting Noteholders at the time that a consent, approval waiver or agreement is sought pursuant to the terms of the Plan;

“Material Adverse Change” means any change, condition, event or occurrence (including, without limitation, a change in commodity or metals prices), which, when considered individually or together with all other changes, conditions, events or occurrences, could reasonably be expected to have a material adverse effect (or a series of adverse effects, none of which is material in and of itself but which, cumulatively, result in a material adverse effect) on: (a) the condition (financial or otherwise), business, performance, prospects, operation, assets or property of Banro including a material adverse qualification (other than a ‘going concern’ qualification resulting from the CCAA Proceedings) to any of the financial statements of Banro; a material adverse misstatement of the financial statements of Banro; or if after the Filing Date, it is determined by Banro, its auditors or accountants that a restatement of Banro’s financial statements is or is likely to be necessary or there is a material adverse restatement of Banro’s financial statements); (b) the ability of Banro to carry on its business as presently conducted; (c) the ability of Banro or Consenting Parties to timely and fully perform any of their obligations under the Recapitalization as contemplated in the Support Agreement; or (d) the validity or enforceability of the Support Agreement;

“MD&A” means Annual Management’s Discussion and Analysis;

“Meeting Order” means the Order made in these proceedings on February 1, 2018 entitled “Meeting Order” and annexed hereto as Appendix “D”;

“MI 61-101” means Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions;

“Milestones” has the meaning given to that term in the Interim Financing Term Sheet;

“Monitor” means FTI, in its capacity as Court-appointed Monitor of the Companies in the CCAA Proceedings;

“Monitor’s Certificate” has the meaning given to that term in section 9.6 of the Plan;

“Monitor’s Website” means http://cfcanada.fticonsulting.com/banro/;

“Namoya” means Banro’s Namoya mine at the southern end of the Twangiza-Namoya gold belt in Maniema province of the DRC, approximately 210 kilometers southwest of Twangiza and consists of one PE covering an area of 174 square kilometres;

“Namoya DRC” means Namoya Mining S.A.;

“Namoya Forward I Agreement” means the gold purchase and sale agreement dated April 19, 2017 among Namoya Gold Forward Holdings LLC, RFW Banro II Investments Limited and Banro and Namoya Mining S.A. (as amended or restated from time to time) in the secured amount of US$42 million;

“Namoya Forward II Agreement” means the Purchase and Sale Agreement dated July 12, 2017 among Namoya Gold Forward Holdings II LLC, Baiyin International Investment Ltd, Banro and Namoya Mining S.A. (as amended from time to time) in the secured amount of US$20.0 million;

“Namoya Stream Equity Warrants” has the meaning given to that term in the section entitled “Issuance of Stream Equity Warrants”;

“Namoya Streaming Agreement” means the Gold Purchase and Sale Agreement dated February 27, 2015 among Namoya GSA Holdings, Banro and Namoya DRC. (as amended or restated from time to time);

“New BGB Common Shares” means the 100 common shares in the capital of BGB to be issued to Newco on the Implementation Date;

“New Board” means the board of directors of each of Banro and Newco immediately following completion of the Recapitalization;

“Newco” means an exempted company to be organized under the laws of the Cayman Islands;

“Newco/BGB Subscription Agreement” means a subscription agreement to be entered into by Newco and BGB on or prior to the Implementation Date in form and substance reasonably acceptable to the Applicants and the Requisite Consenting Parties pursuant to which BGB agrees to issue to Newco, and Newco agrees to subscribe for, the New BGB Common Shares on the Implementation Date;

“Newco Equityholder Information” means such information and documentation as the Transfer Agent and/or Newco may require from recipients of the New Equity in order to comply with any anti-money laundering, “know your client”, proceeds of crime and other Laws applicable to the Transfer Agent and Newco, respectively, which shall be communicated to the Proven Affected Secured Creditors by the Transfer Agent and/or Newco in the information provided in such Proven Affected Secured Creditors’ Registration Instructions;

“Newco Share Terms” means the rights and obligations of holders of the New Equity as set forth in the Restructuring Term Sheet, as described under the heading “Newco Share Terms”, and as otherwise may be agreed to by the Companies, the Monitor and the Requisite Consenting Parties, acting reasonably;

“New Equity” means, collectively, the Class A Common Shares and the Class B Common Shares of Newco which, immediately following the issuance thereof, will constitute all of the issued and outstanding shares of Newco;

“New Secured Facility” means a new secured loan facility, which facility shall have refinanced the obligations owing by the Banro Parties to the DIP Lender under the DIP Term Sheet;

“New Secured Facility Credit Agreement” means the secured term loan agreement to be entered into by the Banro Parties on the terms substantially as described in this Circular and/or as may otherwise be agreed by the Applicants and the DIP Lender, each acting reasonably, pursuant to which the New Secured Facility will be issued;

“New Secured Facility Warrants” means warrants for common shares in the capital of Newco to be issued to the DIP Lender on the Implementation Date as consideration for providing the New Secured Facility, on the terms and conditions as described in this Circular and/or as may otherwise be agreed by the Applicants and the DIP Lender, each acting reasonably;

“NI 43-101” means National Instrument 43-101 - Standards of Disclosure for Mineral Projects;

“Non-Applicant Subsidiaries” means, collectively, Banro Congo Mining S.A., Namoya DRC, Lugushwa Mining S.A., Twangiza Mining S.A., and Kamituga Mining S.A.;

“Note Indenture” means the indenture dated as of April 19, 2017 among Banro, the Guarantors and Obligors and therein, the Canadian Trustee and the U.S. Trustee;

“Noteholder” means the holders of the Secured Notes as determined in accordance with the Claims Procedure Order, including a Beneficial Noteholder;

“Noteholder Voting Record Date” means 5:00 p.m. (Toronto time) on January 31, 2018

“Officer” means anyone who is or was, or may be deemed to be or have been, whether by statute, operation of law or otherwise, an officer or de facto officer of any of the Applicants;

“Outside Date” means April 30, 2018 (or such other date as the Companies, the Monitor and the Required Consenting Parties may agree);

“Person” is to be broadly interpreted and includes any individual, firm, corporation, limited or unlimited liability company, general or limited partnership, association, trust, unincorporated organization, joint venture, Governmental Entity or any agency, Officer or instrumentality thereof or any other entity, wherever situate or domiciled, and whether or not having legal status;

“Plan” means the Consolidated Plan of Compromise and Reorganization in the form attached as Schedule “A” to the Meeting Order and any amendments, restatements, modifications or supplements made from time to time in accordance with the terms of the Plan or made at the direction of the Court in the Sanction Order or otherwise;

“Post-filing Claim” means any claims against any of the Applicants that arose from the provision of authorized goods and services provided or otherwise incurred on or after the Filing Date in the ordinary course of business;

“Priority Claim” means a Crown Priority Claim or an Employee Priority Claim;

“Priority Claim Reserve” means a Cash reserve, equal to the amount of the Priority Claims, to be deposited by the Applicants into the Priority Claim Reserve Account for the purpose of paying the Priority Claims;

“Priority Claim Reserve Account” means a segregated interest-bearing trust account established by the Monitor to hold the Priority Claim Reserve;

“Priority Lien Debt” means: (i) the Twangiza Forward I Agreement; (ii) the Twangiza Forward II Agreement; and (iii) the Namoya Forward I Agreement;

“Proof of Claim” has the meaning given to that term in the Claims Procedure Order;

“Proven Affected Banro Unsecured Claim” means the amount of the Affected Banro Unsecured Claim of an Affected Banro Unsecured Creditor as finally accepted and determined for distribution purposes in accordance with the Claims Procedure Order and the CCAA;

“Proven Affected Banro Unsecured Creditor” means a holder of a Proven Affected Banro Unsecured Claim;

“Proven Affected Secured Claim” means the amount of an Affected Secured Claim as finally accepted and determined for distribution purposes in accordance with the Claims Procedure Order and the CCAA;

“Proven Affected Secured Creditor” means a holder of a Proven Affected Secured Claim as at the Distribution Record Date;

“Proven Doré Loan Claim” means the Proven Affected Secured Claim in respect of the Doré Loan in the amount of US$10,247,120;

“Proven Namoya Forward II Claim” means the Proven Affected Secured Claim in respect of the Namoya Forward II Agreement in the amount of US$20,000,000;

“Proven Secured Notes Claim” means the Proven Affected Secured Claim in respect of the Secured Notes in the amount of US$203,506,170;

“Proxy” or “Proxies” means the proxy for voting at the Creditors’ Meetings for use by Affected Creditors that are not Beneficial Noteholders, substantially in the form attached as Schedule “D” to the Meeting Order;

“Proxy Deadline” means 12:00 p.m. (Toronto time) on March 8, 2018 or 24 hours (excluding Saturdays, Sundays and statutory holidays) prior to any adjourned, postponed or rescheduled Creditors’ Meeting;

“Qualified Alternative Transaction Bid” has the meaning given to that term in the SISP;

“Recapitalization” means a transaction on the terms set forth in the Restructuring Term Sheet;

“Record Time Secured Noteholder” means a person who is a Beneficial Noteholder as of the Noteholder Voting Record Date;

“Registered Holder” means the holders of Secured Notes as recorded on the books and records of the Canadian Trustee;

“Registration Election Deadline” means 5:00 pm on March 5, 2018 (or such other date as the Companies, the Monitor and the Required Consenting Parties may agree)

“Registration Instructions” means the instructions provided by a Beneficial Noteholder to its Intermediary for the registration and issuance of its New Equity submitted in accordance with the VIEF and the Meeting Order;

“Released Party” means each of the Banro Released Parties and the Third Party Released Parties;

“Releases” has the meaning given to that term in the section entitled “Releases”;

“Released Claims” means the matters that are subject to release and discharge as described in the section entitled “Releases”;

“Required Majorities” means the Affected Secured Required Majority and the Affected Banro Unsecured Required Majority;

“Requisite Consenting Parties” means, collectively, Gramercy and Baiyin;

“Requisite Consenting Party Advisors” means, collectively, Goodmans LLP and McCarthy Tétrault LLP;

“Restructuring Term Sheet” means the Restructuring Term Sheet attached as an exhibit to the Support Agreement;

“RFW” means, collectively, Resource FinanceWorks Limited, RFW Banro Investments Limited, Baiyin International Investment Limited and affiliates thereof within the direct or indirect control of Baiyin Nonferrous Group Company, Limited;

“RFW Banro Investments” means RFW Banro Investments Limited;

“Sanction Order” has the meaning given to that term in section 9.2 of the Plan;

“SEC” has the meaning given to that term under “Notice to Security Holders in the United States”;

“SEC Industry Guide 7” has the meaning given to that term under “Notice to Security Holders in the United States”;

“Section 5.1(2) Director/Officer Claims” means any Director/Officer Claims that may not be compromised pursuant to subsection 5.1(2) of the CCAA;

“Secured Notes” means the 10% Secured Notes due March 1, 2021 in the principal amount of US$197.5 million, for which Banro Group (Barbados) Limited is the obligor and the other Banro Parties are guarantors;

“SEDAR” means the System for Electronic Document Analysis and Retrieval;

“Shareholders Agreement” means a shareholders’ agreement made between and among the shareholders of Newco on the Implementation Date which shall contain the Newco Share Terms and otherwise be acceptable to the Companies and the Requisite Consenting Parties, acting reasonably;

“SISP” means the Sale and Investment Solicitation Process in respect of the Companies to be conducted in accordance with the SISP Procedures;

“SISP Approval Order” means the SISP Approval Order granted by the Court on January 18, 2018;

“SISP Procedures” means the Procedures for the Sale and Investment Solicitation Process attached as Schedule “A” to the SISP Approval Order;

“Solicitation Agent” means Kingsdale;

“Special Committee” has the meaning given to that term in “Background to the Recapitalization”;

“Stay Extension & CCAA Charges Priority Order” means the Stay Extension & CCAA Charges Priority Order granted by the Court on January 18, 2018;

“Stream Agreements” means the Namoya Streaming Agreement and the Twangiza Streaming Agreement;

“Twangiza Streaming Agreement” means the Gold Purchase and Sale Agreement dated December 31, 2015 among RFW Banro Investments Limited, Banro and Twangiza DRC (as amended or restated from time to time);

“Stream Equity Warrants” means the Namoya Stream Equity Warrants and the Twangiza Stream Equity Warrants;

“Stream Purchaser” has the meaning given to that term in the section entitled “Amendments to Streaming and Forward Agreements”;

“Successful Bid” has the meaning given to that term in the section hereof entitled “SISP”;

“Support Agreement” means the agreement dated December 22, 2017 (as it may be amended, restated and varied from time to time in accordance with the terms thereof) between the Banro Parties, Baiyin, Gramercy, and each other Person who may execute a Consent Agreement thereto, a copy of which has been posted on Banro’s profile on SEDAR;

“Tax” or “Taxes” means any and all taxes, duties, fees, premiums, assessments, imposts, levies and other charges of any kind whatsoever, including all interest, penalties, fines, additions to tax or other additional amounts in respect thereof, and including those levied on, or measured by, or referred to as, income, gross receipts, profits, capital, transfer, land transfer, sates, goods and services, harmonized sales, use, value-added, excise, stamp, withholding, business, franchising, property, development, occupancy, employer health, payroll, employment, health, social services, education and social security taxes, all surtaxes, all customs duties and import and export taxes, countervail and anti-dumping, all licence, franchise and registration fees and all employment insurance, health insurance and Canada, Quebec and other government pension plan premiums or contributions;

“Tax Claim” means any Claim by a Taxing Authority against the Applicant regarding any Taxes in respect of any taxation year or period;

“Taxing Authority” means Her Majesty the Queen in right of Canada, Her Majesty the Queen in right of any province or territory of Canada, any municipality of Canada, the Canada Revenue Agency, the Canada Border Services Agency, any similar revenue or taxing authority of Canada and each and every province or territory of Canada and any political subdivision thereof and any Canadian or foreign government, regulatory authority, government department, agency, commission, bureau, minister, court, tribunal or body or regulation making entity exercising taxing authority or power;

“Transfer Agent” means the transfer agent in respect of the New Equity, which shall be acceptable to the Applicants and the Requisite Consenting Parties, acting reasonably;

“Third Party Released Parties” has the meaning given to that term in the section entitled “Releases”;

“Trustees” means, collectively, the Canadian Trustee and The Bank of New York Mellon in its capacity as U.S. Trustee under the Note Indenture;

“Twangiza” means Banro’s Twangiza mine located 45 kilometres south-southwest of Bukavu in South Kivu Province of the DRC and consists of six Exploitation Permits covering 1,164 square kilometres in the highly-prospective 210km long Twangiza-Namoya gold belt;

“Twangiza DRC” means Twangiza Mining S.A.;

“Twangiza Forward I Agreement” means the amended and restated Gold Purchase and Sale Agreement Tranche 2/3 dated September 17, 2015 among Twangiza GFSA Holdings, Banro and Twangiza DRC (as amended or restated from time to time) in the secured amount of U.S. $4,492,000;

“Twangiza Forward II Agreement” means the purchase and sale agreement dated July 12, 2017 (as amended or restated from time to time) among Baiyin International and Twangiza DRC in the secured amount of US$6.0 million;

“Twangiza Stream Equity Warrants” has the meaning given to that term in the section entitled “Issuance of Stream Equity Warrants”;

“Twangiza Streaming Agreement” means the Gold Purchase and Sale Agreement dated December 31, 2015 among RFW Banro Investments Limited, Banro and Twangiza Mining DRC (as amended or restated from time to time);

“U.S.” or “United States” means United States of America, its territories and possessions, any State of the United States and the District of Columbia;

“U.S. GAAP” means United States Generally Accepted Accounting Principles;

“U.S. Trustee” means The Bank of New York Mellon, in its capacity as Trustee under the Note indenture;

“VIEF” means the Voting Information and Registration Election Form (or other applicable instruction) provided to a Beneficial Noteholder by its Intermediary;

“Voting Claim” means the amount of the Affected Claim of an Affected Creditor against the Applicant as finally accepted and determined for purposes of voting at the Creditors’ Meeting, in accordance with the provisions of the Meeting Order and the CCAA;

“Voting Instruction” means the instructions provided by Beneficial Noteholder to its Intermediary for its vote on the Plan in accordance with the VIEF and the Meeting Order.

CIRCULAR

This Circular is furnished in connection with the solicitation of voting instruments by and on behalf of the Companies to be used at the meeting of the Affected Secured Creditors and the meeting of the Affected Banro Unsecured Creditors to be held on March 9, 2018 at 1:30 pm (Toronto time) and 1:45 pm (Toronto time), 2018, respectively, at the offices of McMillan LLP at 181 Bay Street, Suite 4400, Toronto, Ontario, Canada, M5J 2T3, and at any adjournments or postponements thereof.

All capitalized terms used in this Circular that are not otherwise defined have the respective meanings set forth under “Glossary of Terms”.

Information in this Circular is given as at February 1, 2018, unless otherwise indicated.

CURRENCY

In this Circular, references to US$ are to United States dollars, and references to $ are to Canadian dollars. The nominal daily rate of exchange on February 1, 2018, as reported by the Bank of Canada for the conversion of United States dollars into Canadian dollars, was US$1.00 = C$1.2288.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION AND RISKS

Certain statements and other information in this Circular may constitute forward-looking information within the meaning of applicable Canadian and United States securities laws. This forward-looking information reflects the current beliefs of management of the Companies and is based on assumptions and information currently available to management of the Companies. In some cases, forward-looking information can be identified by terminology such as “may”, “will”, “expect”, “plan”, “anticipate”, “believe”, “intend”, “estimate”, “predict”, “forecast”, “outlook”, “potential”, “continue”, “should”, “likely”, “project”, “future” or the negative of these terms or other comparable terminology.

In particular, this Circular contains forward-looking information pertaining to:

•	the anticipated benefits and effects of the Plan, including the entitlements of various security holders;

•	the potential effects on the Companies and various stakeholders if the Plan is not concluded;

•	the timing of the Creditors’ Meetings and of the completion of the Plan;

Forward-looking information respecting:

•

the anticipated benefits of the Recapitalization are based upon a number of facts, including the terms and conditions of the Plan (including receipt of required stakeholder, regulatory and Court approvals), current industry, economic and market conditions and the current financial condition and prospects of the Companies;

•	the structure and effect of the Recapitalization are based upon the terms of the Plan and the transactions contemplated thereby; and

•

the steps and timing of the Recapitalization are based upon the terms of the Plan and the expected timing to receive the required Court approvals and to otherwise satisfy the conditions to effectiveness of the Plan.

Although management of the Companies believes that the anticipated future results, performance or achievements expressed or implied by the forward-looking information in this Circular are based upon reasonable assumptions and expectations, readers of this Circular should not place undue reliance on such forward-looking information because they involve assumptions, known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Companies to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking information. Such assumptions include, without limitation: political instability in the eastern DRC where the Twangiza and Namoya mines are located; potentially adverse economic, social and political developments in the DRC, interest and exchange rates; the price of gold; financing and funding requirements; general economic, political and market conditions; and changes in laws, rules and regulations applicable to the Companies. Forward-looking information are statements about the future and are inherently uncertain. There can be no assurance that the forward-looking information will prove to be accurate. The forward-looking information speaks only as of the date of this Circular.

Forward-looking information is subject to a variety of risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking information, including, without limitation: the completion of the Plan being subject to conditions that must be satisfied or waived; and risks related to the Companies.

This list is not exhaustive of the factors and assumptions that may affect any of the forward-looking information. Additional risks and uncertainties that could affect forward-looking information are described further under the heading “Risk Factors” in this Circular and under the heading “Risk Factors” in the AIF. The forward-looking information contained in this Circular is expressly qualified by this cautionary statement, and the Companies do not undertake any obligation to update it to reflect new information or future developments, except to the extent required by law.

SUMMARY OF CIRCULAR

The following is a summary of certain information contained elsewhere in this Circular. It is not, and is not intended to be, complete in itself. This is a summary only, and is qualified in its entirety by the more detailed information appearing elsewhere in this Circular. Affected Creditors are urged to carefully review this Circular, including the Appendices, and the documents incorporated by reference, in their entirety. Capitalized terms used in this Circular that are not otherwise defined have the respective meanings set forth under “Glossary of Terms”.

Banro Corporation

Banro Corporation is a Canadian gold mining company focused on production from the Twangiza and Namoya mines, which began commercial production in September 2012 and January 2016 respectively. The Company’s longer-term objectives include the development of two additional major, wholly-owned gold projects, Lugushwa and Kamituga. The four projects, each of which has a mining license, are located along the 210 kilometres-long Twangiza-Namoya gold belt in the South Kivu and Maniema Provinces of the DRC.

On December 22, 2017, Banro and the other Applicants filed for creditor protection under the CCAA.

Description of the Plan

This Circular describes the proposed Recapitalization, which will be effected through the Plan. The Plan will be considered by the Affected Secured Creditors and the Affected Banro Unsecured Creditors at the Creditors’ Meetings. If completed as contemplated, the Plan will effect a number of significant changes to the capital structure of Banro and the terms of certain of its existing obligations, as more particularly described below and elsewhere in this Circular.

As described in further detail in this Circular, upon implementation of the Plan:

(a)	the obligations under the Secured Notes, the Doré Loan and the Namoya Forward II Agreement will be exchanged for New Equity;

(b)	current equity holders of Banro will have their interests extinguished and Banro will become a wholly-owned, indirect subsidiary of Newco;

(c)	Affected Banro Unsecured Creditors will have their claims compromised in exchange for their Affected Banro Unsecured Pro Rata Share of the Affected Banro Unsecured Cash Pool;

(d)	the Interim Facility will be replaced by the New Secured Facility and Newco shall issue the New Secured Facility Warrants to the DIP Lender;

(e)

the amendments to the Namoya Streaming Agreement, the Twangiza Streaming Agreement, the Namoya Forward I Agreement, the Twangiza Forward I Agreement and the Twangiza Forward II Agreement as described under “ Amendments to Streaming and Forward Agreements” will continue in effect as described therein and Newco will issue the Stream Equity Warrants.

Outstanding debt at the DRC level, including the equipment financing agreements at Twangiza DRC and Namoya DRC, including the guarantees of such by Banro, will remain unaffected.

Sale and Investment Solicitation Process

As part of the CCAA Proceedings, and subject to the terms of the SISP Approval Order, including the SISP Procedures appended thereto, Banro is conducting the SISP, pursuant to which any interested parties are afforded the opportunity to acquire Banro pursuant to a “Successful Transaction”, meaning an alternative transaction to the Recapitalization which, among other things: (i) is on terms that Banro, in its business judgment and in consultation with the Monitor and the DIP Lenders, determines is superior to the terms of the Recapitalization; and (ii) indefeasibly repays in full in immediately available funds (x) all of the outstanding DIP Facility obligations, and (y) at least 75% of the principal amount of each of the obligations that form part of the Affected Parity Lien Debt, and (z) all claims ranking in priority to the DIP Obligations and the Affected Parity Lien Debt; and (iii) indefeasibly repays all amounts due under the Stream Agreements or provides for treatment of the Stream Agreements on the same terms as the Recapitalization.

If a Successful Transaction is identified in accordance with the SISP, the Recapitalization will not proceed.

Effect of the Plan

Effect on Affected Secured Claims

The Recapitalization contemplates an equitization of 75% of all Affected Secured Claims pursuant to the Plan, pro-rata with their claim value, into 100% of the New Equity subject to subsequent dilution on account of the Stream Equity Warrants and the New Secured Facility Warrants. The balance of 25% of the Affected Secured Claims shall participate in and be compromised with the Affected Banro Unsecured Class. Holders of Affected Banro Unsecured Deficiency Claims shall be deemed to have waived their entitlement to the Affected Banro Unsecured Cash Pool.

Based upon relative holdings of Affected Secured Claims as at the date hereof, it is anticipated that immediately following the Implementation Date, Baiyin would hold New Equity representing approximately 34.07% of the total outstanding equity of Newco (i.e. both Class A Common Shares and Class B Common Shares), Gramercy would hold approximately 40.28% of the total outstanding equity of Newco, and the remaining Affected Secured Creditors would hold approximately 25.65% of the total outstanding equity of Newco (subject to dilution for third parties down to 23.1% of the New Equity in the event that the Stream Equity Warrants and the New Secured Facility Warrants are exercised at full value). Baiyin and Gramercy will hold, between them, 100% of the voting equity of Newco.

Effect on Affected Banro Unsecured Claims

All holders of Affected Banro Unsecured Claims will vote as a separate class under the Plan. Included in this class will be the holders of the Affected Banro Unsecured Deficiency Claims. The Plan provides for a US$10,000 distribution pro rata among the holders of Affected Banro Unsecured Claims other than holders of Affected Banro Unsecured Deficiency Claims, who shall be deemed to have waived their entitlement to the Affected Banro Unsecured Cash Pool.

Effect on Equity

All Affected Equity Interests in Banro will be extinguished under the Plan for no consideration and Banro will become an indirect, wholly-owned, subsidiary of Newco.

Effect on Banro

Upon completion of the Recapitalization, Banro will be an indirect, wholly owned subsidiary of Newco and BGB will be a direct, wholly-owned subsidiary of Newco. The Applicants (other than Banro) and the Non-Applicant Subsidiaries will remain as direct and indirect subsidiaries of BGB.

The Gold Streams, the Twangiza Forward I Agreement, the Twangiza Forward II Agreement and the Namoya Forward I Agreement will remain in effect, subject to the amendments described herein under “Amendments to Streaming and Forward Agreements”. The Interim Facility will be replaced by the New Secured Facility.

Support Agreement

On December 22, 2017, the Companies entered into the Support Agreement with Gramercy and Baiyin, who currently hold in excess of 74% of the Affected Secured Claims. Pursuant to the Support Agreement, and subject to the terms and conditions thereof, the Banro Group will seek to comply with the terms of the SISP and, if no Successful Transaction (as defined in the SISP) is identified as a result of the SISP, to proceed to complete the Recapitalization. In addition, Baiyin, Gramercy and parties related thereto agreed to support the SISP and, if no Successful Transaction is identified as a result of the SISP, to support the Recapitalization.

Approval of the Plan

For the purposes of considering and voting on the Resolutions, there will be two classes of Affected Creditors consisting of the Affected Secured Creditors and the Affected Banro Unsecured Creditors.

At the Creditors’ Meetings, Affected Creditors will be asked to consider and, if thought advisable, approve the Affected Secured Creditors’ Resolution, or the Affected Banro Unsecured Creditors’ Resolution (collectively, the “Resolutions”), as applicable. Subject to any order of the Court, the Resolutions must be approved by the Required Majorities of Affected Creditors present in person or represented by proxy at each of the Creditors’ Meetings with each Eligible Voting Creditor entitled to one vote at the applicable Creditors’ Meeting(s), which vote will have the value of such person’s Voting Claim as determined in accordance with the Claims Procedure Order and the Meeting Order.

Procedures for Voting at the Creditors Meetings

The only Persons entitled to notice of, to attend or to speak at the Creditors’ Meetings are Record Time Secured Noteholders, other Affected Creditors (or their respective duly appointed proxyholders), representatives of the Monitor, the Companies, the Requisite Consenting Parties and all such parties’ financial and legal advisors, the Chair, the Secretary and their respective legal counsel and advisors. Any other person may be admitted to the Meeting only by invitation of the Companies or the Chair.

Voting by Affected Creditors other than Beneficial Noteholders

Affected Creditors other than Beneficial Noteholders must use the Proxy to vote on the Resolution(s).

In order to be effective, Proxies must be received by the Monitor at FTI Consulting Canada Inc., 79 Wellington Street West, Toronto Dominion Centre, Suite 2010, P.O. Box 2104, Toronto, ON M5K 1G8 (Attention: Lizzy Pearson), email: banro@fticonsulting.com prior to the Proxy Deadline. Persons appointed as proxyholders need not be Affected Creditors.

Voting by Affected Creditors who are Beneficial Noteholders

As at the date hereof, CDS Clearing and Depository Services Inc., is the sole Registered Holder of the Secured Notes. All other holders of Secured Notes are Beneficial Noteholders. Beneficial Noteholders who were Beneficial Noteholders at 5:00 pm (Toronto time) on January 31, 2018 are “Record Time Secured Noteholders” and are entitled to vote as Affected Secured Creditors at the Affected Secured Creditors’ Meeting and as Affected Banro Unsecured Creditors at the Affected Banro Unsecured Creditors Meeting in respect of their Affected Banro Unsecured Deficiency Claims.

RECORD TIME SECURED NOTEHOLDERS SHOULD PROMPTLY CONTACT THEIR INTERMEDIARIES AND OBTAIN AND FOLLOW THEIR INTERMEDIARIES’ INSTRUCTIONS WITH RESPECT TO THE APPLICABLE VOTING PROCEDURES AND DEADLINES, WHICH MAY BE EARLIER THAN THE DEADLINES THAT ARE APPLICABLE TO OTHER AFFECTED SECURED CREDITORS. Record Time Beneficial Noteholders who sell their holdings of Secured Notes will be deemed to have transferred the right to vote and the entitlement to New Equity to the purchasing party.

Pursuant to the Meeting Order, the Company has caused copies of this Circular and the accompanying materials relating to the Creditors’ Meetings to be distributed to CDS and Intermediaries (or their agents) for onward distribution to Record Time Secured Noteholders. Record Time Secured Noteholders are required to provide both Voting Instructions and Registration Instructions to their Intermediary in advance of the Creditors’ Meetings. Every broker or other nominee or agent has its own procedures which should be carefully followed by Beneficial Noteholders in order to ensure that their Secured Notes are voted at the Creditors’ Meetings.

New Equity

The Recapitalization contemplates an equitization of 75% of all Affected Secured Claims pursuant to the Plan, pro-rata with their claim value into 100% of the New Equity (subject to subsequent dilution on account of the Stream Equity Warrants and the New Secured Facility Warrants.

It is anticipated that the groups of shareholders represented by each of Baiyin and Gramercy (each of which group will collectively hold in excess of 30% of the New Equity at the Effective Time (a “Major Shareholder”) will have certain rights and obligations that differ from the other shareholders of Newco (the “Minority Shareholders”).

The Major Shareholders will hold Class A Common Shares of Newco, which will be voting common shares and it is anticipated that the Major Shareholders will control the operations of Newco, both in their capacities as voting shareholders and by their appointment rights in respect of the Newco Board.

The Minority Shareholders will hold Class B Common Shares of Newco, which will be non-voting common shares of Newco with rights to information, pre-emptive rights and a right to “tag along” in the context of certain transactions, and certain obligations in the context of transfers of New Equity, as described in this Circular.

There will be no distinction in the economic rights of the Class A Common Shares (voting) and the Class B Common Shares (non-voting),

Each Beneficial Noteholder is required to provide Registration Instructions to Kingsdale through their Intermediaries as per the VIEF and must also provide the Newco Equityholder Information to the Transfer Agent and/or Newco, as applicable in order to receive New Equity.

No holder of Affected Secured Claims shall be entitled to the rights associated with the New Equity and all such New Equity shall be held solely by the Transfer Agent and recorded on the books and records of Newco by the Transfer Agent until such time as the holder of such Affected Secured Claim has delivered its Newco Equityholder Information to the Transfer Agent and/or Newco, as applicable. In the event that an Affected Secured Creditor fails to deliver its Newco Equityholder Information on or before the date that is 6 months following the Implementation Date, Newco shall be entitled to cancel the entitlement to, and Newco and the Transfer Agent shall have no further obligation to deliver, any New Equity otherwise issuable to such Affected Secured Creditor(s) that have not delivered their Newco Equityholder Information.

Court Approval of the Plan

Following the Creditors’ Meetings, and provided that the Plan is approved by the Required Majorities at the Creditors’ Meetings, the Companies intend to bring a motion before the Court on March 16, 2018 at 9:00 a.m. (Toronto time) or such later date as may be posted on the Monitor’s website, at the Court located at 330 University Avenue, Toronto, Ontario M5G 1R8. The motion will be seeking the granting of the Sanction Order sanctioning the Plan under the CCAA and for ancillary relief consequent upon such sanction. Any Affected Creditor that wishes to appear or be represented, and to present evidence or arguments, at such Court hearing must file with the Court a Notice of Appearance and serve such Notice of Appearance on the Service List at least seven (7) Business Days before such Court hearing. Any Affected Creditor that wishes to oppose the relief sought at such Court hearing shall serve on the Service List a notice setting out the basis for such opposition and a copy of the materials to be used at such hearing at least seven (7) Business Days before such Court hearing, or such shorter time as the Court, by Order, may allow.

Conditions to the Recapitalization Becoming Effective

The implementation of the Recapitalization will be subject to the following conditions precedent, among others:

(a)	the Plan shall have been approved by the Required Majorities;

(b)

the Court shall have granted the Sanction Order the operation and effect of which shall not have been stayed, reversed or amended and, in the event of an appeal or application for leave to appeal, final determination shall have been made by the appellate court;

(c)	the Administrative Reserve shall have been funded by the Applicants;

(d)	the Priority Claim Reserve shall have been funded by the Applicants;

(e)	the conditions precedent to the implementation of the Recapitalization set forth in Article 8 of the Support Agreement shall have been satisfied or waived;

(f)

the Priority Lien Debt, the Gold Streams, the Shareholder Agreement and the Interim Facility and all related agreements and other documents necessary in connection with the amendments thereto contemplated by the Recapitalization and the implementation of the Plan, shall be in form and substance acceptable to the Applicants, the Monitor and the Requisite Consenting Parties and shall have become effective, subject only to the implementation of the Plan;

(g)	the Implementation Date shall have occurred no later than the Outside Date; and

(h)

the constating documents of Newco and the composition of the board of Newco effective on and after the Implementation Date shall be consistent with the Restructuring Term Sheet and otherwise acceptable to the Applicants and the Requisite Consenting Parties, acting reasonably.

The Companies, in consultation with the Monitor, may at any time and from time to time waive the fulfillment or satisfaction, in whole or in part, of these conditions, to the extent and on such terms as such parties may agree to, provided, however, that the conditions set out in the above clauses, (e), (f), (g), and (h) may only be waived with the consent of the Requisite Consenting Parties.

Canadian Income Tax Considerations

For a description of the Canadian income tax consequences resulting from the Plan, please refer to “Certain Canadian Federal Income Tax Considerations”.

United States Income Tax Considerations

For a description of the United States federal income tax consequences resulting from the Plan, please refer to “Certain U.S. Federal Income Tax Considerations”.

Risk Factors

Affected Creditors should carefully consider the risk factors concerning implementation and non-implementation, respectively, of the Plan and the business of Banro and Newco described under “Risk Factors”. has the meaning given to that term in the section entitled

MATTERS TO BE ACTED UPON AT THE MEETING

At the Creditors’ Meetings, Affected Creditors will be asked to consider and, if thought advisable, approve the Affected Secured Creditors’ Resolution, or the Affected Banro Unsecured Creditors’ Resolution (collectively, the “Resolutions”), as applicable. Subject to any order of the Court, the Resolutions must be approved by the Required Majorities of Affected Creditors present in person or represented by proxy at each of the Creditors’ Meetings with each Eligible Voting Creditor entitled to one vote at the applicable Creditors’ Meeting(s), which vote will have the value of such person’s Voting Claim as determined in accordance with the Claims Procedure Order and the Meeting Order.

The form of the Affected Secured Creditors’ Resolution is set out at Appendix “A” to this Circular. The form of the Affected Banro Unsecured Creditors’ Resolution is set out at Appendix “B” to this Circular.

ENTITLEMENT TO VOTE

Classification of Affected Creditors

For the purposes of considering and voting on the Resolutions, there will be two classes of Affected Creditors consisting of the Affected Secured Creditors and the Affected Banro Unsecured Creditors.

Claims Procedure Order

The procedure for determining the validity and value of the Claims of Affected Creditors for voting and distribution purposes will be as set forth in the Claims Procedure Order, a copy of which is attached as Appendix “E” to this Circular, the Meeting Order, a copy of which is attached as Appendix “D” to this Circular, the CCAA and the Plan. The Monitor (in consultation with the Companies) will have the right to seek the assistance of the Court in valuing any Disputed Banro Unsecured Claim in accordance with the Claims Procedure Order, the Meeting Order, the CCAA and the Plan and, if required, to ascertain the result of any vote on the Resolutions.

If you are the holder of a “Listed Claim” or an “Affected Banro Unsecured Deficiency Claim” you are an “Affected Banro Unsecured Creditor”. All holders of “Listed Claims” should receive a Claims Package from the Monitor which will include a Notice of Claim. If you are the holder of a Listed Claim and have not received a Claims Package, please contact the Monitor at banro@fticonsulting.com. The submission of a Proxy will not constitute a Notice of Claim for the holder of a Listed Claim.

Affected Secured Creditors are not required to submit a Notice of Claim. However, Affected Secured Creditors who are Beneficial Noteholders are required to submit voting instructions in accordance with the VIEF through their Intermediary, as described below, and other Affected Secured Creditors are required to submit a Proxy in order to be entitled to vote at the Creditors’ Meetings. In order to receive the New Equity, Affected Secured Creditors must provide the Registration Instructions and the Newco Equityholder Information.

All Affected Creditors should refer to the Claims Procedure Order and the Meeting Order for a complete description of these procedures.

Any Claims denominated in a currency other than Canadian dollars shall be converted to Canadian dollars at the Bank of Canada daily exchange rate that was in effect on the Filing Date, which rate was US$1.00 to C$1.2759.

Entitlement to Vote and Voting

The validity and value of Affected Claims will be determined for voting purposes in accordance with the procedures set forth in the Claims Procedure Order, the Meeting Order and the Plan.

The only Persons entitled to notice of, to attend or to speak at the Creditors’ Meetings are Record Time Secured Noteholders, other Affected Creditors (or their respective duly appointed proxyholders), representatives of the Monitor, the Companies, the Requisite Consenting Parties and all such parties’ financial and legal advisors, the Chair, the Secretary and their respective legal counsel and advisors. Any other person may be admitted to the Meeting only by invitation of the Companies or the Chair.

The quorum for each of the Creditors’ Meetings has been set by the Meeting Order as one Eligible Voting Creditor present at such meeting in person or by proxy.

The record time for determining which Beneficial Noteholders are Record Time Secured Noteholders was 5:00 p.m. (Toronto time) on January 31, 2018.

Only the Record Time Secured Noteholders will be entitled to provide instructions relating to voting their Secured Notes and/or attending the Creditors’ Meetings as Affected Secured Creditors. The solicitation of votes from and the procedures for voting by the Record Time Secured Noteholders will be conducted in accordance with the Meeting Order. Each Record Time Secured Noteholder will be entitled to one vote having the value of its Voting Claim held by such Record Time Secured Noteholder, and each Affected Banro Unsecured Creditor will have one vote having the value of its Voting Claim.

Each Affected Creditor holding a Disputed Voting Claim will be entitled to attend the Creditors’ Meetings and will be entitled to one vote at the applicable Creditors’ Meeting(s). The Monitor will keep a separate record of votes cast by Affected Creditors with Disputed Voting Claims and will report to the Court with respect thereto at the motion in respect of the Sanction Order. The votes cast in respect of any Disputed Voting Claims will not be counted toward a Required Majority unless otherwise ordered by the Court. Any Person having an Excluded Claim will not be entitled to vote at the Creditors’ Meetings in respect of such Excluded Claim. Holders of Equity Claims will not be entitled to vote at the Creditors’ Meetings in respect of such Equity Claims.

Entitlement to Receive Distributions

The validity and value of Affected Claims will be determined for distribution purposes in accordance with the Claims Procedure Order, the Meeting Order, the CCAA and the Plan. For Disputed Affected Banro Unsecured Claims, Affected Creditors should refer to the Claims Procedure Order in order to ascertain the treatment of such Disputed Affected Banro Unsecured Claim under the Plan.

The Plan does not compromise Excluded Claims as against the Companies. Persons with Excluded Claims will not be entitled or receive any distributions under the Plan in respect of such claims. Nothing in the Plan will affect any of the Company’s rights and defenses, both legal and equitable, with respect to any Excluded Claims, including all rights with respect to legal and equitable defenses or entitlements to set-off or recoupment against such claims.

Transfer or Assignment of Claims

If an Affected Creditor (other than a Beneficial Noteholder) transfers or assigns the whole of its Affected Claim to another Person, such transferee or assignee shall not be entitled to attend and vote the transferred or assigned Claim at the Meeting unless sufficient prior notice of and proof of transfer or assignment has been delivered to the Monitor in accordance with the Claims Procedure Order and the Meeting Order. Notwithstanding the foregoing, Affected Creditors, including Beneficial Noteholders shall not be restricted from transferring or assigning such Claim in whole or in part.

Solicitation of Voting Instruments

Solicitation of Proxies from Affected Creditors other than Beneficial Noteholders will be primarily by mail, and may be supplemented by telephone or other personal contact by the current Directors, Officers, employees or agents of the Company, and the costs of such solicitation will be borne by the Company as a cost of the CCAA Proceedings.

As at the date hereof CDS is the sole registered holder of the Secured Notes. All other holders of Secured Notes are Beneficial Noteholders. As such, solicitation of Voting Instructions and Registration Instructions from Beneficial Noteholders will be effected through the facilities of CDS.

In addition, the Company has retained Kingsdale to act as Solicitation Agent and Depositary for the Meeting for a fee of approximately C$70,000.00 in connection with the identification of, and communication to, Affected Creditors and the issue of the New Equity.

The Companies are not relying on the notice-and-access delivery procedures outlined in National Instrument 54-101-Communication with Beneficial Owners of Securities of a Reporting Issuer to distribute copies of proxy-related materials in connection with the Creditors’ Meetings.

Appointment of Proxyholders, Voting and Revocation Appointment of Proxyholders and Voting for Affected Creditors other than Beneficial Noteholders

Affected Creditors other than Beneficial Noteholders must use the Proxy to vote on the Resolution(s). The Affected Creditor may appoint themselves or another person as proxyholder by inserting their name or the name of such person in the space provided in the Proxy or may attend the Creditors’ Meeting(s) and vote in person with their complete proxy.

In order to be effective, Proxies must be received by the Monitor at FTI Consulting Canada Inc., 79 Wellington Street West, Toronto Dominion Centre, Suite 2010, P.O. Box 2104, Toronto, ON M5K 1G8 (Attention: Lizzy Pearson), facsimile: 416.649.8101, email: banro@fticonsulting.com, prior to the Proxy Deadline, which is 12:00 p.m. (Toronto time) on March 8, 2018 or 24 hours (excluding Saturdays, Sundays and statutory holidays) prior to any adjourned, postponed or rescheduled Creditors’ Meeting or by the Chair at the applicable Creditors’ Meeting immediately prior to the vote at the time specified by the Chair.

If an Affected Creditor (other than a Beneficial Noteholder) specifies a choice with respect to voting on the Resolution(s) on a Proxy, the Proxy will be voted in accordance with the specification so made. In the absence of such specification, all duly signed and validly delivered Proxies will be voted FOR the Resolution(s).

The individuals named in the accompanying proxy forms are representatives of the Monitor. If you are an Affected Creditor other than a Beneficial Noteholder, you have the right to appoint a person or company other than either of the Persons designated in such form of proxy, who need not be an Affected Creditor, to attend and act for you and on your behalf at such Meeting or any adjournment or postponement thereof. You may do so either by inserting the name of that other person in the blank space provided in applicable proxy form or by completing and delivering another suitable form of proxy.

The Proxy Deadline may be waived or extended by the Chair of the applicable Creditors’ Meeting at his discretion, without notice. The Chair of the applicable Creditors’ Meeting is under no obligation to accept or reject any particular late Proxy.

The Proxy provides the Affected Creditors with the option to grant (or provide instructions in respect of the grant of) discretionary authority to the individuals designated in it with respect to amendments or variations to matters identified in the Notice of Meeting and other matters that may properly come before the Creditors’ Meeting(s). As of the date hereof, the Companies know of no such amendment, variation or other matters to come before the Creditors’ Meetings.

In addition to any other manner permitted by law, a Proxy may be revoked by an instrument in writing executed by an Affected Creditor (other than a Beneficial Noteholder) that has given a form of Proxy or such Affected Creditor’s attorney duly authorized in writing or, in the case of an Affected Creditor that is not an individual, by an instrument in writing executed by a duly authorized officer or attorney thereof, and delivered to the Monitor prior to the commencement of the Creditors’ Meetings (or any adjournment or postponement thereof).

Voting by Affected Secured Creditors who are Beneficial Noteholders

As at the date hereof, CDS Clearing and Depository Services Inc., is the sole Registered Holder of the Secured Notes. All other holders of Secured Notes are Beneficial Noteholders. Beneficial Noteholders who were Beneficial Noteholders at 5:00 pm (Toronto time) on January 31, 2018 are “Record Time Secured Noteholders” and are entitled to vote as Affected Secured Creditors at the Affected Secured Creditors’ Meeting and Affected Banro Unsecured Creditors at the Affected Banro Unsecured Creditors Meeting in respect of their Affected Banro Unsecured Deficiency Claims.

RECORD TIME SECURED NOTEHOLDERS SHOULD PROMPTLY CONTACT THEIR INTERMEDIARIES AND OBTAIN AND FOLLOW THEIR INTERMEDIARIES’ INSTRUCTIONS WITH RESPECT TO THE APPLICABLE VOTING PROCEDURES AND DEADLINES, WHICH MAY BE EARLIER THAN THE DEADLINES THAT ARE APPLICABLE TO OTHER AFFECTED SECURED CREDITORS. Record Time Beneficial Noteholders who sell their holdings of Secured Notes will be deemed to have transferred the right to vote and the entitlement to New Equity to the purchasing party.

Pursuant to the Meeting Order, the Company has caused copies of this Circular and the accompanying materials relating to the Creditors’ Meetings to be distributed to CDS and Intermediaries (or their agents) for onward distribution to Record Time Secured Noteholders. Record Time Secured Noteholders are required to provide both Voting Instructions and Registration Instructions to their Intermediary in advance of the Creditors’ Meetings. The form of the VIEF is attached to the Meeting Order as Schedule “E”. The Meeting Order is appended to this Circular as Appendix “D”. Record Time Secured Noteholders should not complete voting instructions in the form of VIEF that is attached to the Meeting Order. In order to be valid, it must be completed electronically by the Record Time Secured Noteholder’s Intermediary. Every broker or other nominee or agent has its own procedures which should be carefully followed by Record Time Noteholders in order to ensure that their Secured Notes are voted at the Creditors’ Meetings.

Beneficial Noteholders who wish to vote for or against the Resolutions should promptly contact their Intermediaries and obtain and follow their Intermediaries’ instructions with respect to the voting procedures and deadlines, which may be earlier than the deadlines that are applicable to other Affected Creditors. Beneficial Noteholders may only provide Voting Instructions and Registration Instructions through their Intermediary – no other voting channel will be available to Beneficial Noteholders. Under no circumstances should any person deliver Secured Notes or evidences of interests in Secured Notes to the Companies, the Monitor, the Canadian Trustee, or the Solicitation Agent. Beneficial Noteholders should not deliver a form of Proxy.

If a Beneficial Noteholder wishes to vote in person at a Creditors’ Meeting, the Beneficial Noteholder must contact their Intermediary or Kingsdale immediately and make alternative arrangements. Each intermediary will compile a master list of all Registration Instructions and Voting Instructions received and provide it to the Depositary and Solicitation Agent prior to the Creditors’ Meetings directly and through the facilities of CDS. In order to be effective, Beneficial Noteholders are required to provide both their Voting Instructions and Registration Instructions to their Intermediaries on or prior to 5:00 p.m. on March 5, 2018, or such later date as the Applicants, the Monitor and the Requisite Consenting Parties may agree in the event of an adjournment, postponement or other rescheduling of the Creditors’ Meetings.

Any requests for assistance relating to the procedure for delivering Voting Instructions or Registration Instructions may be directed to Kingsdale by email: contactus@kingsdaleadvisors.com or by calling the toll-free number 1-866-229-8874.

DESCRIPTION OF THE RECAPITALIZATION

The following description of the Recapitalization is qualified in its entirety by reference to the full text of the Plan, a copy of the form of which is attached to the Meeting Order, which is appended to this Circular as Appendix “D”.

If approved, the Plan will become effective at the Effective Time (which is expected to be at 12:01 am (Toronto Time) on the Implementation Date, which date is expected to take place as soon as reasonably practicable following the receipt of the Sanction Order) and will be binding at and after the Effective Time on each of the Companies, the Requisite Consenting Parties, the Released Parties, the Directors and Officers of the Companies and all other Persons named or referred to in, or subject to, the Plan.

In summary, the Recapitalization is compromised of the following components:

(a)	the obligations under the Secured Notes, the Doré Loan and the Namoya Forward II Agreement will be exchanged for New Equity;

(b)	current equity holders of Banro will have their interests extinguished and Banro will become a wholly-owned indirect subsidiary of Newco;

(c)	Affected Banro Unsecured Creditors will have their claims compromised in exchange for their Affected Banro Unsecured Pro Rata Share of the Affected Banro Unsecured Cash Pool;

(d)	the Interim Facility will be replaced by the New Secured Facility and Newco shall issue the New Secured Facility Warrants to the DIP Lender;

(e)

the amendments to the Namoya Streaming Agreement, the Twangiza Streaming Agreement, the Namoya Forward I Agreement, the Twangiza Forward I Agreement and the Twangiza Forward II Agreement as described under “ Amendments to Streaming and Forward Agreements” will continue in effect as described therein and Newco will issue the Stream Equity Warrants.

Outstanding debt at the DRC level, including the equipment financing agreements at Twangiza DRC and Namoya DRC, including the guarantees of such by Banro, will remain unaffected.

Exchange of Obligations pursuant to Secured Notes, the Doré Loan, and the Namoya Forward II Agreement

The claim value of the parity Secured Notes and Doré Loan will be recognized at par plus accrued interest through the Filing Date, being approximately US$203,506,170 and US$10,247,120, respectively.

The claim value of the parity Namoya Forward II Agreement will be recognized at US$20,000,000.

The restructuring contemplates an equitization of 75% of all Affected Secured Claims pursuant to the Plan, pro-rata with their claim value as set forth above, into 100% of the New Equity (subject to subsequent dilution on account of the Stream Equity Warrants and the New Secured Facility Warrants). The balance of 25% of the Affected Secured Claims shall participate in and be compromised with the Affected Banro Unsecured Class. Holders of Affected Banro Unsecured Deficiency Claims shall be deemed to have waived their entitlement to the Affected Banro Unsecured Cash Pool.

Based upon relative holdings of Affected Secured Claims as at the date hereof, it is anticipated that immediately following the Implementation Date, Baiyin would hold New Equity representing approximately 34.07% of the total outstanding equity of Newco (i.e. both Class A Common Shares and Class B Common Shares), Gramercy would hold approximately 40.28% of the total outstanding equity of Newco, and the remaining Affected Secured Creditors would hold approximately 25.65% of the total outstanding equity of Newco (subject to dilution for third parties down to 23.1% of the New Equity in the event that the Stream Equity Warrants and the New Secured Facility Warrants are exercised at full value). Baiyin and Gramercy will hold, between them, 100% of the voting equity of Newco.

Delivery of New Equity

Each Beneficial Noteholder is required to provide Registration Instructions to Kingsdale through their Intermediary as per the VIEF and must also provide the Newco Equityholder Information to the Transfer Agent and/or Newco, as applicable, in order to receive New Equity. The form of the VIEF is attached to the Meeting Order as Schedule “E”. The Meeting Order is appended to this Circular as Appendix “D”. Beneficial Noteholders should not complete the Registration Instructions in the form of VIEF that is attached to the Meeting Order. In order to be valid, it must be completed electronically by the Beneficial Noteholder’s Intermediary.

On the Implementation Date, or as soon as practicable thereafter, Newco, on account of Affected Secured Claims, shall issue the New Equity to the Transfer Agent to be held for the benefit of (i) Affected Secured Creditors that are not Beneficial Noteholders as of the Distribution Record Date, in the name of and to the address as recorded in the books and records of the Companies or as otherwise communicated to the Companies not less than three Business Days prior to the Distribution Record Date, (ii) to Beneficial Noteholders that have validly provided Registration Instructions to their Intermediaries and received by Kingsdale through the facilities of CDS in accordance with the VIEF and Meeting Order prior to the Distribution Record Date, in accordance with their Registration Instructions provided by such Beneficial Noteholders, and (iii) Beneficial Noteholders that have not delivered Registration Instructions to their Intermediaries on or prior to the Distribution Record Date, in the name of such Beneficial Noteholders’ Intermediaries in trust for such Beneficial Noteholders.

No holder of Affected Secured Claims shall be entitled to the rights associated with the New Equity and all such New Equity shall be held solely by the Transfer Agent and recorded on the books and records of Newco by the Transfer Agent until such time as the holder of such Affected Secured Claim has delivered its Newco Equityholder Information to the Transfer Agent and/or Newco, as applicable. In the event that an Affected Secured Creditor fails to deliver its Newco Equityholder Information on or before the date that is 6 months following the Implementation Date, Newco shall be entitled to cancel, and Newco and the Transfer Agent shall have no further obligation to deliver, any New Equity otherwise issuable to such Affected Secured Creditor(s) (such equity, the “Cancelled New Equity”) that have not delivered their Newco Equityholder Information and such Affected Secured Creditors shall cease to have a claim to, or interest of any kind or nature against or in, the Companies, Newco or the Cancelled New Equity and the Transfer Agent shall delete such Cancelled New Equity from the books and records of Newco as maintained by the Transfer Agent.

The New Equity will be distributed either (i) by delivering share certificates representing the New Equity in the name of the applicable recipient, or (ii) through the facilities of a direct registration system operated by the Transfer Agent by providing direct registration system advices or confirmations in the name of the applicable recipient and registered electronically in Newco’s records which will be maintained by the Transfer Agent.

Treatment of Affected Banro Unsecured Creditors and Existing Equity

Compromise of Unsecured Claims Against Banro

All holders of Affected Banro Unsecured Claims will vote as a separate class under the Plan. Included in this class will be the holders of the Affected Banro Unsecured Deficiency Claims. The Plan provides for a US$10,000 distribution pro rata among the holders of Affected Banro Unsecured Claims other than holders of Affected Banro Unsecured Deficiency Claims, who shall be deemed to have waived their entitlement to the Affected Banro Unsecured Cash Pool.

For the avoidance of doubt, other than with respect to the guarantees of the Parity Lien Debt, which shall be compromised by the Plan as against all guarantors thereof, to the extent that the holder of an Affected Banro Unsecured Claim has a claim against any entity other than Banro in respect of that same claim, the Plan shall have no effect on that claim as against that other entity.

Extinguishment of Existing Equity Interests in Banro

All Affected Equity Interests in Banro will be extinguished under the Plan for no consideration and Banro will become an indirect, wholly-owned, subsidiary of Newco. Banro will file an application to cease to be a reporting issuer in Canada, intended to be effective upon the implementation of the Recapitalization.

Recapitalization Steps

Pursuant to the Plan, commencing at the Effective Time, the following events or transactions will occur, or be deemed to have occurred and be taken and effected, and effected in five minute increments (unless otherwise indicated) at the times set out in the Plan (or in such other manner or order or at such other time or times as the Companies may determine in consultation with the Monitor and the Requisite Consenting Parties), without any further act or formality required on the part of any Person, except as may be expressly provided in the Plan:

(a)

all of BGB’s issued and outstanding Equity Interests held by Banro shall be cancelled without any return of capital and BGB shall simultaneously issue to Newco the New BGB Common Shares pursuant to the Newco/BGB Subscription Agreement;

(b)	Newco shall issue the Stream Equity Warrants as consideration for the Stream Amendments;

(c)	all of the issued and outstanding Equity Interests in Banro shall be cancelled and extinguished for no consideration and without any return of capital and Banro shall issue 100 common shares to BGB;

(d)

the Administration Charge and the Directors’ Charge shall continue and shall attach solely against the Administrative Reserve from and after the Implementation Date pursuant to and in accordance with the Sanction Order and shall be deemed to be released as against the other Property (as defined in the Initial Order) of the Applicants pursuant to and in accordance with the Sanction Order;

(e)	concurrently:

(i)

each of Baiyin and Gramercy, as Proven Affected Secured Creditors, shall be entitled to receive a distribution of its Affected Secured Pro Rata Share of the Class A Common Shares which shall, and shall be deemed to be, received in full and final settlement of its Affected Secured Claims;

(ii)

each Proven Affected Secured Creditor other than Baiyin and Gramercy shall be entitled to receive a distribution of its Affected Secured Pro Rata Share of the Class B Common Shares which shall, and shall be deemed to be, received in full and final settlement of its Affected Secured Claims;

(iii)

following completion of the steps set forth in paragraphs (i) and (ii), above, the proportion that the number of outstanding Class A Common Shares and outstanding Class B Common Shares shall bear to the total number of Common Shares of both classes outstanding shall be equal, in each case, to the proportion that the aggregate amount of the Affected Secured Claims of Baiyin and Gramercy, on the one hand, and the aggregate amount of the Affected Secured Claims of all other Proven Affected Secured Creditors on the other hand, bear to the aggregate amount of the Affected Secured Claims of all Proven Affected Secured Creditors;

(iv)

New Equity received by an Affected Secured Creditor shall be applied first to the payment of principal of its Affected Secured Claims and if such principal is fully repaid, shall be applied to the payment of accrued interest owing on such Affected Secured Claims;

(v)

either (i) each Proven Affected Secured Creditor shall be deemed to be a party to the Shareholders Agreement, each in its capacity as a holder of New Equity, or (ii) the constating documents of Newco shall contain the Newco Share Terms which shall apply to each Proven Affected Secured Creditor in its capacity as a holder of New Equity, as applicable;

(f)

each Proven Affected Banro Unsecured Creditor shall be entitled to receive a pro rata distribution from the Affected Banro Unsecured Cash Pool, and the Affected Banro Unsecured Claims shall, and shall be deemed to be, irrevocably and finally extinguished and such Affected Banro Unsecured Creditors shall have no further right, title or interest in and to its Affected Banro Unsecured Claim;

(g)	the Intercompany Claims shall be treated in the manner so elected by the Applicants with consent of the Requisite Consenting Parties;

(h)	simultaneously:

(i)	the Interim Facility shall be replaced by the New Secured Facility pursuant to the New Secured Facility Credit Agreement;

(ii)	the DIP Lender’s Charge shall be and shall be deemed to be discharged from the assets of the Applicants; and

(iii)	Newco shall issue the New Secured Facility Warrants to the DIP Lender;

(i)	the directors of Banro immediately prior to the Effective Time shall be deemed to have resigned and the New Board shall be deemed to have been appointed; and

(j)	the releases and injunctions referred to in the Plan shall become effective.

Conditions to the Recapitalization

The implementation of the Recapitalization will be subject to the following conditions precedent, among others:

(a)	the Plan shall have been approved by the Required Majorities;

(b)

the Court shall have granted the Sanction Order, the operation and effect of which shall not have been stayed, reversed or amended and in the event of an appeal or application for leave to appeal, final determination shall have been made by the appellate court;

(c)	the Administrative Reserve shall have been funded by the Applicants;

(d)	the Priority Claim Reserve shall have been funded by the Applicants;

(e)	the conditions precedent to the implementation of the Recapitalization set forth in Article 8 of the Support Agreement shall have been satisfied or waived;

(f)

the Priority Lien Debt, the Gold Streams, the Shareholder Agreement and the Interim Facility and all related agreements and other documents necessary in connection with the amendments thereto contemplated by the Recapitalization and the implementation of the Plan, shall be in form and substance acceptable to the Applicants, the Monitor and the Requisite Consenting Parties and shall have become effective, subject only to the implementation of the Plan;

(g)	the Implementation Date shall have occurred no later than the Outside Date; and

(h)

the constating documents of Newco and the composition of the board of Newco effective on and after the Implementation Date shall be consistent with the Restructuring Term Sheet and otherwise acceptable to the Applicants and the Requisite Consenting Parties, acting reasonably.

The Companies, in consultation with the Monitor, may at any time and from time to time waive the fulfillment or satisfaction, in whole or in part, of the conditions set out herein, to the extent and on such terms as such parties may agree to, provided however that the conditions set out in the above clauses, (e), (f), (g), and (h) may only be waived with the consent of the Requisite Consenting Parties.

If the conditions listed above are not satisfied or waived (to the extent permitted under the Plan) by the Outside Date, unless the Companies, in consultation with the Monitor, and the Requisite Consenting Parties, agree in writing to extend such period, the Plan and the Sanction Order shall cease to have any further force or effect and will not be binding on any Person.

IMPLEMENTATION OF NEW SECURED FACILITY AND ISSUANCE OF NEW SECURED FACILITY WARRANTS

New Secured Credit Facility

On the Implementation Date, the DIP Facility will be exchanged for the New Secured Facility pursuant to the New Secured Facility Credit Agreement. The New Secured Facility will bear interest at a rate of 10.00% per annum and will mature on the earlier of December 31, 2019 and the completion of an Exit Transaction. The New Secured Facility will be secured by priority liens, ranking pari passu with the Priority Lien Debt.

New Secured Credit Facility Warrants

As consideration for providing the New Secured Credit Facility, Newco shall issue the New Secured Credit Facility Warrants to the DIP Lender. The New Secured Credit Facility Warrants shall be exercisable based on a nominal strike price for 2% of the fully diluted common shares of Newco, and shall contain such other terms and conditions as are agreed to by the DIP Lender and the Companies.

AMENDMENTS TO STREAMING AND FORWARD AGREEMENTS

The following amendments to certain streaming and gold forward agreements have been entered into, and will continue in effect, provided that the Plan is implemented.

Pricing Amendment to Namoya Streaming Agreement and Twangiza Streaming Agreement

The holders of the Stream Agreements have agreed to modify the terms to increase the Ongoing Price from US$150 per ounce to LBMA PM Gold Price (each as defined in the Stream Agreements) for each Stream Agreement’s respective claim on the first 200,000 ounces of production delivered at each mine from January 1, 2018 (being equal to 22,000 ounces for Twangiza and 16,660 ounces for Namoya and totaling US$42.53 million of cash flow relief at US$1,250/oz. spot), after which the Gold Transfer Price (as defined in the Stream Agreements) will revert to US$150 per ounce (collectively, the “Stream Amendments”).

As consideration for the treatment and amendment of the Stream Agreements contemplated herein, each purchaser under each Stream Agreement (each, a “Stream Purchaser”) will receive the Stream Equity Warrants outlined below on implementation of the Plan.

In addition, ounces deliverable through December 2017 have been deferred and spread out over 12 months once the entitlements for 200,000 ounces of production from January 1, 2018 have been delivered. Ounces deferred will be entitled to an additional delivery of 12.325% for Twangiza stream and 14.808% for the Namoya stream; and Banro will adjust ounces deliverable to ensure that each stream holder receives the production-weighted average LBMA PM gold price for each deferral during the deferral period.

Call Option

Each holder of a Stream Agreement has agreed to allow Banro to buy out the Stream Agreement at any time up until December 31, 2021 at a price equal to the amount required to give each holder a 15% IRR from the Initial Deposit calculated using the XIRR function on Excel (each as defined in the Stream Agreements). In order to exercise the option, Banro must choose to buy out both the Stream Agreements simultaneously.

Deferrals of Obligations Pursuant to Gold Forward Agreements

Twangiza Forward I Agreement

Gold deliveries have been contractually deferred through December 31, 2017, with the original delivery adjusted to provide a 19.5% IRR through the amended final delivery date of August 31, 2018.

The delivery schedule has been further amended to: (i) extend the current deferral period termination date from December 31, 2017 to June 30, 2019; (ii) extend the final delivery date to February 29, 2020; and (iii) revise the number of ounces deliverable each month starting July 1, 2019 for 8 months from 697.640 ounces to 673.484 ounces to earn a 19.5% IRR through the revised final delivery date.

Namoya Forward I Agreement

Gold deliveries have been contractually deferred through December 31, 2017, with the original delivery adjusted to provide a 15% IRR through the initial final delivery date of June 30, 2020.

The delivery schedule has been further amended to: (i) extend the current deferral period termination date from December 31, 2017 to June 30, 2019; (ii) extend the final delivery date to April 30, 2022; and (iii) revise the number of ounces deliverable each month starting July 1, 2019 for 34 months to earn a 15% IRR through the revised final delivery date.

Each of Gramercy’s and RFW’s monthly delivery schedule has been amended from 719.452 ounces to 929.807 ounces.

Twangiza Forward II Agreement

Gold deliveries in connection with an equipment lien financing have been contractually deferred through December 31, 2017, with the original delivery adjusted to maintain a 15% IRR through the final delivery date of August 31, 2018.

The delivery schedule has been further amended to: (i) extend the current deferral period termination date from December 31, 2017 to June 30, 2019; (ii) extend the final delivery date to February 29, 2020; and (iii) revise the number of ounces deliverable each month starting July 1, 2019 for 8 months from 792.132 ounces to 945.937 ounces, to maintain a 15% IRR through the revised final delivery date.

Early Termination

The Namoya Forward I Agreement and the Twangiza Forward II Agreement have been amended to include a provision for the early repayment at the option of Banro at any time after the completion of the Plan at a 15% IRR calculated per the XIRR function on Excel from the initial funding date to the repayment date.

The calculation of the Twangiza Forward I Agreement has been amended to include a provision for the early repayment at the option of Banro at any time after the completion of the Plan at a 19.5% IRR based on the delivery of equivalent ounces calculated at US$1,100 per ounce, calculated per the XIRR function on Excel from the initial funding date to the repayment date.

ISSUANCE OF STREAM EQUITY WARRANTS

As consideration for the treatment and amendment of the Stream Agreements contemplated herein, each Stream Purchaser will receive the Stream Equity Warrants on implementation of the Plan.

Twangiza Stream Equity Warrants

On implementation of the Plan, the Stream Purchaser for the Twangiza Streaming Agreement will receive penny warrants exercisable into an equity stake of up to 4.553% of the Newco common equity (the “Twangiza Stream Equity Warrants”), subject to adjustment as described below.

The Twangiza Stream Warrants will vest on the earlier of:

•

the Stream Purchaser for the Twangiza Streaming Agreement receiving 22,000 ounces of payable gold from the first 200,000 ounces of production delivered at the Twangiza mine pursuant to the stream claim commencing January 1, 2018;

•	the completion of the Exit Transaction; and

•	the termination of the Twangiza Streaming Agreement pursuant to Banro’s termination option.

The Newco common equity to be issued in respect of the exercise of the Twangiza Stream Equity Warrants is subject to a pro rata reduction in the event that the cash flow relief realized by the Companies as a result of the Stream Amendments to the Twangiza Streaming Agreement (the “Twangiza Amendment Cash Relief”) for the period from January 1, 2018 until the exercise of the Twangiza Stream Equity Warrants is less than US$24,200,000. The Twangiza Amendment Cash Relief will be calculated as the aggregate cash relief realized by the Companies for all deliveries under the Twangiza Streaming Agreement during the specified period. The cash relief realized by the Companies in respect of each individual delivery under the Twangiza Streaming Amendment shall be calculated as follows:

A = X x (Y - Z)

where:

A = the cash relief realized by the Companies in respect of an individual delivery

X = the number of ounces of gold delivered in that individual delivery

Y = the LBMA PM gold fix price in effect on the delivery date of that individual delivery

Z = US$150

Namoya Stream Equity Warrants

On implementation of the Plan, the Stream Purchaser for the Namoya Streaming Agreement will receive penny warrants exercisable into an equity stake of up to 3.447% of the Newco common equity (the “Namoya Stream Equity Warrants”), subject to adjustment as described below.

The Namoya Stream Equity Warrants will vest on the earlier of:

•

the Stream Purchaser for the Namoya Streaming Agreement receiving 16,660 ounces of payable gold from the first 200,000 ounces of production delivered at the Namoya mine pursuant to the stream claim commencing January 1, 2018;

•	the completion of the Exit Transaction; and

•	termination of the Namoya Streaming Agreement pursuant to Banro’s termination option.

The Newco common equity to be issued in respect of the exercise of the Namoya Stream Equity Warrants is subject to a pro rata reduction in the event that the cash flow relief realized by the Companies as a result of the Stream Amendments to the Namoya Streaming Agreement (the “Namoya Amendment Cash Relief”) for the period from January 1, 2018 until the exercise of the Namoya Stream Equity Warrants is less than US$18,326,000. The Namoya Amendment Cash Relief will be calculated as the aggregate cash relief realized by the Companies for all deliveries under the Namoya Streaming Agreement during the specified period. The cash relief realized by the Companies in respect of each individual delivery under the Namoya Streaming Amendment shall be calculated as follows:

A = X x (Y - Z)

where:

A = the cash relief realized by the Companies in respect of an individual delivery

X = the number of ounces of gold delivered in that individual delivery

Y = the LBMA PM gold fix price in effect on the delivery date of that individual delivery

Z = US$150

RELEASES

The Plan includes releases (the “Releases”) to be effective as of the Implementation Date which provide that at the Effective Time on the Implementation Date, the Banro Parties and their respective subsidiaries and affiliates and each of their respective shareholders, partners, Directors, Officers, current and former employees, financial advisors, legal counsel and agents, (the “Banro Released Parties”) will be released and discharged from any and all demands, claims, liabilities, causes of action, debts, accounts, covenants, damages, executions and other recoveries based in whole or in part on any act or omission, transaction, dealing or other occurrence existing or taking place on or prior to the Implementation Date, applications, counterclaims, suits, sums of money, judgments, orders, including for injunctive relief or specific performance and compliance orders, expenses, encumbrances and other recoveries on account of any liability, obligation, demand or cause of action of whatever nature which any Creditor, Affected Creditor, or other Person may be entitled to assert, including any and all Claims in respect of the payment and receipt of proceeds, statutory liabilities of the Directors, Officers and employees of the Banro Released Parties and any alleged fiduciary or other duty (whether such employees are acting as a Director, Officer or employee), including any and all Claims that may be made against the Banro Released Parties where, by law, such Banro Released Parties may be liable in their capacity as Directors or Officers of the Applicants whether known or unknown, matured or un-matured, foreseen or unforeseen, existing or hereafter arising, based in whole or in part on any omission, transaction, duty, responsibility, indebtedness, liability, obligation, dealing or other occurrence existing or taking place on or prior to the Effective Time, arising out of or in connection with the Affected Claims, the Support Agreement, the Recapitalization, the Plan, the CCAA Proceedings, or any Director or Officer Claim or other Claim that has been barred or extinguished by the Claims Procedure Order, and all such Claims shall be forever waived and released (other than the right to enforce the Companies’ obligations under the Plan, the Support Agreement or any related document), all to the full extent permitted by Applicable Law, provided that nothing herein shall release or discharge (i) the Companies from any Excluded Claims, (ii) the Directors and Officers to the extent that any claims against the Directors and Officers cannot be released under the CCAA based on statutory limitations set out in the CCAA (such as claims under section 5.1(2) of the CCAA) or (iii) any Banro Released Party if such Banro Party Released Party is judged by the express terms of a judgment rendered on a final determination on the merits to have committed criminal, fraudulent or other wilful misconduct. All Intercompany Claims owing by any of the Banro Parties to any other Banro Parties shall not be released unless the Applicants, with the consent of the Requisite Consenting Parties, elect to extinguish such obligations.

The Plan also provides that at the Effective Time on the Implementation Date, the Monitor, the Requisite Consenting Parties and their respective subsidiaries and affiliates and each of their respective shareholders, partners, officers, directors, current and former employees, financial advisors, legal counsel and agents (being referred to individually as a “Third Party Released Party”) will be released and discharged from any and all demands, claims, liabilities, causes of action, debts, accounts, covenants, damages, executions and other recoveries based in whole or in part on any act or omission, transaction, dealing or other occurrence existing or taking place on or prior to the Implementation Date, actions, applications, counterclaims, suits, sums of money, judgments, orders, including for injunctive relief or specific performance and compliance orders, expenses, encumbrances and other recoveries on account of any liability, obligation, demand or cause of action of whatever nature which any Person may be entitled to assert, whether known or unknown, matured or unmatured, foreseen or unforeseen, existing or hereafter arising, based in whole or in part on any omission, transaction, duty, responsibility, indebtedness, liability, obligation, dealing or other occurrence existing or taking place on or prior to the Implementation Date in any way relating to, arising out of or in connection with the Applicants, the Plan, the CCAA Proceedings and any Claims, including any Claim that has been barred or extinguished by the Claims Procedure Order, and all claims arising out of such actions or omissions shall be forever waived and released (other than the right to enforce the Monitor’s or the Requisite Consenting Parties’ obligations under the Plan, the Support Agreement or any related document), all to the full extent permitted by Applicable Law, provided that nothing herein shall release or discharge any Third Party Released Party if such Third Party Released Party is judged by the express terms of a judgment rendered on a final determination on the merits to have committed criminal, fraudulent or other wilful misconduct.

The Sanction Order will enjoin the prosecution, whether directly, derivatively or otherwise, of any claim, obligation, suit, judgment, damage, demand, debt, right, cause of action, liability or interest released, discharged, compromised or terminated pursuant to the Plan. Nothing in the Plan shall be interpreted as restricting the application of Section 21 of the CCAA.

SISP

As part of the CCAA Proceedings, and subject to the terms of the SISP Approval Order, including the SISP Procedures appended thereto, Banro is conducting the SISP, pursuant to which any interested parties are afforded the opportunity to acquire Banro pursuant to a “Successful Bid”, meaning an alternative transaction to the Recapitalization which, among other things: (i) is on terms that Banro, in its business judgment and in consultation with the Monitor and the DIP Lenders, determines is superior to the terms of the Recapitalization; and (ii) indefeasibly repays in full in immediately available funds (x) all of the outstanding DIP Facility obligations, and (y) at least 75% of the principal amount of each of the obligations that form part of the Affected Parity Lien Debt, and (z) all claims ranking in priority to the DIP Obligations and the Affected Parity Lien Debt; and (iii) indefeasibly repays all amounts due under the Stream Agreements or provides for treatment the of Stream Agreements on the same terms as the Recapitalization.

If a Successful Bid is identified in accordance with the SISP, the Recapitalization will not proceed.

NEWCO

General

Upon completion of the Recapitalization, Affected Secured Creditors will become shareholders of Newco, a Cayman Islands exempted company with limited liability under the Companies Law. Banro, will, in turn, be an indirect, wholly owned subsidiary of Newco and BGB will be a direct, wholly-owned subsidiary of Newco. The Applicants (other than Banro) and the Non-Applicant Subsidiaries will remain as direct and indirect subsidiaries of BGB.

The Gold Streams, the Twangiza Forward I Agreement and the Namoya Forward I Agreement will remain in effect, subject to the amendments described herein under “Amendments to Streaming and Forward Agreements”. The Interim Facility will be replaced by the New Secured Facility.

Newco Board of Directors

The Board of Newco will be composed of five members. Each Major Shareholder shall have the right to nominate as members of the Board two (2) individuals and shall have the right to unilaterally replace them at any time. The four directors selected by the Major Shareholders shall appoint a fifth director, who is anticipated to act as Chair of the Board. It is anticipated that the Board shall determine the overall policies, objectives, operations, business and affairs of Newco and its subsidiaries.

Newco Share Terms

The rights of the shareholders of Newco will be affected by and subject to the Newco Share Terms, which will be set forth: (a) in Newco’s Memorandum and Articles of Association and/or (b) the Shareholders Agreement to which all holders of New Equity shall be deemed to be a party pursuant to the Plan. The Newco Share Terms will confer specific rights and obligations on the Newco shareholders, as set out below, which will be in addition to the rights of shareholders under Cayman Law.

In particular, and as described below, it is anticipated that the groups of shareholders represented by each of Baiyin and Gramercy (each of which group will collectively hold in excess of 30% of the New Equity at the Effective Time and is referred to in this section as a “Major Shareholder”) will have certain rights and obligations that differ from the other shareholders of Newco (the “Minority Shareholders”).

The Major Shareholders will hold Class A Common Shares, which will be voting common shares and it is anticipated that the Major Shareholders will control the operations of Newco, both in their capacities as voting shareholders and by their appointment rights in respect of the Newco Board.

The Minority Shareholders will hold Class B Common Shares, which will be non-voting common shares of Newco with rights to information, pre-emptive rights and a right to “tag along” in the context of certain transactions, and certain obligations in the context of transfers of New Equity as described below.

There will be no distinction in the economic rights of the Class A Common Shares (voting) and the Class B Common Shares (non-voting), and they are referred to in this section collectively as the “New Equity”.

Transfers of Shares

Subject to compliance with applicable securities laws, transfers of New Equity will be generally permissible by all shareholders of Newco, subject to the rights of first offer, tag-along rights and customary conditions (i.e. compliance with law, no registration/prospectus required, transferee becoming bound by the Newco Share Terms).

Rights of First Offer

Prior to the transfer of any New Equity, each shareholder must first offer to sell all such New Equity to the Major Shareholders, on a pro rata basis as between Baiyin and Gramercy. Notice of the intention to sell must be delivered in writing, indicating the price at which the shareholder proposes to sell the New Equity, which price must be payable in money and not in any other form of property. If a Major Shareholder wishes to purchase the offered New Equity, it must purchase all, but not less than all of its proportionate share of such offered shares, and will have the right to purchase all, but not less than all, of the New Equity not purchased by the other Major Shareholder. The selling shareholder will have 30 days to sell any New Equity not elected to be purchased by the Major Shareholders.

Tag Along Rights

Subject to certain customary exceptions (related to sales to employees, distributions to the public and affiliate transactions), all shareholders will have “tag-along” rights in respect of transfers of more than 20% of the outstanding New Equity. Shareholders will have 10 Business Days to decide whether they will participate in any tag-along sale after receipt of notice in respect thereof. Shareholders will have the right to sell their pro-rata share of the New Equity proposed to be sold.

Drag Along Rights

One or more shareholders owning 66-2/3% or more of the outstanding New Equity will be permitted to “drag” all other shareholders in a sale of all of their New Equity to an arm’s length third party, in which case all dragged shareholders will be deemed to have accepted the offer of such third party in accordance with its terms and conditions. Newco will have a proxy to enforce the compliance of shareholders with these drag-along obligations.

Pre-emptive Rights

If any additional equity shares of Newco are proposed to be issued, all shareholders will have a preemptive right to participate in such offering of new equity shares. Shareholders will have 20 days to provide notice to Newco that they intend to purchase their pro rata share of any proposed issuance. At the request of either Major Shareholder, the purchase price proposed to be used in the context of such offering shall be that determined by an internationally recognized valuation firm. For any pre-emptive right not exercised in full, shareholders holding not less than 20% of the outstanding New Equity who took up and paid for all the shares initially offered to them will have the right to purchase the additional shares (on proportionate basis). If the issuance is not purchased in full by shareholders, Newco will have 60 days to issue such securities to a third party.

Exit/Liquidity Provision

Beginning on the Business Day occurring on the later of (i) the one-year anniversary following confirmation of the management and Board of Directors of Newco, and (ii) July 1, 2019, Newco shall use its commercially reasonable efforts to initiate the sale of the equity of Newco to a third party or parties either by:

•

initiating the sale of Newco to a strategic buyer by engaging an acceptable qualified valuation bank and conducting a transparent and competitive auction for the sale of all of the equity interests of the shareholders; and/or

•

completing the listing of or posting for trading of New Equity of no less than 30% of the outstanding New Equity, pursuant to customary documentation and market practice for such offerings on a recognized securities exchange or automated quotation system acceptable to the Major Shareholders to effect a primary offering or allow the Major Shareholders to effect a secondary offering (or both) of New Equity to the public in Canada, the United States and/or such other jurisdictions that are acceptable to the Major Shareholders, in each case by way of registration statement or prospectus filing under applicable securities laws (an “IPO”).

The Major Shareholders will have the right to object to any proposed exit transaction and make an offer to purchase all of the outstanding New Equity based on the fair market value thereof, as determined by an acceptable qualified valuation bank.

Registration Rights

It is anticipated that in the event that the shares of Newco are publicly listed following an IPO, shareholders holding at least 20% of the outstanding shares of Newco will be granted customary demand and piggy back registration rights.

Information Rights

All shareholders shall be entitled to receive (i) audited annual financial statements within 120 days of the end of each fiscal year, and (ii) unaudited quarterly financial statements within 45 days of the end of each fiscal quarter. Each of the Major Shareholders shall be entitled to additional information and inspection rights customary for significant shareholders of a corporation and consistent with their historical rights of information and inspection set out in the Stream Agreements.

Approval of Certain Matters

As described in further detail in the Restructuring Term Sheet, there are certain matters of business that Newco may not undertake without the affirmative consent of each Major Shareholder. These matters include material changes to the business, corporation or legal structure of Newco, changes in management and compensation matters, acquisitions, dispositions, lending arrangements, approval of operational budgets, capital expenditures, and dividends.

Refinancings

Either Major Shareholder shall have the equal right to provide or share financings on terms similar to those proposed to Newco by third parties, or to take up the right of the other if either party does not provide such financing.

Differences Between Cayman Law and the CBCA

Banro is incorporated under the CBCA and, accordingly, is governed by the CBCA and the Company’s articles (the “Articles”) and by-laws, which are available on SEDAR at www.sedar.com.

While the rights and privileges of shareholders of a Cayman Islands company are, in many instances, comparable to those of shareholders of a CBCA corporation, there are certain differences. The following summary is not complete and does not cover all of the differences between Cayman Law and the CBCA affecting corporations and their shareholders or all the differences between Banro’s Articles and by-laws and Newco’s Memorandum and Articles of Association (the “Cayman Articles”). Management believes this summary is accurate. It is, however, qualified in its entirety by the complete text of the relevant provisions of the Companies Law and other Cayman Law, the CBCA, Banro’s Articles and by-laws and the Cayman Articles.

Authorized Share Capital

The current authorized share capital of Banro under the CBCA permits the issuance of an unlimited number of common shares without par value and an unlimited number of preferred shares, issuable in series, without par value, with the board of directors having discretion to establish the attributes of preferred shares prior to their issuance. With respect to a Cayman Islands exempted company, the Companies Law does not permit the authorization of an unlimited number of shares. The authorized capital of Newco will specify the amount of capital proposed to be registered, divided into a fixed number of Class A Common Shares and Class B Common Shares.

The rights attached to any separate class or series of shares of a CBCA corporation, unless otherwise provided by the articles, may be varied or abrogated only with the consent in writing of the holders of not less than two-thirds (2/3) of the issued shares of that class or series or by a special resolution passed at a separate meeting of holders of the shares of that class or series.

Under Cayman Law, some matters, such as altering the Cayman Articles, changing the name of Newco, voluntarily winding up of the company or resolving to be registered by way of continuance in a jurisdiction outside the Cayman Islands, require the approval of shareholders by a special resolution. A special resolution is a resolution (i) passed by the holders of not less than two-thirds (2/3) of the shares entitled to vote on that resolution voted at a meeting (or such greater number as may be specified by the articles of association); or (ii) approved in writing by all such shareholders entitled to vote on such matter. Any proposal to alter the articles in manner that materially adversely affect the rights of a class of shares will require a special resolution of the shareholders of that class, voting as a separate class, whether or not such shareholders otherwise have the right to vote.

Vote Required for Certain Transactions

Under the CBCA, certain fundamental changes, such as certain amalgamations, continuances and sales, leases or otherwise disposal of all or substantially all a company’s assets, and other extraordinary corporate actions such as liquidations, and (if ordered by a court) arrangements, are required to be approved by special resolution. A special resolution is a resolution (i) passed at a meeting by not less than two-thirds (2/3) of the votes cast by the shareholders who voted in respect of the resolution, or (ii) approved in writing by all shareholders entitled to vote on the matter.

The Companies Law also provides that mergers and consolidations are required to be approved by a special resolution of shareholders (or such higher majority as may be set out in the articles of association of the Cayman company subject to the merger). In addition, Cayman companies may be acquired by other corporations by the direct acquisition of such share capital of the Cayman company or by direct asset acquisition. Cayman Law provides that when an offer is made for shares of a Cayman Islands company and, within four months of the offer, the holders of not less than 90% in value of those shares have accepted such offer, the offeror may, for two months after that four-month period, require the remaining shareholders to transfer their shares on the same terms as the original offer.

Dissent Rights

The CBCA provides that shareholders who dissent to certain actions being taken by a company may exercise a right of dissent and require the company to purchase the shares held by such shareholder at the fair value of such shares. The dissent right is applicable where the company proposes to:

•	alter the restrictions on the powers of the company or on the business it is permitted to carry on;

•	adopt an amalgamation agreement or approve an amalgamation;

•	approve an arrangement if the terms of the arrangement provide dissent rights;

•	authorize the sale of all or substantially all of the company’s undertaking;

•	authorize the continuance of the company into another jurisdiction;

•	take any other action if the resolution by its terms gives a right to dissent; or

•	carry out a going private transaction.

Save in the case of proposed merger or consolidation of a Cayman Islands company (pursuant to which a dissenting shareholder is entitled to payment of the fair value of their shares), there is no specific right of dissent for shareholders under the Cayman Law. However, in connection with the compulsory transfer of shares to a ninety percent (90%) shareholder of a Cayman Islands company, a minority shareholder may apply to the court within one month of receiving notice of the compulsory transfer objecting to that transfer. In these circumstances, the burden is on the minority shareholder to show that the court should exercise its discretion to prevent the compulsory transfer. Cayman courts are unlikely to grant any relief in the absence of bad faith, actual fraud, unequal treatment of shareholders or collusion as between the offeror and the holders of the shares who have accepted the offer as a means of unfairly forcing out minority shareholders.

Oppression Remedy

Under the CBCA, a shareholder of a corporation has the right to apply to court if:

•	any act or omission of the corporation or any of its affiliates effects a result;

•	the business or affairs of the corporation or any of its affiliates are or have been carried on or conducted in a manner; or

•	the powers of the directors of the corporation or any of its affiliates are or have been exercised in a manner;

that is oppressive or unfairly prejudicial to or that unfairly disregards the interests of any security holder, creditor, director or officer. On such an application, the court may make such order as it sees fit, including an order to prohibit any act proposed by the company.

The statutory laws of the Cayman Islands do not provide for a similar remedy. Courts may provide a remedy in the circumstances described above in “Dissent Rights”. There may also be a right under common law for a shareholder to apply to court to have, among other things, a Cayman Islands company wound up on grounds that it would be just and equitable to do so. Also, see the section entitled “Derivative Action”, which discusses certain other minority rights.

Derivative Action

Under the CBCA, a shareholder or director of a corporation may, with leave of the court, prosecute a legal proceeding in the name and on behalf of the corporation to enforce a right, duty or obligation owed to the corporation that could be enforced by the corporation itself or to obtain damages for any breach of such a right, duty or obligation.

The Cayman Islands courts have recognized derivative suits by shareholders in some limited circumstances. The Cayman Islands courts ordinarily would be expected to follow English precedent, which would permit a minority shareholder to commence an action against or a derivative action in the name of the company only:

•	where the act complained of is alleged to be beyond the corporate power of the company or illegal;

•	where the act complained of is alleged to constitute a fraud against the minority perpetrated by those in control of the company; or

•	where the act requires approval by a greater percentage of the company’s shareholders than actually approved it.

Duties of Directors and Officers

Under the CBCA, in exercising their powers and discharging their duties, directors and officers must act honestly and in good faith, with a view to the best interests of the corporation and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. No provision in the corporation’s notice of articles, articles, resolutions or contracts can relieve a director or officer of these duties.

Fiduciary obligations of directors under Cayman law are substantially the same as under the CBCA. The Companies Law does not directly address the issue of the limitation of a director’s liability. However, Cayman public policy will not allow the limitation of a director’s liability for his own fraud, wilful neglect or willful default. In addition, the Cayman Islands courts would consider English precedent to be persuasive in respect of fiduciary duties of the directors and officers of a company.

Appointment and Removal of Directors

Under the CBCA the shareholders may appoint or remove directors. However, the board of directors may appoint a director to fill a vacancy or, if the corporation’s articles provide, appoint additional directors until the next annual meeting of shareholders; provided that, the number of additional directors may not exceed one-third (1/3) of the number of directors elected by shareholders at the last annual meeting.

Under Cayman Law and the Cayman Articles, the Newco Board may appoint any person as an additional director provided that the appointment does not cause the number of directors to exceed the number fixed by or in accordance with the Articles of Association as the maximum number of directors. In addition, a director may be removed from office by the Major Shareholder that appointed such director in accordance with the Cayman Articles as described above in “Newco Board of Directors”.

Indemnification of Officers and Directors

The CBCA allows a corporation to indemnify a director or former director or officer or former officer of a corporation or its affiliates against all liability and expenses reasonably incurred by him in a proceeding to which he is made party by reason of being or having been a director or officer if he acted honestly and in good faith with a view to the best interests of the corporation and, in cases where an action is or was substantially successful on the merits of his defence of the action or proceeding against him in his capacity as a director or officer.

Under Cayman Law, a company’s articles of association may provide for the indemnification of its directors, officers, employees and agents, except to the extent that such provision may be held by the Cayman Islands courts to be contrary to public policy. For instance, a provision purporting to provide indemnification against the consequences of committing a crime may be deemed contrary to public policy. In addition, an officer or director may not be indemnified for his own actual fraud, willful neglect or willful default. The Cayman Articles will provide for the indemnification of directors and officers and advancement of expenses to defend claims against directors to the fullest extent allowed by law.

Delivery of Financial Statements

The CBCA requires the directors of a corporation to place before the shareholders at every annual meeting comparative annual financial statements, together with a report of the auditor, if any, and such further financial information required by the corporation’s constating documents.

Under Cayman Law, a company is required to keep proper books of account, including records of financial transactions. There is no statutory requirement for an exempted company to hold an annual meeting, produce audited accounts or provide financial statements to the shareholders.

Compulsory Acquisition of Shares Held by Minority Holders

Similar to the CBCA, there are certain circumstances under Cayman Law where an acquiring party may be able to compulsorily acquire the shares of minority holders.

BACKGROUND TO THE RECAPITALIZATION

The following describes the general background to the Recapitalization and conditions and events that led to the Company’s decision to pursue the Recapitalization. Based on the circumstances facing the Companies, the Boards of Directors of the Companies believe that the Recapitalization is in the best interests of the Companies and their stakeholders, with the objective of addressing the Companies’ capital structure and liquidity needs.

In April 2017, pursuant to a Plan of Arrangement (the “CBCA Arrangement”) under section 192 of the CBCA, Banro implemented a recapitalization with the goal of improving its capital structure. The recapitalization was intended to enhance the Banro Group’s liquidity and provide it with greater operating flexibility. The CBCA Arrangement resulted in, among other things, the exchange of certain maturing debt for the Secured Notes and additional equity in Banro. As well, as part of the CBCA Arrangement, preferred shares of Banro and certain of its subsidiaries were exchanged for common shares of Banro, the Namoya Forward I Agreement was entered into, and certain debt maturity dates were extended.

Following the CBCA Arrangement, Banro continued to face significant liquidity constraints in both the short and long term as a result of, among other things, socio-political risks in the DRC including instability in the eastern region of the DRC where Banro’s mines are located, gold production at the mines being less than targeted (which in part was related to this instability and the Companies’ liquidity constraints). Since the implementation of the CBCA Arrangement, the Companies have incurred over USD$30 million of additional indebtedness, all of which has been guaranteed by Banro.

In July 2017, in order to provide required additional liquidity, Namoya DRC and Twangiza DRC entered into the Namoya Forward II Agreement and the Twangiza Forward II Agreement with affiliates of Baiyin and Gramercy. In addition, in order to provide additional liquidity for its operations, Banro agreed with certain affiliates of Gramercy to defer certain gold deliveries that would otherwise be due to Gramercy under the Namoya Streaming Agreement and the Twangiza Forward I Agreement.

On August 10, 2017, the Board of Banro created a Special Committee comprised of independent directors (the “Special Committee”). The members of the Special Committee are Messrs. Brissenden, Rorrison and Weyrauch. The mandate of the Special Committee was to analyse the financial and operational condition of the Company and develop and implement a comprehensive strategy to deal with the operational, financial and managerial challenges facing the Company, which strategy could include, without limitation, all or any of: a restructuring of all or any aspect of the Company’s capital under the CBCA or the CCAA, the sale or other disposition of all or any of the Company’s assets or a business combination or other change of control transaction. During the period from August 10 to December 22, 2017, the Special Committee met a total of 40 times.

On September 25, 2017, Banro announced that, as a result of the closure of road access to the Company’s Namoya mine in Maniema Province of the DRC, mining operations at the Namoya mine had been temporarily suspended. The closure of road access was due to the activities of local groups against both the local populations and against the DRC national army, and resulted in the depletion of essential operating stock at the mine site which had, and continued to have through to year end and beyond, a significant further negative impact on cash flow and liquidity.

On October 25, 2017, Banro announced that, in order to provide additional liquidity for its operations, it had agreed with certain affiliates of Baiyin and an entity controlled by Gramercy to again defer certain gold deliveries that would otherwise be due to Gramercy and such Baiyin affiliates under certain streaming and forward agreements. Specifically, all gold delivery obligations due from mid-September 2017 to end December 2017 under the Twangiza Streaming Agreement were deferred, as well as all gold delivery obligations due from September 2017 to end December 2017 under the Namoya Forward I Agreement. These deferrals were entered into in order to provide the Company with additional short term liquidity while it continued to explore opportunities to address its ongoing operational and working capital challenges.

On November 13, 2017, Banro announced that the Special Committee had advised the Board that, based in part on the opinion of its financial advisor, it had concluded that there was no reasonable prospect that a successful capital raise (whether debt, equity or a combination) could be completed at the current time at a level sufficient to refinance the Company’s existing indebtedness and to address its working capital requirements and that, consequently, there was substantial doubt as to the Company’s ability to continue as a going concern.

The Special Committee further reported that it was in discussions with the Companies’ major stakeholders concerning the possible restructuring of non-DRC debt obligations as well as the provision of financing to support ongoing operations in the DRC.

Due to the significant uncertainty surrounding the Company’s ability to continue as a going concern, Banro also announced on November 13, 2017, that it was not in a position to release its interim unaudited condensed consolidated financial statements and related management’s discussion and analysis for the period ended September 30, 2017.

On November 20, 2017, Banro’s outstanding securities became subject to a general cease trade order issued by the Ontario Securities Commission due to Banro’s failure to file its interim financial statements and management’s discussion and analysis for the period ended September 30, 2017, and the certifications of such filings as required by National Instrument 52-109.

On December 1, 2017, Banro announced that it had elected to defer payment of the approximately US$4.94 million of interest due on the Secured Notes on December 1, 2017. Under the terms of the Note Indenture, the failure to pay such interest was not an “Event of Default” if the interest payment was made within 30 days of its due date. Banro announced that it intended to utilize this thirty day period to continue its ongoing discussions with its major stakeholders concerning the possible restructuring of the Company’s non-DRC debt obligations as well as the provision of financing to support the Company’s ongoing operations in the DRC.

Throughout the months of November and December 2017 the Special Committee and its legal and financial advisors continued to work with Baiyin and Gramercy to negotiate the terms of the Recapitalization (including the Interim Financing, the Restructuring Term Sheet and the Support Agreement).

The Special Committee met on each of December 19, 20, 21 and 22 to consider the Recapitalization and to receive reports from its legal and financial advisors on the negotiation of the terms of the Recapitalization and of the Recapitalization Term Sheet and the Support Agreement.

At its meeting on December 22, 2017, the Special Committee, after receiving reports from its legal and financial advisors, resolved to recommend to the Board of Directors of the Company that the Company should seek protection from its creditors via a filing under the CCAA and implement the Recapitalization.

At a meeting of the Board held on December 22, 2017 the Board (with the representatives of Gramercy and Baiyin abstaining) unanimously approved the recommendation of the Special Committee and resolved to authorize the Banro to seek protection from its creditors via a filing under the CCAA.

On January 22, 2018, Banro’s common shares were delisted from the NYSE American stock sxchange and the Toronto Stock Exchange.

CCAA PROCEEDINGS

Initial Order

On December 22, 2017, the Companies filed for protection under the CCAA and the Initial Order was granted by the Court. A copy of the Initial Order is attached hereto as Appendix “C” and can be obtained at the Monitor’s Website at: http://cfcanada.fticonsulting.com/banro/.

Among other things, the Initial Order:

(a)

Granted a stay of proceedings in favour of the Companies and the Non-Applicant Subsidiaries until and including January 19, 2018 (the “Stay Period”). The Stay Period has since been extended to March 30, 2018;

(b)	Appointed the Monitor to assist the Companies in various matters relating to the CCAA Proceedings and to report to the Court from time to time on matters that may be relevant to the CCAA Proceedings;

(c)

Authorized Banro to borrow the maximum sum of US$20 million pursuant to the Interim Financing Term Sheet dated December 21, 2017 as interim financing from Gramercy and Baiyin and granted the DIP Lenders’ Charge as security for the Companies’ obligations thereunder;

(d)	Authorized the Companies to take all steps and actions contemplated by, and to comply with their obligations under, the Support Agreement;

(e)	Granted an indemnity in favour of the Directors and Officers of the Companies and granted the Directors’ Charge as security for such indemnity; and

(f)	Established the Administration Charge.

The Administration Charge, DIP Lenders’ Charge, and Directors’ Charge are charges against all of the current and future property and assets of the Companies, and rank in priority to all other security interests, trusts, liens, charges, and encumbrances, claims of secured creditors, statutory or otherwise, in favour of any Person.

SISP Approval Order

On January 18, 2018, the Court granted the SISP Approval Order. Among other things, the SISP Approval Order approved the SISP and authorized the Companies and the Monitor to perform their obligations thereunder. The SISP process was commenced shortly after the granting of the SISP Approval Order and continues.

Stay Extension & CCAA Charges Priority Order

On January 18, 2018, the Court also granted the Stay Extension & CCAA Charges Priority Order. Among other things, the Stay Extension & CCAA Charges Priority Order:

(a)	Extended the Stay Period to March 30, 2018;

(b)	Approved the Pre-Filing Report of the Monitor dated December 22, 2017 and the activities of the Monitor described therein; and

(c)

Declared that, effective as of December 22, 2017 the Charges rank in priority to all other security interests, trusts, liens, charges and encumbrances, claims of secured creditors, statutory or otherwise in favour of any Person over the Property (as defined in the Initial Order), including the Encumbrances (as defined in the Initial Order).

Claims Procedure Order

On February 1, 2018, the Court granted the Claims Procedure Order, which provides for, among other things, the establishment of a claims process for the identification, quantification and determination of certain claims against the Companies and the identification of Claims against the Directors and Officers. The Claims Procedure Order is attached as Appendix “E” to this Circular.

Pursuant to the terms of the Claims Procedure Order, March 6, 2018 at 5:00 pm is the Claims Bar Date (“Claims Bar Date”) for filing Notices of Dispute of Claim for Listed Creditors for voting and distribution purposes in connection with the Plan and for filing Director/Officer Proof of Claims. The Monitor will assist the Companies in the conduct of the Claims Procedure pursuant to the Claims Procedure Order.

Meeting Order

On February 1, 2018, the Court also granted the Meeting Order authorizing and directing the Companies to call the Creditors’ Meetings and establishing procedures for the votes in respect of the Plan. The Meeting Order authorizes and directs the Companies to call the Affected Secured Creditors’ Meeting on March 9, 2018 at 1:30 pm (Toronto time) and the Affected Banro Unsecured Creditors’ Meeting on March 9, 2018 at 1:45 pm (Toronto time). The Meeting Order also establishes, among other things, procedures for proxies and voting, procedures for Secured Noteholder solicitation, and the Noteholder Voting Record Date of January 31, 2018. The Meeting Order is attached as Appendix “D” hereto.

Court Sanction and Implementation of the Plan

Following the Creditors’ Meetings, and provided that the Plan is approved by the Required Majorities at the Creditors’ Meetings, the Companies intend to bring a motion before the Court on March 16, 2018 at 9:00 a.m. (Toronto time) or such later date as may be posted on the Monitor’s website, at the Court located at 330 University Avenue, Toronto, Ontario M5G 1R8. The motion will be seeking the granting of the Sanction Order sanctioning the Plan under the CCAA and for ancillary relief consequent upon such sanction. Any Affected Creditor that wishes to appear or be represented, and to present evidence or arguments, at such Court hearing must file with the Court a Notice of Appearance and serve such Notice of Appearance on the Service List at least seven (7) Business Days before such Court hearing. Any Affected Creditor that wishes to oppose the relief sought at such Court hearing shall serve on the Service List a notice setting out the basis for such opposition and a copy of the materials to be used at such hearing at least seven (7) Business Days before such Court hearing, or such shorter time as the Court, by Order, may allow. A copy of the Service List may be obtained by contacting the Monitor at the particulars set out above or from the Monitor’s website set out below.

Prior to the hearing on the Sanction Order, the Court will be informed that the New Equity to be issued pursuant to the Plan will be issued in reliance upon the exemption from registration under the 1933 Act provided by Section 3(a)(10) thereunder and applicable Canadian securities law exemptions, upon the Court’s approval of the Plan and the Court’s approval of the fairness of the Plan after a fairness hearing, in each case, in accordance with the provisions of Section 3(a)(10) of the 1933 Act. The Court may approve the Plan in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court deems fit.

Assuming the Sanction Order is granted and the other conditions thereto are satisfied or waived, it is anticipated that the following will occur substantially simultaneously: (a) the various documents necessary to consummate the Plan (including the Monitor’s Certificate) will be executed and delivered; and (b) the transactions provided for in the Plan will occur in the order indicated.

THE SUPPORT AGREEMENT

On December 22, 2017, the Companies entered into the Support Agreement with the Requisite Consenting Parties, who currently hold in excess of 74% of the Affected Secured Claims.

Pursuant to the Support Agreement, and subject to the terms and conditions thereof, the Banro Group will seek to comply with the terms of the SISP and, if no Successful Transaction (as defined in the SISP) is identified as a result of the SISP, to proceed to complete the Recapitalization. In addition, Baiyin, Gramercy, and parties related thereto agreed to support the SISP and, if no Successful Transaction is identified as a result of the SISP, to support the Recapitalization.

The terms of the Recapitalization as agreed among the parties to the Support Agreement are set forth in the Restructuring Term Sheet.

Conditions Precedent to the Consenting Parties’ Support Obligations

Pursuant to the terms of the Support Agreement, the obligation of the Requisite Consenting Parties to complete the Recapitalization is subject to the satisfaction of the following conditions, among others, prior to the Effective Time, each of which, if not satisfied prior to the Effective Time, can only be waived by the Requisite Consenting Parties:

(a)	there shall not have occurred any Material Adverse Change;

(b)

all of the following shall have been acceptable to the Requisite Consenting Parties, acting reasonably and in a manner consistent with the terms of the Support Agreement, at the time of their filing or issuance: (i) all materials filed by the Companies with the Court or any other court of competent jurisdiction in Canada or any other jurisdiction that relate to the Recapitalization; and (ii) the Definitive Documents (as defined in the Support Agreement);

(c)	each other Requisite Consenting Party shall have performed all of its material obligations under and in accordance with the Support Agreement;

(d)

the Companies shall have performed all of their material obligations under and in accordance with the Support Agreement and Banro, on its own behalf and on behalf of the other Companies, shall have confirmed as of the Implementation Date in writing (which may be through counsel) to the Requisite Consenting Parties that it believes it has performed its material obligations under the Support Agreement;

(e)

the representations and warranties of the Companies set forth in the Support Agreement shall continue to be true and correct in all material respects (except to the extent such representations and warranties are by their terms given as of a specified date, in which case, such representations and warranties shall be true and correct in all respects as of such date), except as such representations and warranties may be affected by the occurrence of events or transactions contemplated and permitted by the Support Agreement and the Companies shall have confirmed as of the Implementation Date in writing (which may be through counsel) to the Requisite Consenting Parties that it believes the representations and warranties remain true;

(f)

the leases and the executory contracts and other contractual obligations of the Companies and other unsecured claims against the Companies shall be dealt with in a manner acceptable to the Companies and Requisite Consenting Parties; and

(g)

on the Implementation Date, the Requisite Consenting Parties shall have been reimbursed the reasonable fees and expenses, in accordance with the terms of the Support Agreement, incurred in connection with the Recapitalization, including, without limitation the reasonable fees and expenses of the Requisite Consenting Party Advisors (including an estimate of any fees and expenses expected to be incurred up to and following completion of the Recapitalization), provided the Requisite Consenting Parties shall have advised the Companies of those expenses at least five Business Days prior to the Implementation Date.

Conditions Precedent to the Recapitalization

The Support Agreement stipulates that the following conditions, among others, must be satisfied prior to the implementation of the Recapitalization:

(a)	the Sanction Order shall have been granted by the Court and shall be in full force and effect;

(b)	the Implementation Date shall have occurred no later than the Outside Date;

(c)	in the event the Recapitalization is to be implemented pursuant to the Plan, the Plan shall have been approved by the Court;

(d)

each of the Definitive Documents shall contain terms and conditions consistent in all respects with the Support Agreement and shall otherwise be acceptable to the Companies and the Requisite Consenting Parties, each acting reasonably;

(e)

all required stakeholder, regulatory and Court approvals, consents, waivers and filings shall have been obtained or made, as applicable, on terms satisfactory to the Requisite Consenting Parties and the Companies, each acting reasonably, and copies of any and all such approvals, consents and/or waivers shall have been provided to the Requisite Consenting Party Advisors;

(f)

all filings under applicable Laws shall have been made and any regulatory consents or approvals that are required in connection with the Recapitalization shall have been obtained and, in the case of waiting or suspensory periods, such waiting or suspensory periods shall have expired or been terminated; and

(g)

there shall not be in effect any preliminary or final decision, order or decree by a Governmental Entity, no application shall have been made to any Governmental Entity, and no action or investigation shall have been announced, threatened or commenced by any Governmental Entity, in consequence of or in connection with the Recapitalization that restrains, impedes or prohibits (or if granted would reasonably be expected to restrain, impede or inhibit), the Recapitalization or any part thereof or requires or purports to require a variation of the Recapitalization.

Termination

The Support Agreement may be terminated with respect to the obligations of each Requisite Consenting Party in the exercise of its sole discretion, upon the occurrence and, if applicable, continuation of any of the following events:

(a)

the Milestones set forth in the Interim Financing Term Sheet have not been met or waived in accordance with the terms thereof, or the Implementation Date has not occurred on or before the Outside Date;

(b)	the occurrence of any Event of Default (as defined in the Support Agreement) that has not been waived under the Interim Financing Term Sheet as defined therein;

(c)	the occurrence of a Material Adverse Change;

(d)

any Company Party (as defined in the Support Agreement) takes any action inconsistent with the Support Agreement or fails to comply with, or defaults in the performance or observance of, any material term, condition, covenant or agreement set forth in the Support Agreement, which, if capable of being cured, is not cured within ten (10) Business Days after the receipt of written notice of such failure or default and provided that, for greater certainty, no cure period shall apply with respect to any termination pursuant to Sections 12 (a), (c), (h), and (l) of the Support Agreement;

(e)	any representation, warranty or acknowledgement of any of the Company Parties made in the Support Agreement shall prove untrue in any material respect as of the date when made;

(f)

the issuance of any final decision, order or decree by a Governmental Entity, in consequence of or in connection with the Recapitalization, which restrains or impedes in any material respect or prohibits the Recapitalization or any material part thereof or requires or purports to require a material variation of the Recapitalization;

(g)

any Company Party takes any action inconsistent with the Support Agreement or fails to comply with, or defaults in the performance or observance of, any material term, condition, covenant or agreement set forth in the Support Agreement, which, if capable of being cured, is not cured within ten (10) Business Days after the receipt of written notice of such failure or default;

(h)

the CCAA Proceedings are dismissed or a receiver, interim receiver, receiver and manager, trustee in bankruptcy, liquidator or administrator is appointed in respect of Banro, unless such event occurs with the prior written consent of the Requisite Consenting Parties;

(i)

the Court denies approval of the Sanction Order or, if the Court enters the Sanction Order, the Sanction Order is subsequently reversed, vacated or otherwise materially modified in a manner inconsistent with the Support Agreement, the Plan, the Restructuring Term Sheet and the Recapitalization, if such modification is not acceptable to the Consenting Party, acting in a manner consistent with the terms of this Agreement;

(j)

the amendment, modification or filing of a pleading by the Companies seeking to amend or modify the Recapitalization Terms (as defined in the Support Agreement) or the Plan, or any material document or order relating thereto, if such amendment or modification is not acceptable to the Requisite Consenting Parties, acting in a manner consistent with the terms of the Support Agreement;

(k)

if the Support Agreement is amended, modified or supplemented or any matter under the Support Agreement is approved, consented to or waived such that the Outside Date is extended, or the effect of any such amendment materially adversely changes the fundamental terms of the Recapitalization as they relate to that Consenting Party, in each case without such Consenting Party’s consent; or

(l)

the conditions set forth in Section 8 of the Support Agreement are not satisfied or waived by the Outside Date or the Requisite Consenting Parties determine that there is no reasonable prospect that the conditions set forth in Section 8 of the Support Agreement will be satisfied or waived by the Outside Date.

The Support Agreement may be terminated by the Companies upon the occurrence and, if applicable, the continuation of, among others, any of the following events:

(a)

the Milestones set forth in the Interim Financing Term Sheet have not been met or waived, or the Implementation Date has not occurred on or before the Outside Date, unless the failure to meet the foregoing timelines is caused solely by the direct action or omission to take any action by the Companies;

(b)

any Consenting Party takes any action inconsistent with the Support Agreement or fails to comply with, or defaults in the performance or observance of, any material term, condition, covenant or agreement set forth in this Agreement, which, if capable of being cured, is not cured within ten (10) Business Days after the receipt of written notice of such failure or default and provided that, for greater certainty, no cure period shall apply with respect to any termination pursuant to Sections 12 (a), or (h) of the Support Agreement;

(c)	any representation, warranty or acknowledgement of any of the Consenting Parties made in the Support Agreement shall prove untrue in any material respect as of the date when made;

(d)

the issuance of any final decision, order or decree by a Governmental Entity, in consequence of or in connection with the Recapitalization, which restrains or impedes in any material respect or prohibits the Recapitalization or any material part thereof or requires or purports to require a material variation of the Recapitalization;

(e)

the CCAA Proceedings are dismissed or a receiver, interim receiver, receiver and manager, trustee in bankruptcy, liquidator or administrator is appointed in respect of Banro, unless such event occurs with the prior written consent of the Companies and Requisite Consenting Parties;

(f)

the Court denies approval of the Sanction Order or, if the Court enters the Sanction Order, if the Sanction Order is subsequently reversed, vacated or otherwise materially modified in a manner inconsistent with the Support Agreement, and to the extent such orders relate to the implementation of the Recapitalization, the Plan and the Restructuring Term Sheet if such modification is not acceptable to the Companies and the Consenting Parties, acting in a manner consistent with the terms of the Support Agreement;

(g)

the amendment, modification or filing of a pleading by the Requisite Consenting Parties seeking to amend or modify the Recapitalization Terms or the Plan, or any material document or order relating thereto, if such amendment or modification is not acceptable to the Companies, acting in a manner consistent with the terms of the Support Agreement;

(h)

if the Support Agreement is amended, modified or supplemented or any matter herein is approved, consented to or waived such that the Outside Date is extended, or the effect of any such amendment materially adversely changes the fundamental terms of the Recapitalization as they relate to the Companies, in each case without the Companies’ consent;

(i)

if either (i) Baiyin does not obtain the regulatory approvals required under item 18 of Section 7 of the Interim Financing Term Sheet by January 19, 2018, or such other day as may be agreed to with the Companies and the Requisite Consenting Parties, or (ii) the Interim Lenders (as defined in the Support Agreement) breach their funding obligations under the DIP Facility in accordance with the terms of the Interim Financing Term Sheet; or

(j)	the conditions set forth in Section 8 of the Support Agreement are not satisfied or waived by the Outside Date.

In addition, the Support Agreement may be terminated by mutual consent of the Companies and the Requisite Consenting Parties.

Upon termination, the Support Agreement shall be of no further force and effect and each party is automatically and simultaneously released from its commitments, undertakings, and agreements under or related to the Support Agreement, except for the rights, agreements, commitments and obligations under certain specified sections.

EFFECT OF THE RECAPITALIZATION

The Recapitalization is expected to improve the capital structure of the Companies by reducing the amount of outstanding debt and deferring certain upcoming gold delivery obligations in order to increase liquidity. The Companies expect to continue normal business operations at the mines and the Company’s obligations to employees, trade creditors, equipment leases and suppliers will not be affected by the Recapitalization.

Recommendation of the Board

The Board of Directors of Banro, after careful consideration of a number of factors, and after consultation with its advisors, unanimously (with Messrs. Rauch and Lu abstaining) determined to recommend: (a) to Affected Secured Creditors that they VOTE FOR the Affected Secured Creditors’ Resolution at the Affected Secured Creditors’ Meeting; and (b) to Affected Banro Unsecured Creditors that they VOTE FOR the Affected Banro Unsecured Creditors Resolution at the Affected Banro Unsecured Creditors’ Meeting. In making its determinations and recommendations, the Board of Directors of Banro relied upon legal, tax and other advice and information received during the course of its deliberations.

PROXIES RECEIVED BY THE MONITOR WILL BE VOTED IN FAVOUR OF THE RESOLUTION, UNLESS THE AFFECTED CREDITOR HAS SPECIFIED IN THE PROXY THAT HIS, HER OR ITS AFFECTED CLAIMS ARE TO BE VOTED AGAINST SUCH RESOLUTION.

RISK FACTORS

Risk Factors Relating to the Companies

Certain risk factors relating to the business and securities of Banro are contained in the AIF, which has been publicly filed on SEDAR at www.sedar.com. Affected Creditors should review and carefully consider the risk factors set forth in the AIF, which is hereby incorporated herein by reference, and consider all other information contained therein and herein and in Banro’s other public filings before determining how to vote on the Plan.

Risk Factors Relating to the Plan

The completion of the Recapitalization may not occur in the time or manner expected, if at all

The Companies will not complete the Plan unless and until all conditions precedent to the Plan are satisfied or waived, in particular, the Plan is subject to regulatory, court and creditor approval. There can be no certainty, nor can the Companies provide any assurance, that all conditions precedent to the Plan will be satisfied or waived, nor can there be any certainty of the timing of their satisfaction or waiver. Even if the Plan is completed, it may not be completed on the terms or schedule described in this Circular.

The Recapitalization may not improve the financial condition of the Companies’ business

The Companies believe that the Recapitalization will enhance the Companies’ liquidity and provide them with greater operating flexibility. However, such belief is based on certain assumptions, including, without limitation, assumptions about future gold prices, the economic environment of future operations and development projects. Should any of those assumptions prove false, or if other unforeseen developments arise, the financial position of the Companies may be materially adversely affected and the Companies may not be able to pay their debts as they become due.

Potential Effect of the Recapitalization on Banro’s Relationships

There can be no assurance as to the effect of the announcement of the Recapitalization on Banro’s relationships with the Government of the DRC, the Companies’ suppliers, customers, purchasers, contractors or lenders, nor can there be any assurance as to the effect on such relationships of any delay in the completion of the Recapitalization, or the effect if the Recapitalization is completed. To the extent that any of these events result in the tightening of payment or loan terms, increases in the price of supplied goods, or the loss of a major supplier or contractor, or of multiple other suppliers or contractors, this could have a material adverse effect on Banro’s business, financial condition, liquidity and results of operations. The Companies may also be unable to retain and motivate key executives and employees following the Recapitalization and the Companies may have difficulty attracting new employees.

Exchange of Debt for Equity

By exchanging or converting the Affected Secured Claims for New Equity pursuant to the Plan, the Affected Secured Creditors will be changing the nature of their investment from debt to equity. Equity carries certain risks that are not applicable to debt. Claims of holders of New Equity will be subordinated in priority to the claims of creditors in the event of an insolvency, winding up, or other distribution of the assets of Newco.

Risk Factors Relating to Non-Implementation of the Recapitalization

The Companies may be unable to continue as a going concern

If the Recapitalization is not implemented, the Companies may not be able to generate sufficient cash flow from operations to meet their obligations and, as such, the Companies may be unable to continue as going concerns and may be required to liquidate in the near or medium term. The Companies have constrained ability to generate cash flow and a significant debt burden and obligations under streaming and gold forward purchase agreements which severely limit the alternatives available to the Companies to raise additional capital. There can be no assurance that the Companies will be able to obtain additional capital on terms acceptable to the Companies or at all. The inability to secure additional capital required to meet the Companies’ financial obligations under the Secured Notes, and other indebtedness of the Companies would have a material adverse effect on the Companies’ financial condition and their ability to continue as going concerns.

The Companies are in default on certain of their obligations under the Note Indenture

BGB is in default on its accrued interest payment obligations under the Note Indenture. The stay granted by the Court in the CCAA proceedings currently prevents any action being taken by the holders of Secured Notes or the Trustees. If the Recapitalization or similar transaction is not completed, the CCAA stay may not be continued and the holders of the Secured Notes could accelerate the payment obligations under the Secured Notes and pursue the remedies provided in the Note Indenture in the event of non-payment.

If the Plan is not implemented, the amendments to and deferrals of delivery and other obligations under the Gold Streams and Forward Agreements will terminate

As described above under “Amendments to the Streaming and Forward Agreements” the counterparties to certain of the Companies’ existing streaming and forward agreements have agreed to amendments to, and deferrals of required deliveries under, certain gold forward and streaming agreements which are intended to provide the Companies with additional liquidity during the period following the implementation of the Plan. If the Plan is not implemented, these amendments and deferrals cease to be in effect and the Companies will be required to adhere to the original terms of such agreements which would likely lead to a significant loss of liquidity and cash flow.

Risk Factors Relating to Newco

Affected Secured Creditors will become shareholders of Newco

Affected Secured Creditors will become shareholders of Newco, which is a holding company without any significant assets other than the shares of its subsidiary companies. Affected Secured Creditors, as the holders of the Secured Notes, had the benefit of security and guarantees from each of the members of the Banro group of companies and would rank ahead of any equityholders of any of the Banro group of companies in a liquidation of any of such companies. As shareholders of Newco, Affected Secured Creditors who become shareholders of Newco will have no right or claim to the assets of any other companies of the Banro Group in the event of a liquidation of Newco.

Certain Newco Shareholders will have greater rights than other Newco Shareholders

The Major Shareholders will hold Class A Common Shares, which will be voting common shares and it is anticipated that the Major Shareholders will control the operations of Newco, both in their capacities as voting shareholders and by their appointment rights in respect of the Board of Directors of Newco.

The Newco Board of Directors will determine the overall policies, objectives, operations, business and affairs of Newco and its subsidiaries. Each Major Shareholder will have the right to nominate as members of the Newco Board of Directors two individuals and will have the right to unilaterally replace them at any time. The four directors selected by the Major Shareholders will appoint a fifth director, who is anticipated to act as Chair of the Newco Board.

Moreover, as described in further detail in the Restructuring Term Sheet, there are certain matters of business that Newco may not undertake without the affirmative consent of each Major Shareholder. These matters include material changes to the business, corporation or legal structure of Newco, changes in management and compensation matters, acquisitions, dispositions, lending arrangements, approval of operational budgets, capital expenditures, and dividends.

Newco will be organized under the laws of a foreign jurisdiction

Newco will be an exempted company organized under the laws of the Cayman Islands. While Cayman Islands corporate law is similar to the CBCA, there are important differences which affect the rights of shareholders. Affected Secured Creditors should review the comparison of rights of shareholders of CBCA corporations and those of Cayman Islands exempted companies set out in this Circular.

Newco will be a private company

It is not intended that the New Equity will be listed on any stock exchange. As a consequence there will be no market for the New Equity and it may be difficult or impossible for shareholders to sell or value their New Equity. Newco shareholders will have certain rights including rights to information, pre-emptive rights, and a right to “tag along” in the context of certain transactions and will have obligations (“ROFO” and “drag along”) in the context of transfers of the New Equity, as described in “Newco Share Terms” in this Circular.

CERTAIN LEGAL MATTERS

Canadian Securities Laws

Resale of Securities

The New Equity to be issued pursuant to the Plan will be issued in reliance on exemptions from prospectus and registration requirements of applicable Canadian securities laws. Consequently, certain protections, rights and remedies provided by Canadian securities legislation, including statutory rights of rescission or damages, will not be available in respect of the New Equity issued pursuant to the Plan. The New Equity so issued will generally be “freely tradable” (other than as a result of usual resale restrictions under applicable securities laws, including, without limitation, any “control person” restrictions which may arise by virtue of ownership thereof) under applicable Canadian securities laws. All prospective holders of New Equity are urged to consult their legal advisors to ensure that the resale of their New Equity complies with applicable securities legislation. Holders of New Equity residing elsewhere than in Canada are urged to consult their legal advisors to determine the extent of all applicable resale provisions in their jurisdiction of residency.

MI 61-101

As a reporting issuer in each of the provinces of Canada other than Quebec, Banro is subject to applicable securities laws of such provinces. The securities regulatory authority in the Provinces of Ontario, Quebec, Alberta, Manitoba and New Brunswick have adopted Multilateral Instrument 61-101 (“MI 61-101”), which regulates transactions that raise the potential for conflicts of interest.

MI 61-101 regulates certain types of transactions to ensure fair treatment of security holders when, in relation to a transaction, there are persons in a position that could cause them to have an actual or reasonably perceived conflict of interest or informational advantage over other security holders. If MI 61-101 applies to a proposed transaction of a reporting issuer, then enhanced disclosure in documents sent to security holders, the approval of security holders excluding, among others, “interested parties” (as defined in MI 61-101), and a formal valuation prepared by an independent and qualified valuator, are all mandated (subject to certain exemptions).

The protections afforded by MI 61-101 apply to, among other transactions, “related party transactions” (as defined in MI 61-101) which include issuances of securities to “related parties” of the issuer (as defined in Ml 61-101) and material amendments to debts or liabilities owed by or to a “related party”.

The Directors and the senior Officers of Banro, any Person that has beneficial ownership of, or control or direction over, directly or indirectly, or a combination of beneficial ownership of, and control or direction over, directly or indirectly, more than 10% of the Common Shares of Banro, and the Directors or senior Officers of such Persons are all related parties of Banro for the purposes of MI 61-101. Pursuant to MI 61-101, the Plan, the amendments to the Stream Agreements and certain of the Forward Agreements and the issuance of the New Equity, the Stream Equity Warrants and the New Secured Facility Warrants to certain existing debt/noteholders will be considered “related party transactions” and/or a ”business combination” within the meaning of MI 61-101 as, among other things, certain related parties of Banro will receive shares of an affiliate of Banro pursuant to the Plan, Banro and such related parties will amend the terms of certain streaming and gold forward agreements and the related parties will receive Stream Equity Warrants and New Secured Facility Warrants of Newco in connection with such amendments.

Banro is not subject to the requirements of MI 61-101 to prepare a formal valuation as its shares are not listed for trading on certain specified markets. The Companies have advised the Court of the requirements of MI 61-101 regarding minority approval of related party transactions and business combinations and the Court has determined, in accordance with the CCAA, that a meeting of the shareholders of the Company is not required to be held in order to approve the Recapitalization.

United States Securities Laws

Status under U.S. securities laws

At the time of the implementation of the Plan, Banro will be a “foreign private issuer” as defined in Rule 3b-4 under the Securities Exchange Act of 1934 (the “1934 Act”). On January 22, 2018, the NYSE American delisted Banro’s common shares from NYSE American.

At the time of the implementation of the Plan Newco will be a corporation formed under the laws of the Cayman Islands and no issuance of any classes of its securities will be registered under the Securities Act of 1933 (the “1933 Act“).

Issuance and resale of Securities under U.S. Securities laws

The following discussion is a general overview of certain requirements of U.S. federal securities laws that may be applicable to securityholders. All securityholders are urged to consult with their own legal counsel to ensure that any subsequent resale of securities issued to them under the Plan complies with applicable securities legislation.

The following discussion does not address the Canadian securities laws that will apply to the issuance to or the resale by securityholders within Canada of securities of Newco.

Exemption from the registration requirements of the 1933 Act

The issuance of the New Equity under the Plan will not be registered under the 1933 Act or the securities laws of any state of the United States.

The New Equity to be issued to Affected Secured Creditors pursuant to the Plan will be issued in reliance on the exemption from registration set forth in Section 3(a)(10) of the 1933 Act on the basis of the approval of the Court, which will consider, among other things, the fairness of the Plan to the persons affected. Section 3(a)(10) of the 1933 Act exempts from registration the distribution of a security that is issued in exchange for outstanding securities and/or claims where the terms and conditions of such issuance and exchange are approved, after a hearing upon the fairness of such terms and conditions at which all persons to whom it is proposed to issue securities in such exchange have the right to appear, by a court or by a governmental authority expressly authorized by law to grant such approval. Accordingly, the Sanction Order will, if granted, constitute a basis for the exemption from the registration requirements of the 1933 Act with respect to the New Equity issued under the Plan.

Persons who are not affiliates of Newco after the Plan may resell the New Equity that they receive in the United States without restriction under the 1933 Act. A Person who will be an “affiliate” of Newco after the Plan will be subject to certain restrictions on resale imposed by the 1933 Act. As defined in Rule 144 under the 1933 Act, an “affiliate” of an issuer is a person that, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, the issuer and may include certain officers and directors of such issuer as well as principal shareholders of such issuer.

Persons who are affiliates of Newco after the implementation of the Plan may not resell the New Equity that they receive pursuant to the Plan in the absence of registration under the 1933 Act, unless an exemption from registration is available, such as the exemptions provided by Rule 144 or Regulation S under the 1933 Act.

All other New Equity to be issued under the Plan will be subject to restrictions on transfer and such New Equity may be offered, sold or otherwise transferred only (a) to Newco; (b) outside the United States in accordance with Rule 904 of Regulation S under the 1933 Act; or (c) inside the United States in accordance with an exemption from registration under the 1933 Act, if available. Such New Equity will bear a legend to the following effect:

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”), OR APPLICABLE STATE SECURITIES LAWS. THE SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED OR ASSIGNED EXCEPT (A) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE U.S. SECURITIES ACT, (B) IN A SALE ON OR THROUGH THE FACILITIES OF THE TORONTO STOCK EXCHANGE OR ANOTHER DESIGNATED OFFSHORE SECURITIES MARKET (AS DEFINED IN RULE 902 OF REGULATION S PROMULGATED UNDER THE U.S. SECURITIES ACT (“REGULATION S”)) PURSUANT TO RULE 904 OF REGULATION S; (C) THROUGH OTHER OFFERS AND SALES THAT OCCUR OUTSIDE THE UNITED STATES IN COMPLIANCE WITH RULE 904 OF REGULATION S, OR (D) IN ANY OTHER TRANSACTION EXEMPT FROM THE REGISTRATION REQUIREMENTS OF THE U.S. SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS (IT BEING UNDERSTOOD THAT THE COMPANY MAY REQUIRE AN OPINION OF COUNSEL IN A FORM REASONABLY SATISFACTORY TO THE COMPANY IN CONNECTION WITH ANY SALE OR OTHER TRANSFER OF SHARES MADE PURSUANT TO CLAUSE (D) OF THIS SENTENCE).”

The foregoing discussion is only a general overview of certain requirements of United States federal securities laws applicable to the New Equity received upon completion of the Plan. Holders of New Equity will also be subject to the restrictions on transfer of such shares set forth in the terms of the New Equity. All holders of New Equity are urged to consult with their counsel to ensure that the resale of New Equity complies with applicable securities legislation.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) and the Regulations thereunder (collectively, the “Tax Act”) of the Recapitalization under the Plan applicable to an Affected Creditor who is a Noteholder or a holder of an Equity Interest in Banro who, at all relevant times for purposes of the Tax Act, deals at arm’s length with, and is not affiliated with, the Applicants, and holds their Secured Notes and Equity Interests in Banro, as applicable, and will hold any New Equity, as capital property. A Secured Note, an Equity Interest in Banro and New Equity will generally be considered to be capital property for this purpose to an Affected Creditor, unless either the Affected Creditor acquires or holds such property in the course of carrying on a business or the Affected Creditor has held or acquired such property in a transaction or transactions considered to be an adventure or concern in the nature of trade.

This summary is based on the current provisions of the Tax Act and counsel’s understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency. This summary also takes into account all specific proposals to amend the Tax Act that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”), and assumes that the Tax Proposals will be enacted in the form proposed, although no assurance can be given that the Tax Proposals will be enacted in the form proposed or at all. Except for the Tax Proposals, this summary does not take into account or anticipate any changes in law or administrative policy or assessing practice, whether by way of legislative, judicial, regulatory or administrative decision or action, nor does it address any other federal or any foreign, provincial or territorial tax considerations.

On July 18, 2017, the Minister of Finance (Canada) released a consultation paper that indicated an announcement of the Government’s intention to amend the Tax Act to increase the amount of tax applicable to passive investment income earned through a private corporation. The Minister has indicated that he intends to release draft legislation relating to this proposal as part of the 2018 federal budget. Affected Creditors that are private corporations should consult their own tax advisors.

The following summary is of a general nature only and is not intended to be, and should not be construed to be, legal or tax advice to Affected Creditors, and no representation with respect to the tax consequences to any particular Affected Creditor is made. Accordingly, all Affected Creditors should consult with their own tax advisors for advice with respect to the income tax consequences to them of the Plan. The discussion below is qualified accordingly.

This summary does not describe the income tax consequences under the Plan to Excluded Creditors, Affected Banro Unsecured Creditors (other than with respect to the Affected Banro Unsecured Deficiency Claim) or holders of Stream Equity Warrants. Such Creditors and holders of Stream Equity Warrants should consult their own tax advisors in this regard.

For purposes of the Tax Act, all amounts relevant in computing the income, taxable income and taxes payable by an Affected Creditor, including the cost and adjusted cost base of Secured Notes, Equity Interest in Banro and New Equity, must be determined in Canadian dollars based on the exchange rate quoted by the Bank of Canada on the date such amount first arose or such other exchange rate that is acceptable to the Minister of National Revenue.

Residents of Canada

This portion of the summary is generally applicable to an Affected Creditor that, at all relevant times for purposes of the Tax Act, is (or is deemed to be) resident in Canada and meets the other relevant requirements described above (referred to in this portion of the summary as a “Resident Holder”).

Certain Resident Holders whose Equity Interest in Banro might not otherwise be capital property may, in certain circumstances, be entitled to make an irrevocable election permitted by subsection 39(4) of the Tax Act to have such Equity Interest and all other “Canadian securities”, as defined in the Tax Act, owned by such Resident Holder in the taxation year in which the election is made and in all subsequent taxation years, deemed to be capital property. Resident Holders whose Equity Interest in Banro might not otherwise be considered capital property should consult their own tax advisors concerning this election.

This portion of the summary is not applicable to a Resident Holder (i) that is a “financial institution” for purposes of the “mark-to-market” rules, (ii) that is a “specified financial institution”, (iii) an interest in which is a “tax shelter investment”, (iv) that has elected to report its ‘Canadian tax results” in a currency other than the Canadian currency, (v) that has entered or will enter into a “derivative forward agreement’ or a “synthetic disposition arrangement” with respect to the Secured Notes or Equity Interest in Banro, or (vi) for whom Newco is a “foreign affiliate”, all within the meaning of the Tax Act. All such Resident Holders should consult with their own tax advisors.

Cancellation of Equity Interests in Banro

A Resident Holder will realize a capital loss on the cancellation of its Equity Interest in Banro equal to the aggregate of the Resident Holder’s adjusted cost base of its Equity Interest in Banro immediately prior to such cancellation and any reasonable costs of disposition.

The tax treatment of any such capital loss is described below under “Certain Canadian Federal Income Tax Considerations — Residents of Canada — Taxation of Capital Gains and Capital Losses”.

Settlement of Affected Secured Claims and Affected Banro Unsecured Claims

A Resident Holder of Secured Notes will be considered to have disposed of its Secured Notes upon the exchange of Secured Notes for New Equity and the Resident Holder’s pro rata share of the Affected Banro Unsecured Cash Pool (collectively the “Secured Note Consideration”) on the Implementation Date.

Allocation of Secured Note Consideration

Under the Plan, the aggregate fair market value of the Secured Note Consideration received by an Affected Creditor in exchange for Secured Notes will be allocated first to the principal amount of the Secured Notes and the balance, if any, to the accrued and unpaid interest on the Secured Notes. While the fair market value of the Secured Note Consideration at the time of exchange is a question of fact, it is not expected that the value of the Secured Note Consideration will exceed the principal amount of the Secured Notes. Consequently, it is not expected that any amount of interest accrued on the Secured Notes will be paid or satisfied under the Plan.

Interest on Secured Notes

A Resident Holder that is a corporation, partnership, unit trust or any trust of which a corporation or partnership is a beneficiary will be required to include in income for a taxation year any interest on the Secured Notes that accrues (or is deemed to accrue) to it in that taxation year or that is received or becomes receivable by it in that year, except to the extent that such interest was included in computing its income for a preceding taxation year.

Any other Resident Holder, including an individual, will be required to include in computing its income for a taxation year any interest on the Secured Notes that is received or receivable by such Resident Holder in that taxation year, except to the extent that such amount was otherwise included in its income for the year or a preceding taxation year.

Where a Resident Holder included an amount in income on account of accrued and unpaid interest on the Secured Notes, the Resident Holder should be entitled to a deduction of an equivalent amount in computing income to the extent that such amount was not received by it on or before the exchange of Secured Notes pursuant to the Plan.

Disposition of Secured Notes

In general, on the exchange of Secured Notes pursuant to the Plan, a Resident Holder of Secured Notes will realize a capital gain (or capital loss) equal to the amount by which the proceeds of disposition, net of any portion of Secured Note Consideration included in the Resident Holder’s income as interest, exceeds (or is less than) the Resident Holder’s adjusted cost base of such Secured Notes and any reasonable costs of disposition. A Resident Holder’s proceeds of disposition of its Secured Notes will be an amount equal to the aggregate of the fair market value of the Secured Note Consideration received on the exchange. Any such capital gain (or capital loss) will be subject to the tax treatment described below under “Certain Canadian Federal Income Tax Considerations — Residents of Canada — Taxation of Capital Gains and Capital Losses”.

Dividends on New Equity

Any dividends received (or deemed to be received) on New Equity by a Resident Holder will be included in its income for purposes of the Tax Act. A Resident Holder that is an individual will not be eligible for the gross-up and dividend tax credit in respect of such dividends. A Resident Holder that is a corporation will not be entitled to deduct the amount of such dividends in computing its taxable income.

Disposition of New Equity

A Resident Holder will realize a capital gain (or capital loss) on a disposition (or deemed disposition) of New Equity equal to the amount by which the proceeds of disposition exceed (or is less than) the aggregate of the adjusted cost base to the Resident Holder of such New Equity immediately prior to the time of disposition and any reasonable costs of disposition. The adjusted cost base to a Resident Holder of New Equity at a particular time will generally be the average cost of all of the New Equity held by such holder as capital property at that time. The cost to a Resident Holder of New Equity acquired on the exchange of Secured Notes pursuant to the Plan will equal the fair market value of such New Equity at the time of acquisition.

The tax treatment of any such capital gain (or capital loss) is described below under “Certain Canadian Federal Income Tax Considerations — Residents of Canada — Taxation of Capital Gains and Capital Losses”.

Taxation of Capital Gains and Capital Losses

In general, one-half of any capital gain (a “taxable capital gain”) realized by a Resident Holder in a taxation year will be included in the Resident Holder’s income in the year and one-half of the amount of any capital loss (an “allowable capital loss”) realized by a Resident Holder in a taxation year is required to be deducted from taxable capital gains realized by the Resident Holder in the year. Allowable capital losses in excess of taxable capital gains for a taxation year may be carried back three years or forward indefinitely, subject to the rules in the Tax Act. The amount of any capital loss realized by a Resident Holder that is a corporation on the disposition of a share may be reduced by the amount of dividends previously received (or deemed to have been received) by it on such share (or on a share for which the share has been substituted) subject to the rules in the Tax Act. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns shares, directly or indirectly, through a partnership or a trust.

Additional Refundable Tax

A Resident Holder that is a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay an additional refundable tax of 102/3% on certain investment income including amounts in respect of interest, taxable capital gains and dividends.

Alternative Minimum Tax

Capital gains realized by an individual (including certain trusts) may give rise to liability for alternative minimum tax under the detailed rules set out in the Tax Act.

Foreign Property Information Reporting

In general, a Resident Holder that is a ‘‘specified Canadian entity’’ (as defined in the Tax Act) for a taxation year or a fiscal period and whose total ‘‘cost amount’’ (as defined in the Tax Act) of ‘‘specified foreign property’’ (as defined in the Tax Act), including New Equity, at any time in the year or fiscal period exceeds C$100,000 will be required to file an information return with the CRA for the taxation year or fiscal period disclosing certain prescribed information in respect of such property. Subject to certain exceptions, a Resident Holder generally will be a ‘‘specified Canadian entity’’. New Equity will be ‘‘specified foreign property’’ to a Resident Holder. Penalties may apply where a Resident Holder fails to file the required information return in respect of such Holder’s ‘‘specified foreign property’’ on a timely basis in accordance with the Tax Act.

The reporting rules in the Tax Act relating to ‘‘specified foreign property’’ are complex and this summary does not purport to address all circumstances in which reporting may be required by a Resident Holder. Resident Holders should consult their own tax advisors regarding the reporting rules contained in the Tax Act.

Eligibility for Investment

New Equity will not be a qualified investment under the Tax Act for trusts governed by a registered retirement savings plan, registered retirement income fund), deferred profit sharing plan, registered disability savings plan, registered education savings plan and tax-free savings account (“Deferred Plans”) and should not be acquired or held in Deferred Plans. Adverse tax consequences will arise for Deferred Plans and their beneficiaries, subscribers or annuitants (as the case may be) if such Deferred Plans acquire or hold New Equity.

Non-Residents of Canada

This portion of the summary applies to an Affected Creditor who, for the purposes of the Tax Act and any applicable income tax treaty or convention, and at all relevant times, (i) is a non-resident of Canada, (ii) does not use or hold any Equity Interest in Banro or Secured Notes, and will not use or hold any New Equity or Secured Notes, in carrying on a business in Canada, (iii) is not a foreign affiliate of a taxpayer resident in Canada, and (iv) is not an insurer who carries on an insurance business in Canada and elsewhere or an authorized foreign bank that carries on a Canadian banking business (a “Non-Resident Holder”).

Cancellation of Equity Interests in Banro

A Non-Resident Holder will realize a capital loss on the cancellation of its Equity Interest in Banro equal to the aggregate of the Non-Resident Holder’s adjusted cost base of its Equity Interest in Banro immediately prior to such cancellation and any reasonable costs of disposition.

A capital loss realized by a Non-Resident Holder on the disposition of its Equity Interest in Banro will not be deductible in computing such Non-Resident Holder’s income under the Tax Act unless such Equity Interest constitutes “taxable Canadian property” (as defined in the Tax Act) to such Non-Resident Holder at the time of the disposition.

If the common shares of Banro are not listed on a “designated stock exchange” (as defined in the Tax Act) at the time of a disposition of an Equity Interest in Banro by a Non-Resident Holder on the Implementation Date, the Equity Interest in Banro generally will not constitute taxable Canadian property to such Non-Resident Holder at that time, unless at any time during the 60-month period immediately preceding that time more than 50% of the fair market value of the common shares of Banro was derived directly or indirectly from one or any combination of (A) real or immovable property situated in Canada, (B) Canadian resource properties, (C) timber resource properties, or (D) options in respect of, interests in, or for civil law rights in, any of the foregoing properties, whether or not such property exists. The Equity Interests in Banro should generally not constitute taxable Canadian property, as all of the Banro Group’s resource properties are, and have at all relevant times been, located outside of Canada. However, a NonResident Holder’s Equity Interest in Banro may be deemed to be taxable Canadian property in certain circumstances set out in the Tax Act.

Settlement of Affected Secured Claims and Affected Banro Unsecured Claims

A Non-Resident Holder who exchanges its Secured Notes for the Secured Note Consideration pursuant to the Plan generally will not be subject to tax under the Tax Act in respect of such exchange.

Dividends on, and Dispositions of, New Equity

A Non-Resident Holder who acquires New Equity on the exchange pursuant to the Plan generally will not be subject to tax under the Tax Act in respect of dividends received (or deemed to be received) on such New Equity or capital gains realized on the disposition (or deemed disposition) of such New Equity.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of certain U.S. federal income tax consequences of the Plan to U.S. Holders (as defined below) of certain Claims. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated under the Code, administrative pronouncements, and judicial decisions, all as in effect on the date hereof. Future legislative, judicial, or administrative modifications, revocations, or interpretations, which may or may not be retroactive, may result in U.S. federal income tax consequences significantly different from those discussed herein. Due to the lack of definitive judicial and administrative authority in a number of areas, substantial uncertainty may exist with respect to some of the tax consequences described below. This discussion is not binding on the U.S. Internal Revenue Service (the “IRS”). No opinion of counsel has been obtained and no ruling has been or will be sought from the IRS with respect to any of the U.S. federal income tax consequences discussed herein. No representations are being made regarding the particular tax consequences of the Plan to any holder of a Claim. There can be no assurance that the IRS will not challenge any of the conclusions described herein or that a U.S. court will not sustain such a challenge.

This discussion does not address the U.S. federal income tax consequences to U.S. Holders subject to special treatment under U.S. federal income tax law, including, without limitation, banks, governmental authorities or agencies, financial institutions, insurance companies, pass-through entities, tax-exempt organizations, brokers and dealers in securities, regulated investment companies, real estate investment trusts, small business investment companies, employees, persons who receive their Claims pursuant to the exercise of an employee stock option or otherwise as compensation, persons holding Claims that are a hedge against, or that are hedged against, currency risk or that are part of a straddle, constructive sale, or conversion transaction and regulated investment companies. In addition, this discussion does not address any U.S. federal estate, gift, or other non-income tax, or any state, local, or non-U.S. tax. This discussion assumes that holders of Claims hold such Claims as capital assets within the meaning of the Code.

As used herein, “U.S. Holder” means a beneficial owner of a Claim that is: (i) an individual who is a citizen or resident of the United States for U.S. federal income tax purposes; (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof, or the District of Columbia; (iii) an estate the income of which is subject to U.S. federal income tax regardless of its source; or (iv) a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (b) the trust has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

If an entity treated as a partnership for U.S. federal income tax purposes holds a Claim, the U.S. federal income tax consequences to a partner (or other owner) of the entity generally will depend on the status of the partner (or other owner) and the activities of the entity. Such partner (or other owner) should consult its tax advisor as to the tax consequences of the Plan.

THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE PLAN ARE COMPLEX. THE FOLLOWING SUMMARY IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT A SUBSTITUTE FOR CAREFUL TAX PLANNING AND ADVICE BASED ON THE INDIVIDUAL CIRCUMSTANCES PERTAINING TO A HOLDER OF A CLAIM. HOLDERS OF CLAIMS SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR REGARDING THE APPLICATION OF U.S. FEDERAL TAX LAWS TO THEIR PARTICULAR SITUATIONS AND ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL, NON-U.S., OR OTHER TAXING JURISDICTION.

U.S. Federal Income Tax Consequences to U.S. Holders of Affected Secured Claims

Receipt of New Equity

The U.S. federal income tax treatment of the exchange of Proven Affected Secured Claims for New Equity by U.S. Holders pursuant to the Plan is unclear, due in part to the uncertainty regarding the formal steps of the exchange. One possibility is that the Plan could be implemented by means of the New Equity being deemed to be transferred, directly or indirectly, by Newco to BGB, and such New Equity then being deemed to be transferred by BGB to the Holders in satisfaction of their Claims. In this scenario, a U.S. Holder would treat the exchange as a taxable transaction in which it generally recognizes gain or loss for U.S. federal income tax purposes in an amount equal to the difference between (a) the fair market value of the New Equity, and (b) the U.S. Holder’s adjusted tax basis in the Claim surrendered in the exchange. In light of the fact that the Secured Notes have been treated as contingent payment debt instruments for U.S. federal income tax purposes, any gain on the exchange of a Proven Secured Notes Claim would be treated as ordinary income and any loss on such a claim would be treated as ordinary loss to the extent of prior inclusions of original issue discount (“OID”), with any excess loss a capital loss. The deductibility of capital losses is subject to certain limitations under the Code. A U.S. Holder’s tax basis in the New Equity would be its fair market value as of the Implementation Date and its holding period for the New Equity would begin on the day after the Implementation Date.

It is also possible that the U.S. Holders of Proven Affected Secured Claims could be treated as exchanging their Claims directly with Newco for the New Equity. In that case, the U.S. federal income tax consequences to a U.S. Holder would depend in part on whether the Claims surrendered in the exchange constitute “securities” for U.S. federal income tax purposes. Whether a debt instrument constitutes a “security” under the reorganization provisions for U.S. federal income tax purposes is determined based on all the relevant facts and circumstances, but most authorities have held that the length of the term of a debt instrument is an important factor in determining whether such instrument is a security for U.S. federal income tax purposes. These authorities have indicated that a term of less than five years is evidence that the instrument is not a security, whereas a term of ten years or more is evidence that it is a security. There are numerous other factors that generally are taken into account in determining whether a debt instrument is a security, including the security for payment, the creditworthiness of the obligor, the subordination or lack thereof to other creditors, the right to vote or otherwise participate in the management of the obligor, convertibility of the instrument into an equity interest of the obligor, whether payments of interest are fixed, variable or contingent, and whether such payments are made on a current basis or accrued. The term of the Secured Notes is four (4) years, so they are unlikely to be treated as a “security” for this purpose.

If a U.S. Holder of a Proven Affected Secured Claim is treated as exchanging its Claim directly with Newco for the New Equity and such Claim is not treated as a “security,” the U.S. Holder would be required to recognize gain (but not loss) on the exchange in an amount equal to the difference between (a) the fair market value of the New Equity, and (b) the U.S. Holder’s adjusted tax basis in the Claim surrendered in the exchange. If, on the other hand, the Proven Affected Secured Claim is treated as a “security,” a U.S. Holder generally would not recognize gain or loss on the exchange, provided that a U.S. Holder owning 5% or more of the total voting power or total value of the stock of Newco immediately after the exchange may be required to recognize gain (but not loss) unless it enters into a gain recognition agreement with the IRS. If a U.S. Holder recognizes gain on the exchange, the U.S. Holder’s tax basis in the New Equity would be its fair market value as of the Implementation Date and its holding period for the New Equity would begin on the day after the Implementation Date. If a U.S. Holder has a loss in the Proven Affected Secured Claim that is not recognized, the U.S. Holder’s tax basis in the New Equity received would generally equal its tax basis in the Claim surrendered by such Holder and its holding period for the New Equity received should generally include the Holder’s holding period in the Claims surrendered therefor. The character of any gain or loss recognized on the exchange would be as described above for a taxable transaction.

Given the uncertainties described above, U.S. Holders are urged to consult their own tax advisors regarding the U.S. federal income tax treatment of the exchange of Proven Affected Secured Claims for New Equity pursuant to the Plan.

Accrued Interest

To the extent that any consideration received by U.S. Holders of Proven Affected Secured Claims is attributable to accrued but unpaid interest (including OID, if any), such amount should be excluded from the U.S. Holder’s amount realized for purposes of determining capital gain or loss and should instead be taxed as ordinary income to the extent it has not yet been included in the U.S. Holder’s gross income for U.S. federal income tax purposes.

Market Discount

The “market discount” provisions of the Code may apply to U.S. Holders of Proven Affected Secured Claims who receive New Equity pursuant to the Plan. In general, a Proven Affected Secured Claim is a “market discount bond” for a U.S. Holder that acquired such Claim in the secondary market (or, in certain circumstances, upon original issuance) if its stated redemption price at maturity exceeds the adjusted tax basis of such Claim in the U.S. Holder’s hands immediately after its acquisition.

Under the market discount rules (subject to a de minimis exception), any gain recognized by a U.S. Holder on the disposition of debt instruments that it acquired with market discount should be treated as ordinary income to the extent of the market discount that accrued thereon while such debt instruments were considered to be held by the U.S. Holder (unless such U.S. Holder elected to include market discount in income as it accrued). To the extent that debt instruments that were acquired with market discount are exchanged in a tax-free transaction for other property, any market discount that accrued on such debt instruments (i.e., up to the time of the exchange) but was not recognized by the U.S. Holder is carried over to the property received therefor and any gain recognized on the subsequent sale, exchange, redemption or other disposition of such property is treated as ordinary income to the extent of such accrued, but not recognized, market discount.

U.S. Federal Income Tax Consequences to U.S. Holders of New Equity

Distributions on New Equity

The following discussion assumes that Newco is not and will not become a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes. Newco does not believe that it was a PFIC for the preceding taxable year and, based on current business plans and financial expectations, does not expect to become a PFIC in the next taxable year or in the foreseeable future. However, because the determination of PFIC status must be made on an annual basis, and will depend on the composition of the income and assets, as well as the nature of the activities, of Newco and its subsidiaries, from time to time, there can be no assurance that Newco will not be considered a PFIC for any taxable year. No opinion of counsel or ruling from the IRS concerning PFIC status has been or will be sought. If Newco becomes a PFIC, the tax consequences set forth below generally would not apply.

In general, a cash distribution made by Newco in respect of the New Equity will constitute a taxable dividend to a U.S. Holder when such distribution is actually or constructively received, to the extent such distribution is paid out of the current and accumulated earnings and profits of Newco (as determined under U.S. federal income tax principles). To the extent that a distribution in respect of the New Equity exceeds the amount of Newco’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles, the distribution would be treated first as a non-taxable return of capital, causing a reduction in the U.S. Holder’s adjusted basis in the New Equity held by such U.S. Holder (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by such U.S. Holder upon a subsequent disposition of the New Equity), with any amount that exceeds the adjusted basis being taxed as capital gain recognized on a sale or exchange (as discussed under “Sale, Exchange, or Other Taxable Disposition of New Equity” below). However, Newco does not intend to maintain calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by Newco with respect to the New Equity will constitute ordinary dividend income.

Under recently enacted legislation, a domestic corporation that is a U.S. shareholder of a specified 10-percent owned foreign corporation is allowed a deduction in an amount equal to the foreign-source portion of any dividend received from the specified 10-percent owned foreign corporation. For this purpose, the term “specified 10-percent owned foreign corporation” means any foreign corporation with respect to which any domestic corporation is a U.S. shareholder, provided that the foreign corporation is not a PFIC which is not a “controlled foreign corporation,” and the term “U.S. shareholder” means, with respect to any foreign corporation, a U.S. person who owns, or is considered as owning, 10 percent or more of the total combined voting power of all classes of stock entitled to vote of such foreign corporation or 10 percent or more of the total value of shares of all classes of stock of such foreign corporation. The rules governing this deduction are complex and U.S. Holders that are corporations are urged to consult their own tax advisors regarding the availability of the deduction under their particular circumstances.

The gross amount of distributions paid in any currency other than the U.S. dollar will be included by each U.S. Holder in gross income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day the distributions are actually or constructively received, regardless of whether the payment is in fact converted into U.S. dollars. If such currency is converted into U.S. dollars on the date of receipt, the U.S. Holder should not be required to recognize any foreign currency gain or loss with respect to the receipt of the foreign currency distributions. If the foreign currency received is not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the currency equal to the U.S. dollar value on the date of receipt. Any gain or loss realized on a subsequent conversion or other disposition of such currency will be treated as U.S. source ordinary income or loss. The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution.

Sale, Exchange, or Other Taxable Disposition of New Equity

A U.S. Holder generally will recognize a U.S. source capital gain or loss on the sale, exchange, or other taxable disposition of New Equity in an amount equal to the difference between the amount realized on the disposition and the U.S. Holder’s adjusted tax basis in the New Equity. Such gain or loss would be a long-term capital gain or loss if the U.S. Holder’s holding period for the New Equity (determined under the rules discussed above) was longer than one year as of the date of the sale, exchange, or other taxable disposition. Long-term capital gain recognized by certain non-corporate U.S. Holders, including individuals, generally is eligible for preferential rates of U.S. federal income tax. The deductibility of capital losses is subject to certain limitations under the Code.

With respect to the sale, exchange, or other taxable disposition of New Equity, the amount realized generally will be the U.S. dollar value of the payment received determined on (1) the date of receipt of payment in the case of a cash basis U.S. Holder and (2) the date of disposition in the case of an accrual basis U.S. Holder. Additionally, if a U.S. Holder receives any foreign currency on the sale of New Equity, such U.S. Holder may recognize ordinary income or loss as a result of currency fluctuations between the date of the sale of New Equity and the date the sale proceeds are converted into U.S. dollars.

Foreign Tax Credit Considerations

For purposes of the U.S. foreign tax credit limitations, dividends received by a U.S. Holder with respect to New Equity will be foreign source income and generally will be “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.” In general, gain or loss realized upon sale or exchange of the New Equity by a U.S. Holder will be U.S. source income or loss, as the case may be.

Subject to certain limitations, any non-U.S. tax withheld with respect to distributions made on the New Equity may be treated as foreign taxes eligible for credit against a U.S. Holder’s U.S. federal income tax liability. Alternatively, a U.S. Holder may, subject to applicable limitations, elect to deduct the otherwise creditable non-U.S. withholding taxes for U.S. federal income tax purposes. However, no foreign tax credit or deduction of creditable foreign taxes is allowed for any taxes paid or accrued with respect to dividends received by a domestic corporation from a specified 10-percent owned foreign corporation for which a deduction is allowed under section 245A of the Code. The rules governing the foreign tax credit are complex and their application depends on each taxpayer’s particular circumstances. Accordingly, U.S. Holders are urged to consult their own tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

U.S. Federal Income Tax Consequences to Holders of Affected Banro Unsecured Claims

Receipt of Distribution from Affected Banro Unsecured Pool

In general, U.S. Holders of Proven Affected Banro Unsecured Claim will be treated as exchanging such Claims in a fully taxable transaction. Where gain or loss is recognized by a U.S. Holder in respect of its Proven Affected Banro Unsecured Claim, the character of such gain or loss as long-term or short-term capital gain or loss or as ordinary income or loss will be determined by a number of factors, including, among others, the tax status of the U.S. Holder, whether the Claim constitutes a capital asset in the hands of the U.S. Holder and how long it has been held, and whether and to what extent the U.S. Holder had previously claimed a bad debt deduction in respect of such Claim. The deductibility of capital losses are subject to certain limitations under the Code. U.S. Holders of Proven Affected Banro Unsecured Claims should consult their tax advisors as to the determination of the character of any gain or loss to them.

Accrued Interest

To the extent that any consideration received by U.S. Holders of Proven Affected Banro Unsecured Claims is attributable to accrued but unpaid interest (including OID, if any), such amount should be excluded from the U.S. Holder’s amount realized and should instead be taxed as ordinary income to the extent it has not yet been included in the U.S. Holder’s gross income for U.S. federal income tax purposes.

Market Discount

The “market discount” provisions of the Code may apply to U.S. Holders of Proven Affected Banro Unsecured Claims who receive a distribution from the Affected Banro Unsecured Pool pursuant to the Plan. In general, a Proven Affected Banro Unsecured Claim is a “market discount bond” for a U.S. Holder that acquired such Claim in the secondary market (or, in certain circumstances, upon original issuance) if its stated redemption price at maturity exceeds the adjusted tax basis of such Claim in the U.S. Holder’s hands immediately after its acquisition.

Under the market discount rules (subject to a de minimis exception), any gain recognized by a U.S. Holder on the disposition of debt instruments that it acquired with market discount should be treated as ordinary income to the extent of the market discount that accrued thereon while such debt instruments were considered to be held by the U.S. Holder (unless such U.S. Holder elected to include market discount in income as it accrued).

Special Rules for Certain Accrual Method Taxpayers

Under recently enacted legislation, certain U.S. Holders that use an accrual method of accounting for tax purposes generally will be required to include certain amounts in income no later than the time such amounts are reflected on certain financial statements, which may be earlier than would be the case under the rules described above. This rule generally will be effective for tax years beginning after December 31, 2017 or, for debt instruments issued with OID, for tax years beginning after December 31, 2018. U.S. Holders that use an accrual method of accounting should consult with their tax advisors regarding the potential applicability of this legislation to their particular situation.

Net Investment Income Tax

Certain U.S. Holders that are individuals, estates, or trusts are required to pay an additional 3.8% Medicare tax on “unearned” net investment income (i.e., income received from, among other things, the sale or other disposition of certain capital assets). Holders that are individuals, estates, or trusts should consult their tax advisors regarding the effect, if any, of this tax provision on their ownership and disposition of any consideration to be received under the Plan.

U.S. Information Reporting and Backup Withholding

Under U.S. federal income tax law and regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. Penalties for failure to file certain of these information returns are substantial. U.S. information reporting obligations (and related penalties for failure to file) are also been imposed on U.S. individuals that hold certain specified foreign financial assets with an aggregate value in excess of $50,000 at the end of the taxable year or $75,000 at any time during the taxable year. The thresholds are higher for individuals living outside of the United States and married couples filing jointly. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also may include the New Equity. U.S. Holders of the New Equity should consult with their own tax advisors regarding the requirements of filing U.S. information returns.

Dividends on the New Equity and proceeds from the sale or other disposition of New Equity that are paid in the United States or by a U.S.-related financial intermediary will be subject to U.S. information reporting rules, unless a U.S. Holder is a corporation or other exempt recipient. In addition, payments that are subject to information reporting may be subject to backup withholding (currently at a 24.0% rate) if a U.S. Holder fails to provide its taxpayer identification number, fails to certify that such number is correct, fails to certify that such U.S. Holder is not subject to backup withholding, or otherwise fails to comply with the applicable requirements of the backup withholding rules.

Backup withholding is not an additional tax but merely an advance payment, which may be refunded to the extent it results in an overpayment of tax and if the required information is timely furnished to the IRS. Certain persons are exempt from backup withholding, including, in certain circumstances, corporations and financial institutions.

OTHER BUSINESS

Banro is not aware of any matters intended to come before the Creditors’ Meetings other than those items of business set forth in the Notices of Meeting of Creditors and Sanction Motion accompanying this Circular. If any other matters properly come before the Creditors’ Meeting, it is the intention of the Persons named in the Proxy Form to vote in respect of those matters in accordance with their judgment.

ADDITIONAL INFORMATION

Financial information relating to the Company is provided in the Annual Financial Statements of Banro and Annual MD&A. Copies of this Circular, the Annual Financial Statements, the MD&A, the interim consolidated financial statements of Banro subsequent to the Annual Financial Statements and Banro’s management’s discussion and analysis relating to such interim financial statements, as well as additional information relating to the Company, are available on SEDAR at www.sedar.com. Copies of such documents may also be obtained without charge by writing to the Chief Financial Officer of the Company at Suite 7005, 1 First Canadian Place, 100 King Street West, Toronto, Ontario, M5X 1E3, Canada.

APPROVAL OF BOARD OF DIRECTORS

The contents and sending of this Circular and its distribution to Affected Creditors has been approved by the Board of Directors of Banro and the Court.

DATED at Toronto, Ontario, this 1st day of February, 2018.

APPENDIX “A”

AFFECTED SECURED CREDITORS’ RESOLUTION

BE IT RESOLVED THAT:

1.

The Consolidated Plan of Compromise and Reorganization of Banro Corporation, Banro Group (Barbados) Limited, Banro Congo (Barbados) Limited, Namoya (Barbados) Limited, Lugushwa (Barbados) Limited, Twangiza (Barbados) Limited and Kamituga (Barbados) Limited (the “Companies”) pursuant to the Companies’ Creditors Arrangement Act (Canada) dated January 25, 2018 (the “Plan”), which Plan has been presented to this meeting (as such Plan may be amended, restated, supplemented and/or modified as provided for in the Plan), be and it is hereby accepted, approved, agreed to and authorized; and

2.

any one director or officer of each of the Companies be and is hereby authorized and directed, for and on behalf of the Companies (whether under its respective corporate seal or otherwise), to execute and deliver, or cause to be executed and delivered, any and all documents and instruments and to take or cause to be taken such other actions as he or she may deem necessary or desirable to implement this resolution and the matters authorized hereby, including the transactions required by the Plan, such determination to be conclusively evidenced by the execution and delivery of such documents or other instruments or the taking of any such actions.

A-1

APPENDIX “B”

AFFECTED BANRO UNSECURED CREDITORS’ RESOLUTION

BE IT RESOLVED THAT:

1.

The Consolidated Plan of Compromise and Reorganization of Banro Corporation, Banro Group (Barbados) Limited, Banro Congo (Barbados) Limited, Namoya (Barbados) Limited, Lugushwa (Barbados) Limited, Twangiza (Barbados) Limited and Kamituga (Barbados) Limited (the “Companies”) pursuant to the Companies’ Creditors Arrangement Act (Canada) dated January 25, 2018 (the “Plan”), which Plan has been presented to this meeting (as such Plan may be amended, restated, supplemented and/or modified as provided for in the Plan), be and it is hereby accepted, approved, agreed to and authorized; and

2.

any one director or officer of each of the Companies be and is hereby authorized and directed, for and on behalf of the Companies (whether under its respective corporate seal or otherwise), to execute and deliver, or cause to be executed and delivered, any and all documents and instruments and to take or cause to be taken such other actions as he or she may deem necessary or desirable to implement this resolution and the matters authorized hereby, including the transactions required by the Plan, such determination to be conclusively evidenced by the execution and delivery of such documents or other instruments or the taking of any such actions.

B-1

Court File No. CV 17-589016-00CL

ONTARIO
SUPERIOR COURT OF JUSTICE
COMMERCIAL LIST

THE HONOURABLE	)	FRIDAY, THE 22nd
	)	
MR. JUSTICE HAINEY	)	DAY OF DECEMBER, 2017

(the "**Applicants**")

INITIAL ORDER

THIS APPLICATION, made by the Applicants, pursuant to the *Companies' Creditors Arrangement Act*, R.S.C. 1985, c. C-36, as amended (the "**CCAA**") was heard this day at 330 University Avenue, Toronto, Ontario.

ON READING the affidavit of Rory James Taylor sworn December 21, 2017 (the "**Taylor Affidavit**") and the Exhibits thereto, the affidavit of Geoffrey Farr sworn December 22, 2017 (the "**Farr Affidavit**"), and the pre-filing report dated December 22, 2017 (the "**Pre-Filing Report**") of FTI Consulting Canada Inc. ("**FTI**") in its capacity as the proposed monitor of the Applicants, and on being advised that the secured creditors who are likely to be affected by the charges created herein were given notice, and on hearing the submissions of counsel for the Applicants, FTI, Gramercy Funds Management LLC ("**Gramercy**") and Baiyin International Investment Ltd/Baiyin Nonferrous Group Company, Limited ("**Baiyin**"), no one appearing for any other party although duly served as appears from the affidavit of service of Benjamin Goodis sworn December 22, 2017 and on reading the consent of FTI to act as the Monitor,

SERVICE

1. THIS COURT ORDERS that the time for service of the Notice of Application and the Application Record is hereby abridged and validated so that this Application is properly returnable today and hereby dispenses with further service thereof.

APPLICATION

2. THIS COURT ORDERS AND DECLARES that the Applicants are each companies to which the CCAA applies.

PLAN OF ARRANGEMENT

3. THIS COURT ORDERS that each of the Applicants shall have the authority to file and may, subject to further order of this Court, file with this Court a plan of compromise or arrangement (hereinafter referred to as the "**Plan**").

POSSESSION OF PROPERTY AND OPERATIONS

4. THIS COURT ORDERS that the Applicants shall remain in possession and control of their current and future assets, undertakings and properties of every nature and kind whatsoever, and wherever situate including all proceeds thereof (the "**Property**"). Subject to further Order of this Court, each of the Applicants shall continue to carry on business in a manner consistent with the preservation of its business (the "**Business**") and Property. The Applicants are each authorized and empowered to continue to retain and employ the employees, consultants, agents, experts, accountants, counsel and such other persons (collectively "**Assistants**") currently retained or employed by such Applicant, with liberty, subject to the terms of the DIP Term Sheet (as defined below), the Definitive Documents (as defined below), to retain such further Assistants as such Applicant deems reasonably necessary or desirable in the ordinary course of business or for the carrying out of the terms of this Order.

5. THIS COURT ORDERS that the Applicants shall be entitled to continue to utilize the central cash management system currently in place as described in the Taylor Affidavit or, with the approval of the DIP Lender, replace it with another substantially similar central cash management system (the "**Cash Management System**") and that any present or future bank providing the Cash Management System shall not be under any obligation whatsoever to inquire into the propriety, validity or legality of any transfer, payment, collection or other action taken under the Cash Management System, or as to the use or application by the Applicants of funds transferred, paid, collected or otherwise dealt with in the Cash Management System, shall be entitled to provide the Cash Management System without any liability in respect thereof to any Person (as hereinafter defined) other than the Applicants, pursuant to the terms of the documentation applicable to the Cash Management System, and shall be, in its capacity as provider of the Cash Management System, an unaffected creditor under the Plan with regard to any claims or expenses it may suffer or incur in connection with the provision of the Cash Management System.

6. THIS COURT ORDERS that, subject to the terms of the DIP Term Sheet and the Definitive Documents, each of the Applicants shall be entitled but not required to pay the following expenses whether incurred prior to or after this Order:

(a) all outstanding and future wages, salaries, employee and pension benefits, vacation pay and expenses payable on or after the date of this Order, in each case incurred in the ordinary course of business and consistent with existing compensation policies and arrangements (but not including termination or severance pay); and

(b) the fees and disbursements of any Assistants retained or employed by such Applicant in respect of these proceedings, at their standard rates and charges.

7. THIS COURT ORDERS that, except as otherwise provided to the contrary herein and subject to the terms of the DIP Term Sheet and the Definitive Documents, each of the Applicants shall be entitled but not required to pay all reasonable expenses incurred by such Applicant in carrying on the Business in the ordinary course after this Order, and in carrying out the provisions of this Order and any other Order of this Court, which expenses shall include, without limitation:

(a) all expenses and capital expenditures reasonably necessary for the preservation of the Property or the Business including, without limitation, payments on account of insurance (including directors' and officers' insurance), maintenance and security services and payments to subsidiaries; and

(b) payment for goods or services actually supplied to such Applicant following the date of this Order.

8. THIS COURT ORDERS that each of the Applicants shall remit, in accordance with legal requirements, or pay:

(a) any statutory deemed trust amounts in favour of the Crown in right of Canada or of any Province thereof or any other taxation authority which are required to be deducted from employees' wages, including, without limitation, amounts in respect of (i) employment insurance, (ii) Canada Pension Plan, and (iii) income taxes;

(b) all goods and services taxes, harmonized sales taxes or other applicable sales taxes (collectively, "**Sales Taxes**") required to be remitted by such Applicant in connection with the sale of goods and services by such Applicant, but only where such Sales Taxes are accrued or collected after the date of this Order, or where such Sales Taxes were accrued or collected prior to the date of this Order but not required to be remitted until on or after the date of this Order, and

(c) any amount payable to the Crown in right of Canada or of any Province thereof or any political subdivision thereof or any other taxation authority in respect of municipal realty, municipal business or other taxes, assessments or levies of any nature or kind which are entitled at law to be paid in priority to claims of secured creditors and which are attributable to or in respect of the carrying on of the Business by such Applicant.

9. THIS COURT ORDERS that until a real property lease is disclaimed in accordance with the CCAA, each of the Applicants shall pay all amounts constituting rent or payable as rent under real property leases (including, for greater certainty, common area maintenance charges, utilities and realty taxes and any other amounts payable to the landlord under the lease) or as otherwise may be negotiated between such Applicant and the landlord from time to time ("**Rent**"), for the period commencing from and including the date of this Order, twice-monthly in equal payments on the first and fifteenth day of each month, in advance (but not in arrears). On the date of the first of such payments, any Rent relating to the period commencing from and including the date of this Order shall also be paid.

10. THIS COURT ORDERS that, except as specifically permitted herein, in the DIP Term Sheet, or in the Definitive Documents, each of the Applicants are hereby directed, until further Order of this Court: (a) to make no payments of principal, interest thereon or otherwise on account of amounts owing by such Applicant to any of its creditors as of this date; (b) to grant no security interests, trust, liens, charges or encumbrances upon or in respect of any of its Property; and (c) to not grant credit or incur liabilities except in the ordinary course of the Business.

RESTRUCTURING

11. THIS COURT ORDERS that each of the Applicants shall, subject to such requirements as are imposed by the CCAA and such covenants as may be contained in the DIP Term Sheet, the Definitive Documents, have the right to:

(a) permanently or temporarily cease, downsize or shut down any of its business or operations, and to dispose of redundant or non-material assets not exceeding $100,000 in any one transaction or $1,000,000 in the aggregate;

(b) terminate the employment of such of its employees or temporarily lay off such of their employees as such Applicant deems appropriate; and

(c) pursue all avenues of refinancing, restructuring, selling and reorganizing the Business or Property, in whole or part, subject to prior approval of this Court being obtained before any material refinancing, sale or reorganization, all of the foregoing to permit each of the Applicants to proceed with an orderly restructuring of the Applicants and/or the Business (the "**Restructuring**").

12. THIS COURT ORDERS that each of the Applicants shall provide each of the relevant landlords with notice of such Applicant's intention to remove any fixtures from any leased premises at least seven (7) days prior to the date of the intended removal. The relevant landlord shall be entitled to have a representative present in the leased premises to observe such removal and, if the landlord disputes such Applicant's entitlement to remove any such fixture under the provisions of the lease, such fixture shall remain on the premises and shall be dealt with as agreed between any applicable secured creditors, such landlord and such Applicant, or by further Order of this Court upon application by the Applicants on at least two (2) days notice to such landlord and any such secured creditors. If the applicable Applicant disclaims the lease governing such leased premises in accordance with Section 32 of the CCAA, it shall not be required to pay Rent under such lease pending resolution of any such dispute (other than Rent payable for the notice period provided for in Section 32(5) of the CCAA), and the disclaimer of the lease shall be without prejudice to such Applicant's claim to the fixtures in dispute.

13. THIS COURT ORDERS that if a notice of disclaimer is delivered pursuant to Section 32 of the CCAA by either of the Applicants, then (a) during the notice period prior to the effective time of the disclaimer, the landlord may show the affected leased premises to prospective tenants during normal business hours, on giving the such Applicant and the Monitor 24 hours' prior written notice, and (b) at the effective time of the disclaimer, the relevant landlord shall be entitled to take possession of any such leased premises without waiver of or prejudice to any claims or rights such landlord may have against such Applicant in respect of such lease or leased premises, provided that nothing herein shall relieve such landlord of its obligation to mitigate any damages claimed in connection therewith.

SUPPORT AGREEMENT

14. THIS COURT ORDERS that each of the Applicants is authorized and empowered to take all steps and actions in respect of, and to comply with all of its obligations pursuant to, the Support Agreement among the Applicants, Gramercy, Baiyin and each of the other parties thereto dated December 22, 2017 (the "**Support Agreement**"), and that nothing in this Order shall be construed as waiving or modifying any of the rights, commitments or obligations of any of the Applicants under the Support Agreement, provided that nothing in this paragraph shall constitute approval of the Restructuring Term Sheet or the SISP as those terms are defined in the Support Agreement.

NO PROCEEDINGS AGAINST THE APPLICANTS, THE BUSINESS OR THE PROPERTY

15. THIS COURT ORDERS that until and including January 19, 2018, or such later date as this Court may order (the "**Stay Period**"), no proceeding or enforcement process in any court or tribunal (each, a "**Proceeding**") shall be commenced or continued against or in respect of either of the Applicants or the Monitor, or affecting the Business or the Property, except with the written consent of the Applicants and the Monitor, or with leave of this Court, and any and all Proceedings currently under way against or in respect of either of the Applicants or affecting the Business or the Property are hereby stayed and suspended pending further Order of this Court.

16. THIS COURT ORDERS that, during the Stay Period, no Proceeding shall be commenced or continued against or in respect of the direct or indirect subsidiaries of the Applicants listed in Schedule "A" hereto (the "**Non-Applicant Subsidiaries**"), or affecting their respective current and future business (the "**Subsidiary Businesses**") or assets, undertakings and property wherever situate (the "**Subsidiary Property**"), except with the written consent of the Applicants and the Monitor, or with leave of this Court, and any and all Proceedings currently under way against or in respect of any of the Non-Applicant Subsidiaries or affecting the Subsidiary Businesses or the Subsidiary Property are hereby stayed and suspended pending further Order of this Court.

NO EXERCISE OF RIGHTS OR REMEDIES

17. THIS COURT ORDERS that during the Stay Period, all rights and remedies of any individual, firm, corporation, partnership, governmental body or agency, or any other entities (all of the foregoing, collectively being "**Persons**" and each being a "**Person**") against or in respect of either of the Applicants or the Monitor, or affecting the Business or the Property, are hereby stayed and suspended, except with the written consent of the Applicants and the Monitor, or leave of this Court, provided that nothing in this Order shall (i) empower either of the Applicants to carry on any business which such Applicant is not lawfully entitled to carry on, (ii) affect such investigations, actions, suits or proceedings by a regulatory body as are permitted by Section 11.1 of the CCAA, (iii) prevent the filing of any registration to preserve or perfect a security interest, or (iv) prevent the registration of a claim for lien.

18. THIS COURT ORDERS that during the Stay Period, all rights and remedies of any Persons against or in respect of any of the Non-Applicant Subsidiaries, or affecting the Subsidiary Businesses or the Subsidiary Property, are hereby stayed and suspended, except with the written consent of the Applicants and the Monitor, or leave of this Court, provided that nothing in this Order shall (i) empower any of the Non-Applicant Subsidiaries to carry on any business which such Non-Applicant Subsidiary is not lawfully entitled to carry on, (ii) affect such investigations, actions, suits or proceedings by a regulatory body as are permitted by Section 11.1 of the CCAA, (iii) prevent the filing of any registration to preserve or perfect a security interest, or (iv) prevent the registration of a claim for lien.

NO INTERFERENCE WITH RIGHTS

19. THIS COURT ORDERS that during the Stay Period, no Person shall discontinue, fail to honour, alter, interfere with, repudiate, terminate or cease to perform any right, renewal right, contract, agreement, licence or permit in favour of or held by either of the Applicants or any Non-Applicant Subsidiary, except (i) with the written consent of the Applicants, the Monitor and the DIP Lender, (ii) termination of the Support Agreement in accordance with the terms thereof, or (iii) with leave of this Court. Without limiting the foregoing, no contract, agreement, licence or permit in favour of the relevant Applicant or Non-Applicant Subsidiary shall be or shall be deemed to be suspended, waived, and/or terminated as a result of this Order.

CONTINUATION OF SERVICES

20. THIS COURT ORDERS that during the Stay Period, all Persons having oral or written agreements with either of the Applicants or any Non-Applicant Subsidiary or statutory or regulatory mandates for the supply of goods and/or services, including without limitation all computer software, communication and other data services, centralized banking services, payroll services, insurance, transportation services, utility or other services to the Business or either of the Applicants or any Non-Applicant Subsidiary, are hereby restrained until further Order of this Court from discontinuing, altering, interfering with or terminating the supply of such goods or services as may be required by such Applicant or Non-Applicant Subsidiary and that such Applicant or Non-Applicant Subsidiary shall be entitled to the continued use of their current premises, telephone numbers, facsimile numbers, internet addresses and domain names, provided in each case that the normal prices or charges for all such goods or services received after the date of this Order are paid by such Applicant or Non-Applicant Subsidiary in accordance with normal payment practices of such Applicant or Non-Applicant Subsidiary or such other practices as may be agreed upon by the supplier or service provider, such Applicant or Non-Applicant Subsidiary and the Monitor, or as may be ordered by this Court.

NON-DEROGATION OF RIGHTS

21. THIS COURT ORDERS that, notwithstanding anything else in this Order, no Person shall be prohibited from requiring immediate payment for goods, services, use of lease or licensed property or other valuable consideration provided on or after the date of this Order, nor shall any Person be under any obligation on or after the date of this Order to advance or re-advance any monies or otherwise extend any credit to either of the Applicants. Nothing in this Order shall derogate from the rights conferred and obligations imposed by the CCAA.

PROCEEDINGS AGAINST DIRECTORS AND OFFICERS

22. THIS COURT ORDERS that during the Stay Period, and except as permitted by subsection 11.03(2) of the CCAA, no Proceeding may be commenced or continued against any of the former, current or future directors or officers of either of the Applicants or any Non-Applicant Subsidiary with respect to any claim against the directors or officers that arose before the date hereof and that relates to any obligations of either of the Applicants or any Non-Applicant Subsidiary whereby the directors or officers are alleged under any law to be liable in their capacity as directors or officers of either of the Applicants or any Non-Applicant Subsidiary for the payment or performance of such obligations, until a compromise or arrangement in respect of the Applicants, if one is filed, is sanctioned by this Court or is refused by the creditors of the Applicants or this Court.

DIRECTORS' AND OFFICERS' INDEMNIFICATION AND CHARGE

23. THIS COURT ORDERS that the Applicants shall indemnify their directors and officers against obligations and liabilities that they may incur as directors or officers of the Applicants after the commencement of the within proceedings, except to the extent that, with respect to any officer or director, the obligation or liability was incurred as a result of the director's or officer's gross negligence or wilful misconduct.

24. THIS COURT ORDERS that the directors and officers of the Applicants shall be entitled to the benefit of and are hereby granted a charge on the Property, which charge shall not exceed an aggregate amount of USD$3,200,000 (the "**Directors' Charge**"), as security for the indemnity provided in paragraph 22 of this Order. The Directors' Charge shall have the priority set out in paragraphs 41 and 43 herein.

25. THIS COURT ORDERS that, notwithstanding any language in any applicable insurance policy to the contrary, (a) no insurer shall be entitled to be subrogated to or claim the benefit of the Directors' Charge, and (b) the Applicants' directors and officers shall only be entitled to the benefit of the Directors' Charge to the extent that they do not have coverage under any directors' and officers' insurance policy, or to the extent that such coverage is insufficient to pay amounts indemnified in accordance with paragraph 24 of this Order.

APPOINTMENT OF MONITOR

26. THIS COURT ORDERS that FTI is hereby appointed pursuant to the CCAA as the Monitor, an officer of this Court, to monitor the business and financial affairs of the Applicants with the powers and obligations set out in the CCAA or set forth herein and that each of the Applicants and their shareholders, officers, directors, and Assistants shall advise the Monitor of all material steps taken by such Applicant pursuant to this Order, and shall co-operate fully with the Monitor in the exercise of its powers and discharge of its obligations and provide the Monitor with the assistance that is necessary to enable the Monitor to adequately carry out the Monitor's functions.

27. THIS COURT ORDERS that the Monitor, in addition to its prescribed rights and obligations under the CCAA, is hereby directed and empowered to:

(a) monitor each of the Applicants' receipts and disbursements;

(b) report to this Court at such times and intervals as the Monitor may deem appropriate with respect to matters relating to the Property, the Business, and such other matters as may be relevant to the proceedings herein;

(c) assist each of the Applicants, to the extent required by such Applicant, in their dissemination, to the DIP Lender and its counsel on a periodic basis of financial and other information as agreed to between the Applicants and the DIP Lender which may be used in these proceedings including reporting on a basis to be agreed with the DIP Lender;

(d) advise the Applicants in their preparation of the Applicants' cash flow statements and any reporting required by the DIP Lender pursuant to the Definitive Documents (as defined below), which information shall be reviewed with the Monitor and delivered to the DIP Lender and its counsel on a periodic basis, pursuant to and in accordance with the Definitive Documents;

(e) advise the Applicants in their development of the Plan and any amendments to the Plan;

(f) assist each of the Applicants, to the extent required by such Applicant, with the holding and administering of creditors' or shareholders' meetings for voting on the Plan;

(g) have full and complete access to the Property, including the premises, books, records, data, including data in electronic form, and other financial documents of each of the Applicants, to the extent that is necessary to adequately assess such Applicant's business and financial affairs or to perform its duties arising under this Order;

(h) be at liberty to engage independent legal counsel or such other persons as the Monitor deems necessary or advisable respecting the exercise of its powers and performance of its obligations under this Order; and

(i) perform such other duties as are required by this Order or by this Court from time to time.

28. THIS COURT ORDERS that the Monitor shall not take possession of the Property and shall take no part whatsoever in the management or supervision of the management of the Business and shall not, by fulfilling its obligations hereunder, be deemed to have taken or maintained possession or control of the Business or Property, or any part thereof.

29. THIS COURT ORDERS that nothing herein contained shall require the Monitor to occupy or to take control, care, charge, possession or management (separately and/or collectively, "**Possession**") of any of the Property that might be environmentally contaminated, might be a pollutant or a contaminant, or might cause or contribute to a spill, discharge, release or deposit of a substance contrary to any federal, provincial or other law respecting the protection, conservation, enhancement, remediation or rehabilitation of the environment or relating to the disposal of waste or other contamination including, without limitation, the *Canadian Environmental Protection Act*, the Ontario *Environmental Protection Act*, the *Ontario Water Resources Act*, or the Ontario *Occupational Health and Safety Act* and regulations thereunder (the "**Environmental Legislation**"), provided however that nothing herein shall exempt the Monitor from any duty to report or make disclosure imposed by applicable Environmental Legislation. The Monitor shall not, as a result of this Order or anything done in pursuance of the Monitor's duties and powers under this Order, be deemed to be in Possession of any of the Property within the meaning of any Environmental Legislation, unless it is actually in possession.

30. THIS COURT ORDERS that that the Monitor shall provide any creditor of an Applicant and the DIP Lender with information provided by either of the Applicants in response to reasonable requests for information made in writing by such creditor addressed to the Monitor. The Monitor shall not have any responsibility or liability with respect to the information disseminated by it pursuant to this paragraph. In the case of information that the Monitor has been advised by either of the Applicants is confidential, the Monitor shall not provide such information to creditors unless otherwise directed by this Court or on such terms as the Monitor and such Applicant may agree.

31. THIS COURT ORDERS that, in addition to the rights and protections afforded the Monitor under the CCAA or as an officer of this Court, the Monitor shall incur no liability or obligation as a result of its appointment or the carrying out of the provisions of this Order, save and except for any gross negligence or wilful misconduct on its part. Nothing in this Order shall derogate from the protections afforded the Monitor by the CCAA or any applicable legislation.

32. THIS COURT ORDERS that the Monitor, counsel to the Monitor and counsel to the Applicants shall be paid their reasonable fees and disbursements incurred prior to or following the date hereof, in each case at their standard rates and charges, by the Applicants as part of the costs of these proceedings. The Applicants are hereby authorized and directed to pay the accounts of the Monitor, counsel for the Monitor and counsel for the Applicants on a weekly basis.

33. THIS COURT ORDERS that the Monitor and its legal counsel shall pass their accounts from time to time, and for this purpose the accounts of the Monitor and its legal counsel are hereby referred to a judge of the Commercial List of the Ontario Superior Court of Justice.

34. THIS COURT ORDERS that the Monitor, counsel to the Monitor, and the Applicants' counsel shall be entitled to the benefit of and are hereby granted a charge (the "**Administration Charge**") on the Property, which charge shall not exceed the amount of $1,500,000, as security for their professional fees and disbursements incurred at their respective standard rates and charges of the Monitor and such counsel, both before and after the making of this Order in respect of these proceedings. The Administration Charge shall have the priority set out in paragraphs 41 and 43 hereof.

DIP FINANCING

35. THIS COURT ORDERS that the Applicants are hereby authorized and empowered to obtain and borrow or guarantee, as applicable, under a credit facility from certain funds and accounts managed or advised by Gramercy Funds Management and Baiyin International Limited and affiliates thereof within the direct or indirect control of Baiyin Nonferrous Group Company, Limited (in such capacities, collectively, the "**DIP Lender**") in order to finance, in accordance with the DIP Term Sheet and the Definitive Documents, the Applicants' working capital requirements, restructuring costs, and other general corporate purposes and capital expenditures, provided that borrowings under such credit facility shall not exceed $20,000,000 unless permitted by further Order of this Court.

36. THIS COURT ORDERS THAT such credit facility shall be on the terms and subject to the conditions set forth in the Interim Financing Term Sheet between the Applicants and the DIP Lender dated as of December 22, 2017 (the "**DIP Term Sheet**") appended as Exhibit N to the Taylor Affidavit, and the other Definitive Documents.

37. THIS COURT ORDERS that the Applicants are hereby authorized and empowered to execute and deliver such credit agreements, mortgages, charges, hypothecs and security documents, guarantees and other definitive documents (collectively, and including any schedules (as amended and updated from time to time) thereto, the "**Definitive Documents**"), as are contemplated by the DIP Term Sheet or as may be reasonably required by the DIP Lender pursuant to the terms thereof, and the Applicants are hereby authorized and directed to pay and perform all of their indebtedness, interest, fees, liabilities and obligations to the DIP Lender under and pursuant to the DIP Term Sheet and the Definitive Documents as and when the same become due and are to be performed, notwithstanding any other provision of this Order.

38. THIS COURT ORDERS that the DIP Lender shall be entitled to the benefit of and is hereby granted a charge (the "**DIP Lender's Charge**") on the Property, which DIP Lender's Charge shall not secure an obligation that exists before this Order is made. The DIP Lender's Charge shall have the priority set out in paragraphs 41 and 43 hereof.

39. THIS COURT ORDERS that, notwithstanding any other provision of this Order:

(a) the DIP Lender may take such steps from time to time as it may deem necessary or appropriate to file, register, record or perfect the DIP Lender's Charge or any of the Definitive Documents;

(b) upon the occurrence of an event of default under the DIP Term Sheet or the Definitive Documents, or the DIP Lender's Charge, the DIP Lender may, subject to the provisions of the DIP Term Sheet and the Definitive Documents with respect to the giving of notice or otherwise, and in accordance with the DIP Term Sheet and the other related Definitive Documents and the DIP Lender's Charge, cease making advances to the Applicants and make demand, accelerate payment and give other notices; provided that the DIP Lender must apply to this Court on three (3) days written notice (which may include the service of materials in connection with such an application to this Court) to the Applicants and the Monitor, to enforce against or exercise any other rights and remedies against the Applicants or the Property (including to set off and/or consolidate any amounts owing by the DIP Lender to the Applicants against the obligations of the Applicants to the DIP Lender under or pursuant to the DIP Term Sheet, Definitive Documents and the DIP Lender's Charge)

to appoint a receiver, receiver and manager or interim receiver, or for a bankruptcy order against the Applicants and for the appointment of a trustee in bankruptcy of the Applicants; and

(c) the foregoing rights and remedies of the DIP Lender shall be enforceable against any trustee in bankruptcy, interim receiver, receiver or receiver and manager of the Applicants or the Property.

40. THIS COURT ORDERS AND DECLARES that, unless otherwise agreed in writing by the DIP Lender, the DIP Lender shall be treated as unaffected in any plan of arrangement or compromise filed by the Applicants under the CCAA, or any proposal filed by the Applicants under the *Bankruptcy and Insolvency Act* of Canada (the "BIA"), with respect to any advances made under the DIP Term Sheet or the Definitive Documents.

VALIDITY AND PRIORITY OF CHARGES CREATED BY THIS ORDER

41. THIS COURT ORDERS that the priorities of the Directors' Charge, the Administration Charge and the DIP Lender's Charge (the "**Charges**"), as among them, shall be as follows:

First – Administration Charge (to the maximum amount of $1,500,000);

Second – DIP Lender's Charge; and

Third – Directors' Charge (to the maximum amount of USD$3,200,000).

42. THIS COURT ORDERS that the filing, registration or perfection of the Charges shall not be required, and that the Charges shall be valid and enforceable for all purposes, including as against any right, title or interest filed, registered, recorded or perfected subsequent to the Charges coming into existence, notwithstanding any such failure to file, register, record or perfect.

43. THIS COURT ORDERS that each of the Charges shall constitute a charge on the Property and such Charges shall rank in priority to all other security interests, trusts, liens, charges and encumbrances, claims of secured creditors, statutory or otherwise (collectively, "**Encumbrances**") in favour of any Person, except for Encumbrances the holders of which did not receive notice of the application for this order. The Applicants and the beneficiaries of the

Charges are hereby granted leave to bring a motion at the Comeback Date (as defined below) to have the Charges rank ahead of all such Encumbrances, on notice to the holders thereof.

44. THIS COURT ORDERS that except as otherwise expressly provided for herein, or as may be approved by this Court, neither of the Applicants shall grant any Encumbrances over any Property that rank in priority to, or *pari passu* with, any of the Charges, unless the Applicants also obtain the prior written consent of the Monitor, the DIP Lender and the beneficiaries of the Charges (as applicable), or further Order of this Court.

45. THIS COURT ORDERS that the Charges, the DIP Term Sheet and the Definitive Documents shall not be rendered invalid or unenforceable and the rights and remedies of the chargees entitled to the benefit of the Charges (collectively, the "**Chargees**") and/or the DIP Lender thereunder shall not otherwise be limited or impaired in any way by (a) the pendency of these proceedings and the declarations of insolvency made herein; (b) any application(s) for bankruptcy order(s) issued pursuant to BIA, or any bankruptcy order made pursuant to such applications; (c) the filing of any assignments for the general benefit of creditors made pursuant to the BIA; (d) the provisions of any federal or provincial statutes; or (e) any negative covenants, prohibitions or other similar provisions with respect to borrowings, incurring debt or the creation of Encumbrances, contained in any existing loan documents, lease, sublease, offer to lease or other agreement (collectively, an "**Agreement**") which binds either of the Applicants, and notwithstanding any provision to the contrary in any Agreement:

(a) neither the creation of the Charges nor the execution, delivery, perfection, registration or performance of the DIP Term Sheet or the Definitive Documents shall create or be deemed to constitute a breach by either of the Applicants of any Agreement to which such Applicant is a party;

(b) none of the Chargees shall have any liability to any Person whatsoever as a result of any breach of any Agreement caused by or resulting from either of the Applicants entering into the DIP Term Sheet, the creation of the Charges, or the execution, delivery or performance of the Definitive Documents; and

(c) the payments made by either of the Applicants pursuant to this Order, the DIP Term Sheet or the Definitive Documents, and the granting of the Charges, do not and will not constitute preferences, fraudulent conveyances, transfers at undervalue, oppressive conduct, or other challengeable or voidable transactions under any applicable law.

46. THIS COURT ORDERS that any Charge created by this Order over leases of real property in Canada shall only be a Charge in the applicable Applicant's interest in such real property leases.

SERVICE AND NOTICE

47. THIS COURT ORDERS that the Monitor shall (i) without delay, publish in *The Globe and Mail* (National Edition) in Canada and *Nation News* in Barbados a notice containing the information prescribed under the CCAA, (ii) within five days after the date of this Order, (A) make this Order publicly available in the manner prescribed under the CCAA, (B) send, in the prescribed manner, a notice to every known creditor who has a claim against either of the Applicants of more than $1,000 (other than creditors who are natural persons), and (C) prepare a list showing the names and addresses of those creditors (other than creditors who are natural persons) and the estimated amounts of those claims, and make it publicly available in the prescribed manner, all in accordance with Section 23(1)(a) of the CCAA and the regulations made thereunder.

48. THIS COURT ORDERS that the E-Service Protocol of the Commercial List (the "**Protocol**") is approved and adopted by reference herein and, in this proceeding, the service of documents made in accordance with the Protocol (which can be found on the Commercial List website at http://www.ontariocourts.ca/scj/practice/practice-directions/toronto/e-service-protocol/) shall be valid and effective service. Subject to Rule 17.05 this Order shall constitute an order for substituted service pursuant to Rule 16.04 of the Rules of Civil Procedure. Subject to Rule 3.01(d) of the Rules of Civil Procedure and paragraph 21 of the Protocol, service of documents in accordance with the Protocol will be effective on transmission. This Court further orders that a Case Website (the "**Case Website**") shall be established in accordance with the Protocol with the following URL: http://cfcanada/fticonsulting.com/banro.

49. THIS COURT ORDERS that if the service or distribution of documents in accordance with the Protocol is not practicable, the Applicants and the Monitor are at liberty to serve or distribute this Order, any other materials and orders in these proceedings, any notices or other correspondence, by forwarding true copies thereof by prepaid ordinary mail, courier, personal delivery or facsimile transmission to the Applicants' creditors or other interested parties at their respective addresses as last shown on the records of the Applicants and that any such service or distribution by courier, personal delivery or facsimile transmission shall be deemed to be received on the next business day following the date of forwarding thereof, or if sent by ordinary mail, on the third business day after mailing.

50. THIS COURT ORDERS that the Applicants, the Monitor and their counsel are at liberty to serve or distribute this Order, any other materials and orders as may be reasonably required in these proceedings, including any notices, or other correspondence, by forwarding true copies thereof by electronic message to any of the Applicants' creditors or other interested parties and their advisors. For greater certainty, any such distribution or service shall be deemed to be in satisfaction of a legal or juridical obligation and notice requirements within the meaning of clause 3(c) of the Electronic Commerce Protection Regulation, Reg. 81000-2-175(SOR/DORS).

51. THIS COURT ORDERS that the Monitor shall create, maintain and update as necessary a list of all Persons appearing in person or by counsel in this proceeding (the "**Service List**"). The Monitor shall post the Service List, as may be updated from time to time, on the Case Website as part of the public materials to be recorded thereon in relation to this proceeding. Notwithstanding the foregoing, the Monitor shall have no liability in respect of the accuracy of or the timeliness of making any changes to the Service List.

COMEBACK DATE

52. THIS COURT ORDERS that the comeback motion shall be heard on January 19, 2018 (the "**Comeback Date**").

GENERAL

53. THIS COURT ORDERS that, except with respect to any motion to be heard on the Comeback Date, and subject to further Order of this Court in respect of urgent motions, any interested party wishing to object to the relief sought in a motion brought in these proceedings (provided such motion is brought on at least five (5) days' notice) shall, subject to further Order of this Court, provide the Service List with responding motion materials or a written notice

(including by e-mail) stating its objection to the motion and the grounds for such objection no later than 5:00 p.m. (Toronto time) on the date that is three (3) days prior to the date such motion is returnable (the "**Objection Deadline**"). The Monitor shall have the ability to extend the Objection Deadline after consulting with the Applicants.

54. THIS COURT ORDERS that following the expiry of the Objection Deadline, counsel to the Monitor or counsel to the Applicant shall inform the Court, including by way of a 9:30 a.m. appointment, of the absence of the status of any objections to the motion and the judge having carriage of the motion may determine whether the motion should proceed at a 9:30 a.m. chambers appointment or otherwise on consent, or whether a hearing will be held in the ordinary course on the date specified in the notice of motion.

55. THIS COURT ORDERS that any interested party (other than the Applicants and the Monitor) that wishes to amend or vary this Order shall bring a motion before this Court on the Comeback Date and any such interested party shall give seven (7) days' notice to the Service List and any other party or parties likely to be affected by the relief sought by such party in advance of the Comeback Date, provided that the DIP Lender shall be entitled to rely on this Order as issued and entered and on the DIP Lender's Charge, up and to the date this Order may be varied or stayed.

56. THIS COURT ORDERS that the Applicants or the Monitor, as the case may be, may from time to time apply to this Court for advice and directions in the discharge of their powers and duties hereunder.

57. THIS COURT ORDERS that nothing in this Order shall prevent the Monitor from acting as an interim receiver, a receiver, a receiver and manager, or a trustee in bankruptcy of either of the Applicants, the Business or the Property.

58. THIS COURT HEREBY REQUESTS the aid and recognition of any court, tribunal, regulatory or administrative body having jurisdiction in Canada or in the United States, to give effect to this Order and to assist either of the Applicants, the Monitor and their respective agents in carrying out the terms of this Order. All courts, tribunals, regulatory and administrative bodies are hereby respectfully requested to make such orders and to provide such assistance to either of the Applicants or to the Monitor, as an officer of this Court, as may be necessary or desirable to give effect to this Order, to grant representative status to the Applicants or the Monitor in any foreign proceeding, or to assist either of the Applicants or the Monitor and their respective agents in carrying out the terms of this Order.

59. THIS COURT ORDERS that each of the Applicants and the Monitor be at liberty and are hereby authorized and empowered to apply to any court, tribunal, regulatory or administrative body, wherever located, for the recognition of this Order and for assistance in carrying out the terms of this Order, and that either of the Applicants or the Monitor is authorized and empowered to act as a representative in respect of the within proceedings for the purpose of having these proceedings recognized in a jurisdiction outside Canada.

60. **THIS** COURT ORDERS that this Order and all of its provisions are effective as of 12:01 a.m. Eastern Standard/Daylight Time on the date of this Order.

Hainey J.

ENTERED AT / INSCRIT A TORONTO
ON / BOOK NO:
LE / DANS LE REGISTRE NO:

DEC 2 2 2017

PER / PAR: μl

SCHEDULE "A"
Non-Applicant Subsidiaries

1. Bango Congo Mining S.A.;
2. Namoya Mining S.A.;
3. Lugushwa Mining S.A.;
4. Twangiza Mining S.A.; and
5. Kamituga Mining S.A.

1

Court File No. CV-17-1589016-00CL

ONTARIO
SUPERIOR COURT OF JUSTICE
(COMMERCIAL LIST)

THE HONOURABLE MR.	)	THURSDAY, THE 1st
	)	
JUSTICE HAINEY	)	DAY OF FEBRUARY, 2018

SUPERIOR COURT OF JUSTICE COUR SUPÉRIEURE DE JUSTICE

(the "**Applicants**")

MEETING ORDER

THIS MOTION, made by the Applicants pursuant to the *Companies' Creditors Arrangement Act*, R.S.C. 1985, c. c-36, as amended (the "**CCAA**"), for an order, *inter alia*, (a) if necessary, abridging the time for service of the Notice of Motion and the Motion Record and validating service thereof; (b) accepting the filing of a Consolidated Plan of Compromise and Reorganization (the "**Plan**") pursuant to the CCAA and the *Canada Business Corporations Act*, R.S.C. 1985, c. C-44 filed by the Applicants dated January 25, 2018 and attached hereto at Schedule "**A**"; (c) authorizing the Applicants to establish two classes of Affected Creditors, the Affected Secured Creditors and the Affected Banro Unsecured Creditors (each as defined below) for the purpose of considering and voting on the Plan, (d) authorizing the Applicants to call, hold and conduct a meeting of the Affected Secured Creditors and a meeting of the Affected Banro Unsecured Creditors (together, the "**Creditors' Meetings**") to consider and vote on a resolution to approve the Plan; (e) approving the procedures to be followed with respect to the calling and conduct of the Creditors' Meetings; (f) setting the date for the hearing of the Applicant's motion seeking an order to sanction the Plan (the "**Sanction Order**"), and (g)

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approving the second report of the FTI Consulting Canada Inc. in its capacity as court appointed monitor ("**Monitor**") dated January 29, 2018 (the "**Second Report**") and the activities as set out therein, was heard this day at 330 University Avenue, Toronto, Ontario.

ON READING the within Notice of Motion, the Affidavit of Rory James Taylor sworn on January 25, 2018 including the exhibits thereto (the "**Taylor Affidavit**"), the affidavit of Sophie Moher sworn January 31, 2018 (the "**Moher Affidavit**") the Second Report, and upon hearing the submissions of counsel for the Applicants and the Monitor, and such other counsel as were present, no one else appearing although duly served as appears from the affidavits of service of Sophie Moher, sworn January 25, 2018 and January 31, 2018,

SERVICE

1. **THIS COURT ORDERS** that the time and method for service of the Notice of Motion and the Motion Record herein is hereby validated so that this Motion is properly returnable today and that service thereof upon any interested party other than the persons served with the Motion Record is hereby dispensed with.

2. **THIS COURT ORDERS** that any capitalized terms not otherwise defined in this Meeting Order shall have the meanings ascribed to them in the Plan.

PLAN OF COMPROMISE AND REORGANIZATION

3. **THIS COURT ORDERS** that the Plan is hereby accepted for filing, and the Applicants are hereby authorized to seek approval of the Plan from the Affected Creditors in the manner set forth herein.

4. **THIS COURT ORDERS** that the Applicants, subject to the provisions of the Plan, be and are hereby authorized to make and to file a modification or restatement of, or amendment or supplement to, the Plan (each a "**Plan Modification**") prior to or at the Creditors' Meetings, in

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which case any such Plan Modification shall, for all purposes, be and be deemed to form part of and be incorporated into the Plan.

5. **THIS COURT ORDERS** that notice of such a Plan Modification shall be sufficient at or before the Creditors' Meetings if, prior to or at the Creditors' Meetings: (a) the Chair (as defined in this Meeting Order) communicates the details of the Plan Modification to Affected Creditors and other Persons present at the Creditors' Meetings prior to any vote being taken at either of the Creditors' Meetings; (b) the Applicants provide notice to the service list as amended from time to time (the "**Service List**") of any such Plan Modification and file a copy thereof with the Court forthwith and in any event prior to the Court hearing the motion seeking the Sanction Order (the "**Sanction Motion**"); and (c) the Monitor posts an electronic copy of the Plan Modification on the Monitor's website, http://cfcanada.fticonsulting.com/banro/ (the "**Website**") forthwith and in any event prior to the Court hearing the Sanction Motion.

6. **THIS COURT ORDERS** that after the Creditors' Meetings (and both prior to and subsequent to the obtaining of any Sanction Order), the Applicants may at any time and from time to time, subject to the provisions of the Plan, effect a Plan Modification: (a) pursuant to an Order of the Court, or (b) without further Court Order, where such Plan Modification concerns a matter which, in the opinion of the Applicants and the Monitor, is of an administrative nature required to better give effect to the implementation of the Plan or the Sanction Order or to cure any errors, omissions or ambiguities, and in either circumstance is not materially adverse to the financial or economic interests of the Affected Creditors. The Monitor shall forthwith post on the Website any such Plan Modification, with notice of such posting forthwith provided to the Service List.

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FORMS OF DOCUMENTS

7. **THIS COURT ORDERS** that the Notice of Creditors' Meetings and Sanction Motion for Affected Creditors (other than Beneficial Noteholders) substantially in the form attached hereto as Schedule "**B**" (the "**Notice of Creditors' Meetings and Sanction Motion**"), the Notice of Creditors' Meetings and Sanction Motion for Beneficial Noteholders substantially in the form attached hereto as Schedule "**C**" (the "**Beneficial Noteholders' Notice of Creditors' Meetings and Sanction Motion**"), the Proxy substantially in the form attached hereto as Schedule "**D**" for use by Affected Creditors that are not Beneficial Noteholders (the "**Proxy**"), the Voting Information and Election Form, substantially as described in Schedule "**E**" (the "**VIEF**") for Beneficial Noteholders, the form of Resolution substantially in the form attached hereto as Schedule "**F**" (the "**Plan Resolution**"), the Information Circular with respect of the Plan substantially in the form attached as Exhibit "A" to the Moher Affidavit, (the "**Information Circular**"), are each hereby approved and the Applicants, with the consent of the Monitor, are authorized to make such changes to such forms of documents as it considers necessary or desirable to conform the content thereof to the terms of the Plan or this Meeting Order.

CLASSIFICATION OF CREDITORS

8. **THIS COURT ORDERS** that for the purposes of considering and voting on the Plan, the Affected Creditors shall constitute two classes: (i) the Affected Secured Class; and (ii) the Affected Banro Unsecured Class.

9. **THIS COURT ORDERS** that for the purposes of considering and voting on the Plan, the holders of the Affected Banro Unsecured Deficiency Claims shall be entitled to vote on such Claims as part of the Affected Banro Unsecured Class.

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NOTICE OF CREDITORS' MEETING

10. **THIS COURT ORDERS** that in order to effect notice of the Creditors' Meetings, the Monitor shall cause to be sent by regular pre-paid mail, courier or e-mail copies of the Notice of Creditors' Meetings and Sanction Order, the Information Circular and the Proxy (the "**Information Package**") as soon as practicable after the granting of this Meeting Order and, in any event, no later than February 9, 2018 to (i) each known Affected Creditor (other than the Beneficial Noteholders) and the Requisite Consenting Parties (collectively, the "**Known Creditors**"), at the last known address of such Known Creditor as set out in the books and records of the Applicants, or to such other address subsequently provided to the Monitor by such Known Creditor.

11. **THIS COURT ORDERS** that the Monitor shall forthwith post an electronic copy of the Information Package (and any amendments made thereto in accordance with paragraph 7 hereof) on the Website, send a copy of the Information Package to the Service List and shall provide a written copy to any Affected Creditor upon request by such Affected Creditor.

12. **THIS COURT ORDERS** that the Applicants shall as soon as practicable after the granting of this Meeting Order, issue a press release including the information contained in Schedule "**G**" hereto (the "**Shareholder Notice**") and the Monitor shall post such press release on the Website.

13. **THIS COURT ORDERS** that the delivery of the Information Package in the manner set out in paragraph 10 hereof, the posting of the Information Package on the Website in accordance with paragraph 11 hereof, the publication of the Shareholder Notice in accordance with paragraph 12 hereof and the delivery of the Noteholder Information Packages in accordance with paragraph 17 hereof, shall constitute good and sufficient service of this Meeting Order, the Plan and the Sanction Motion, and good and sufficient notice of each of the

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Creditors' Meetings on all Persons who may be entitled to receive notice thereof in these proceedings or who may wish to be present in person or by Proxy at the Creditors' Meetings or who may wish to appear in these proceedings, and no other form of notice or service need be made on such Persons.

14. **THIS COURT ORDERS** that no later than 3 business days before the Creditors' Meetings, the Monitor shall serve a report regarding the Plan on the Service List and cause such report to be posted on the Website.

NOTEHOLDER SOLICITATION PROCESS

15. **THIS COURT ORDERS** that the record date for the purposes of determining which Beneficial Noteholders are entitled to receive notice of the Creditors' Meetings and vote at the Creditors' Meetings with respect to their the principal amount and accrued interest under the Secured Notes held by such Beneficial Noteholder (as defined in the Claims Procedure Order) shall be 5:00 pm on January 31, 2018 (the "**Noteholder Voting Record Date**"), without prejudice to the right of the Applicants, with the consent of the Monitor and the Requisite Consenting Parties, to set any other record date or dates for the purpose of distributions under the Plan or other purposes.

16. **THIS COURT ORDERS** that, unless already provided, as soon as practicable after the granting of this Order, the Canadian Trustee and/or Broadridge Financial Solutions Inc. shall provide the Monitor with a list showing the names of Participant Holders and the principal amount of Secured Notes held by each Participant Holder (as defined below) as at the Noteholder Voting Record Date (the "**Participant Holders List**").

17. **THIS COURT ORDERS** that the Solicitation Agent shall (i) as soon as practicable after the granting of this Meeting Order and, in any event, no later than February 9, 2018, send a Noteholder Information Package to each institution that is a CDS Clearing and Depository

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Services Inc. ("**CDS**") participant (each, a "**Participant Holder**") for distribution to each Beneficial Noteholder as set out in the books and records of such Participant Holder in accordance with the terms of this Meeting Order and standing procedures; and (ii) determine the number of Noteholder Information Packages for Beneficial Noteholders that each Participant Holder requires in order to provide one Noteholder Information Package to each Beneficial Noteholder that has an account (directly or indirectly through an agent or custodian) with the Participant Holder. A "**Noteholder Information Package**" shall include the Beneficial Noteholders' Notice of Creditors' Meetings and Sanction Motion and the Information Circular.

18. **THIS COURT ORDERS** that:

(a) On or before two (2) Business Days following the date of this Order, the Monitor shall send via email to the Canadian Trustee, an electronic copy of the Noteholder Information Package; and

(b) As soon as practicable after the Applicants, the Monitor or the Solicitation Agent receives a request from any person claiming to be a Beneficial Noteholder, the Solicitation Agent, in consultation with the Monitor, shall send via email to such Beneficial Noteholder an electronic copy of the Noteholder Information Package.

19. **THIS COURT ORDERS** that the Solicitation Agent shall, as soon as practical following the filing of the Information Circular on SEDAR, cause CDS to publish a bulletin to Participant Holders outlining the particulars of the Meetings and the instructions for obtaining and recording (i) the voting instructions of Beneficial Noteholders entitled to vote at the Meetings (the "**Voting Instructions**"), and (ii) the registration instructions of Beneficial Noteholders with respect to the New Equity to be issued and distributed in accordance with the Plan (the "**Registration Elections**"), in each case in accordance with the VIEF.

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20. **THIS COURT ORDERS** that Beneficial Noteholders are required to provide both their Voting Instructions and Registration Elections in each case in accordance with the VIEF on or prior to 5:00 p.m. on March 5, 2018, or such later date as the Applicants, the Monitor and the Requisite Consenting Parties may agree in the event of an adjournment, postponement or other rescheduling of the Creditors' Meetings (the "**Beneficial Noteholder Voting and Election Deadline**") in order to vote at the Creditors' Meetings. For greater certainty, the Applicants, with the consent of the Requisite Consenting Parties, and the Monitor shall be entitled to extend the deadline for receipt of Registration Elections from Beneficial Noteholders (the "**Registration Election Deadline**").

21. **THIS COURT ORDERS** that prior to the Beneficial Noteholder Voting and Election Deadline, Beneficial Noteholders shall have the right to change their Voting Instructions or Registration Elections by providing new Voting Instructions and Registration Elections to their Participant Holders in accordance with CDS standing procedures.

22. **THIS COURT ORDERS** that the each Participant Holder shall provide to the Solicitation Agent a master list of all Voting Instructions and Registration Elections received from Beneficial Noteholders (the "**Master List**") prior to the Beneficial Noteholder Voting and Election Deadline as soon as practical following the Beneficial Noteholder Voting and Election Deadline and in any event by no later than 5:00 p.m. on March 6, 2018 or such later date as the Applicants, the Monitor and the Requisite Consenting Parties may agree in the event of an adjournment, postponement or other rescheduling of the Creditors' Meetings. The Solicitation Agent shall deliver to the Monitor and the Scrutineers for the meeting the tabulation of votes cast by Beneficial Noteholders prior to the Beneficial Noteholder Voting and Election Deadline, together with the details of validly appointed proxy holders for the meeting. The Solicitation Agent shall provide such Master Lists to the Monitor and the Scrutineers for the Meeting on or prior to 9:00 a.m. on the date of the Creditors' Meetings or such later date as the Applicants, the Monitor and

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the Requisite Consenting Parties may agree in the event of an adjournment, postponement or other rescheduling of the Creditors' Meetings. The voting tabulation shall separately identify the principal value and number Beneficial Noteholders voting FOR and AGAINST the Arrangement, following normal industry procedures.

23. **THIS COURT ORDERS** that accidental failure of, or accidental omission by, the Monitor or the Solicitation Agent to provide a copy of the Noteholder Information Package to any one or more of the Participant Holders, the non-receipt of a copy of the Noteholder Information Package by any Noteholder beyond the reasonable control of the Monitor or any failure or omission to provide a copy of the Noteholder Information Package as a result of events beyond the reasonable control of the Monitor (including, without limitation, any inability to use postal services) shall not constitute a breach of this Order, and shall not invalidate any resolution passed or proceedings taken at either of the Creditors' Meetings, but if any such failure or omission is brought to the attention of the Monitor prior to either of the Creditors' Meetings, then the Monitor shall use reasonable efforts to rectify the failure or omission by the method and in the time most reasonably practicable in the circumstances.

24. **THIS COURT ORDERS** that the Monitor shall have no liability whatsoever to any Person regarding any act taken by, or any omission from, the Monitor in connection with the Monitor's responsibilities and activities in performing the services to the Applicants that are set out in this Order, the Claims Procedure Order, any agreement with any of the Applicants or any other order of this Court, and all Persons shall be and are hereby barred from commencing any action or proceeding against the Monitor with respect thereto.

25. **THIS COURT ORDERS** that with respect to votes to be cast at the Creditors' Meeting by a Noteholder, it is the Beneficial Noteholder (and for greater certainty not the Registered Holder or the Participant Holder of such Secured Notes, unless such Registered Holder or Participant Holder holds such Secured Notes on its own behalf and not on behalf of any Beneficial

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Noteholder) who is entitled to cast such votes as an Eligible Voting Creditor. Each Beneficial Noteholder (or Registered Holder or Participant Holder that holds such Secured Notes on its own behalf and not on behalf of any Beneficial Noteholder) that casts a vote at the applicable Creditors' Meeting(s) in accordance with this Order shall be counted as an individual Affected Creditor. For greater certainty, each Beneficial Noteholder that casts a vote at the applicable Creditors' Meeting in accordance with this Order shall be counted as an individual Affected Creditor for the purposes of such Creditors' Meeting, even if that Beneficial Noteholder: (i) holds Secured Notes through more than one Participant Holder; or (ii) is an Affected Creditor in respect of multiple Affected Claims.

CONDUCT AT THE CREDITORS' MEETINGS

26. **THIS COURT ORDERS** that the Applicants are hereby authorized to call, hold and conduct the meeting of the Affected Secured Creditors on March 9, 2018 at 1:30 p.m. (Toronto time) and the meeting of the Affected Banro Unsecured Creditors March 9, 2018 at 1:45 p.m. (Toronto time) respectively, at the offices of McMillan LLP, for the purpose of considering, and if deemed advisable by the Affected Secured Class and the Affected Banro Unsecured Class, voting in favour of, with or without variation, the Plan Resolution to approve the Plan.

27. **THIS COURT ORDERS** that a representative of the Monitor, designated by the Monitor, shall preside as the chair of each of the Creditors' Meetings (the "**Chair**") and, subject to any further Order of this Court, shall decide all matters relating to the conduct of the Creditors' Meetings.

28. **THIS COURT ORDERS** that the Chair is authorized to accept and rely upon Proxies, VIEFs, the Master Lists or such other forms as may be acceptable to the Chair.

29. **THIS COURT ORDERS** that the quorum required at each of the Creditors' Meetings shall be one (1) Eligible Voting Creditor present at such meeting in person or by Proxy.

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30. **THIS COURT ORDERS** that the Monitor may appoint scrutineers for the supervision and tabulation of the attendance at, quorum at and votes cast at each of the Creditors' Meetings (the "**Scrutineers**"). A Person designated by the Monitor shall act as secretary at each of the Creditors' Meetings (the "**Secretary**").

31. **THIS COURT ORDERS** that if (a) the requisite quorum is not present at each of the Creditors' Meetings, or (b) either of the Creditors' Meetings is postponed by the request of the Applicants or by vote of the majority in value of Affected Creditors holding Voting Claims in person or by Proxy at either of the Creditors' Meetings, then the Creditors' Meetings shall be adjourned by the Chair to such time and place as the Chair deems necessary or desirable.

32. **THIS COURT ORDERS** that the Chair, with the consent of the Applicants and the Requisite Consenting Parties, be, and he or she is hereby, authorized to adjourn, postpone or otherwise reschedule the Creditors' Meetings on one or more occasions to such time(s), date(s) and place(s) as the Chair with the consent of the Applicants and the Requisite Consenting Parties deems necessary or desirable (without the need to first convene such Creditors' Meetings for the purpose of any adjournment, postponement or other rescheduling thereof). None of the Applicants, the Chair or the Monitor shall be required to deliver any notice of the adjournment of either of the Creditors' Meetings or adjourned either of the Creditors' Meetings, provided that the Monitor shall:

(a) announce the adjournment of either of the Creditors' Meetings or adjourned Creditors' Meetings, as applicable;

(b) post notice of the adjournment at the originally designated time and location of each of the Creditors' Meetings or adjourned Creditors' Meetings, as applicable;

(c) forthwith post notice of the adjournment on the Website;

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(d) instruct the Solicitation Agent to cause a notice of the adjournment to be distributed to Beneficial Noteholders through the facilities of CDS; and

(e) provide notice of the adjournment to the Service List forthwith. Any Proxies validly delivered in connection with either of the Creditors' Meetings shall be accepted as Proxies in respect of any adjourned Creditors' Meetings.

33. **THIS COURT ORDERS** that the only Persons entitled to attend and speak at either of the Creditors' Meetings are Eligible Voting Creditors (or their respective duly appointed proxyholder), representatives of the Monitor, the Applicants, the Requisite Consenting Parties and all such parties' financial and legal advisors, the Chair, the Secretary and Scrutineers and their respective legal counsel and advisors. Any other Person may be admitted to either of the Creditors' Meetings on invitation of the Applicants or the Chair.

VOTING PROCEDURE AT THE CREDITORS' MEETINGS

34. **THIS COURT ORDERS** that the Chair and the Monitor be and are hereby authorized to direct a vote by confidential written ballot or by such other means as the Chair or Monitor may consider appropriate, with respect to the Plan Resolution to approve the Plan.

35. **THIS COURT ORDERS** that any Proxy for an Affected Creditor other than a Beneficial Noteholder must be (a) received by the Monitor by 12:00 pm (Toronto time) on March 8, 2018, or 24 hours (excluding Saturdays, Sundays and statutory holidays) prior to any adjourned, postponed or rescheduled Creditors' Meeting (the "**Proxy Deadline**").

36. **THIS COURT ORDERS** that, in the absence of instruction to vote for or against the approval of the Plan Resolution in a duly signed and returned Proxy, the Proxy shall be deemed to include instructions to vote for the approval of the Plan Resolution, provided the Proxy holder does not otherwise exercise its right to vote at the applicable Creditors' Meeting(s).

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37. **THIS COURT ORDERS** that a vote by an Affected Secured Creditor (either for or against) shall be deemed to be a vote of their both (i) Affected Secured Claim at the Creditors' Meeting; and (ii) Affected Banro Unsecured Deficiency Claim at the Creditors' Meeting for the Affected Banro Unsecured Creditors.

38. **THIS COURT ORDERS** that to the extent that the Monitor is in receipt of more than one Proxy or Voting Instruction in respect of the same Eligible Voting Creditor, the last submitted duly signed and returned Proxy or completed Voting Instruction, as applicable to the Monitor shall be deemed to be such Eligible Voting Creditor's voting instructions with respect to the Plan.

39. **THIS COURT ORDERS** that each Eligible Voting Creditor shall be entitled to one vote equal to the aggregate dollar value of its Voting Claim plus its Disputed Voting Claim, if any. For greater certainty, each Affected Creditor that casts a vote at the applicable Creditors Meeting in accordance with this Order shall be counted as an individual Affected Creditor for the purposes of that Creditors' Meeting, even if that Affected Creditor is an Affected Creditor in respect of multiple Affected Claims of the Applicants.

40. **THIS COURT ORDERS** that only Eligible Voting Creditors shall be entitled to vote on the Plan.

41. **THIS COURT ORDERS** that notwithstanding anything to the contrary in this Order, Baiyin shall not be entitled to vote in respect its Affected Claim under the Doré Loan and the amount of the Claim under the Doré Loan shall not be taken into account in determining whether the Affected Secured Required Majority or the Affected Banro Unsecured Required Majority is obtained.

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42. **THIS COURT ORDERS** that a Voting Claim or Disputed Voting Claim shall not include fractional numbers and shall be rounded down to the nearest whole Dollar amount.

43. **THIS COURT ORDERS** that an Affected Creditor, may transfer or assign the whole of its Claim prior to the applicable Creditors' Meeting, provided that none of the Applicants nor the Monitor shall be obligated to give notice to or otherwise deal with the transferee or assignee of such Claim as an Affected Creditor, in respect thereof, including allowing such transferee or assignee of an Affected Creditor to vote at the applicable Creditors' Meeting, unless and until actual notice of the transfer or assignment, together with satisfactory evidence of such transfer or assignment, has been received and acknowledged by the Monitor in writing no later than 12:00 noon on the date that is three (3) days prior to the Creditors' Meetings. Thereafter, such transferee or assignee shall, for all purposes in accordance with the Claims Procedure Order and this Meeting Order, constitute an Affected Creditor, and shall be bound by any and all notices previously given to the transferor or assignor and steps taken in respect of such Claim. Such transferee or assignee shall not be entitled to set-off, apply, merge, consolidate or combine any Claims assigned or transferred to it against or on account or in reduction of any amounts owing by such transferee or assignee to any of the Applicants. Where a Claim has been transferred or assigned in part, the transferor or assignor shall retain the right to vote at the applicable the Creditors' Meeting(s) in respect of the full amount of the Claim as determined for voting purposes in accordance with this Meeting Order, and the transferee or assignee shall have no voting rights at the Creditors' Meetings in respect of such Claim. Notwithstanding the foregoing, this paragraph shall not apply to transfers of Secured Notes by Beneficial Noteholders, provided that only Beneficial Noteholders on the Noteholder Voting Record Date shall be entitled to notice under this Order.

44. **THIS COURT ORDERS** that an Eligible Voting Creditor may transfer or assign the whole of its Claim after the applicable the Creditors' Meeting provided that the Applicants shall not be

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obligated to make any distributions to any such transferee or assignee or otherwise deal with such transferee or assignee as an Eligible Voting Creditor, in respect thereof unless and until actual notice of the transfer or assignment, together with satisfactory evidence of such transfer or assignment, has been received and acknowledged by the Monitor in writing. Thereafter, such transferee or assignee shall, for all purposes in accordance with the Claims Procedure Order, this Meeting Order and the Plan, constitute an Eligible Voting Creditor, and shall be bound by any and all notices previously given to the transferor or assignor and steps taken in respect of such Claim.

DISPUTED VOTING CLAIMS

45. **THIS COURT ORDERS** that the dollar value of a Disputed Voting Claim of an Affected Creditor for voting purposes at the applicable Creditors' Meeting(s) shall be the dollar value of such Disputed Voting Claim as set out in such Affected Creditor's Notice of Revision or Disallowance (as defined in the Claims Procedure Order) previously delivered by the Monitor pursuant to the Claims Procedure Order, without prejudice to the determination of the dollar value of such Affected Creditor's Claim for distribution purposes in accordance with the Claims Procedure Order.

46. **THIS COURT ORDERS** that the Monitor shall keep a separate record of votes cast by Affected Creditors in respect of Disputed Voting Claims and shall report to the Court with respect thereto at the Sanction Motion.

APPROVAL OF THE PLAN

47. **THIS COURT ORDERS** that in order to be approved, the Plan must receive an affirmative vote by each of the Required Majorities.

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48. **THIS COURT ORDERS** that following the votes at the Creditors' Meetings, the Monitor shall tally the votes and determine whether the Plan has been approved by each of the Required Majorities.

49. **THIS COURT ORDERS** that the results of and all votes provided at each of the Creditors' Meetings shall be binding on all Affected Creditors, whether or not any such Affected Creditor is present or voting at the applicable Creditors' Meeting(s).

50. **THIS COURT ORDERS** that having been advised of the provisions of Multilateral Instrument 61 -101 "*Protection of Minority Securityholders in Special Transactions*", relating to the requirement for "minority" shareholder approval in certain circumstances, that no meeting of shareholders or other holders of Equity Interests in Banro is required to be held in respect of the Plan.

SANCTION HEARING

51. **THIS COURT ORDERS** that the Monitor shall provide a report to the Court as soon as practicable after the Creditors' Meetings (the "**Monitor's Report Regarding the Creditors' Meetings**") with respect to:

(a) the results of voting at each of the Creditors' Meetings on the Plan Resolution;

(b) whether each of the Required Majorities has approved the Plan;

(c) the separate tabulation for Disputed Voting Claims required by paragraph 47 herein; and

(d) in its discretion, any other matter relating to the Applicants' motion(s) seeking sanction of the Plan.

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52. **THIS COURT ORDERS** that an electronic copy of the Monitor's Report Regarding the Creditors' Meetings, the Plan, including any Plan Modifications, and a copy of the materials filed in respect of the Sanction Motion shall be posted on the Website prior to the Sanction Motion.

53. **THIS COURT ORDERS** that in the event the Plan has been approved by each of the Required Majorities, the Applicants may bring the Sanction Motion before this Court on March 16, 2018, or such later date as the Monitor may advise the Service List in these proceedings, provided that such later date shall be acceptable to the Applicants, the Requisite Consenting Parties and the Monitor.

54. **THIS COURT ORDERS** that service of this Meeting Order by the Applicants to the parties on the Service List, the delivery of the Information Package in accordance with paragraph 10 hereof, posting of the Information Package on the Website in accordance with paragraph 11 hereof, the publication of the Shareholders' Notice in accordance with paragraph 12 hereof and the delivery of the Noteholder Information Package in accordance with paragraph 17 hereof shall constitute good and sufficient service and notice of the Sanction Motion.

55. **THIS COURT ORDERS** that any Person intending to oppose the Sanction Motion shall (i) file or have filed with the Court a Notice of Appearance and serve such Notice of Appearance on the Service List at least seven (7) Business Days before the date set for the Sanction Motion; and (ii) serve on the Service List a notice setting out the basis for such opposition and a copy of the materials to be used to oppose the Sanction Motion that are available at least seven (7) Business Days before the date set the Sanction Motion, or such shorter time as the Court, by Order, may allow.

56. **THIS COURT ORDERS** that in the event that the Sanction Motion is adjourned, only those Persons appearing on the Service List as of the date of service shall be served with notice of the adjourned date.

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57. **THIS COURT ORDERS** that, subject to any further Order of the Court, in the event of any conflict, inconsistency, ambiguity or difference between the provisions of the Plan and this Meeting Order, the terms, conditions and provisions of the Plan shall govern and be paramount, and any such provision of this Meeting Order shall be deemed to be amended to the extent necessary to eliminate any such conflict, inconsistency, ambiguity or difference.

MONITOR'S ROLE

58. **THIS COURT ORDERS** that the Monitor, in addition to its prescribed rights and obligations under (i) the CCAA; (ii) the Initial Order; and (iii) the Claims Procedure Order, is hereby directed and empowered to take such other actions and fulfill such other roles as are authorized by this Meeting Order.

59. **THIS COURT ORDERS** that: (i) in carrying out the terms of this Meeting Order, the Monitor shall have all the protections given to it by the CCAA, the Initial Order, the Claims Procedure Order, or as an officer of the Court, including the stay of proceedings in its favour; (ii) the Monitor shall incur no liability or obligation as a result of carrying out the provisions of this Meeting Order, save and except for any gross negligence or wilful misconduct on its part; (iii) the Monitor shall be entitled to rely on the books and records of the Applicants and any information provided by the Applicants, CDS, the Participant Holders and any information acquired by the Monitor as a result of carrying out its duties under this Order without independent investigation; and (iv) the Monitor shall not be liable for any claims or damages resulting from any errors or omissions in such books, records or information.

APPROVAL OF ACTIVITIES

60. **THIS COURT ORDERS** that the Second Report and the actions, conduct and activities of the Monitor described therein be and are hereby approved.

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GENERAL PROVISIONS

61. **THIS COURT ORDERS** that the Applicants and the Monitor shall use reasonable discretion as to the adequacy of compliance with respect to the manner in which any forms hereunder are completed and executed and the time in which they are submitted and may waive strict compliance with the requirements of this Meeting Order including with respect to the completion, execution and time of delivery of required forms.

62. **THIS COURT ORDERS** that the Applicants or the Monitor may, from time to time, apply to this Court to amend, vary, supplement or replace this Meeting Order or for advice and directions concerning the discharge of their respective powers and duties under this Meeting Order or the interpretation or application of this Meeting Order.

63. **THIS COURT ORDERS** that any notice or other communication to be given under this Meeting Order by an Affected Creditor to the Monitor or the Applicants shall be in writing in substantially the form, if any, provided for in this Meeting Order and will be sufficiently given only if given by prepaid ordinary mail, registered mail, courier, personal delivery or e-mail addressed to:

The Applicants' Counsel:	Cassels Brock & Blackwell LLP Scotia Plaza, 40 King Street West Suite 2100 Toronto, ON M5H 3C2	
	Attention: E-mail:	Ryan Jacobs/ Jane O. Dietrich rjacobs@casselsbrock.com/ jdietrich@casselsbrock.com
The Monitor:	FTI Consulting Canada Inc. 79 Wellington Street West Toronto Dominion Centre, Suite 2010, P.O. Box 104 Toronto, ON M5K 1G8	
	Attention: E-mail:	Nigel Meakin/ Toni Vanderlaan nigel.meakin@fticonsulting.com/ toni.vanderlaan@fticonsulting.com

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With a copy to Monitor's Counsel:	McMillan LLP 181 Bay Street, Suite 4400 Toronto, ON M5J 2T3 Attention: Wael Rostom/ Caitlin Fell E-mail: wael.rostom@mcmillan.ca/ caitlin.fell@mcmillan.ca

64. **THIS COURT ORDERS** that any notice or other communication (i) from the Applicants or the Monitor to any Person; or (ii) from a Participant Holder to a Beneficial Noteholder, in each case shall be deemed to have been received: (a) if sent by prepaid ordinary mail or registered mail, on the third Business Day after mailing in Ontario, the fifth Business Day after mailing within Canada (other than within Ontario), and the tenth Business Day after mailing internationally; (b) if sent by courier or personal delivery, on the next Business Day following dispatch; and (c) if delivered by facsimile transmission or email by 5:00 p.m. on a Business Day, on such Business Day and if delivered after 5:00 p.m. or other than on a Business Day, on the following Business Day.

65. **THIS COURT ORDERS** that any such notice or other communication shall be deemed to have been received: (a) if sent by prepaid ordinary mail or registered mail, on the third Business Day after mailing in Ontario, the fifth Business Day after mailing within Canada (other than within Ontario), and the tenth Business Day after mailing internationally; (b) if sent by courier or personal delivery, on the next Business Day following dispatch; and (c) if delivered by facsimile transmission or e-mail by 5:00 p.m. on a Business Day, on such Business Day and if delivered after 5:00 p.m. or other than on a Business Day, on the following Business Day.

66. **THIS COURT ORDERS** that, in the event that the day on which any notice or communication required to be delivered pursuant to this Meeting Order is not a Business Day, then such notice or communication shall be required to be delivered on the next Business Day.

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67. **THIS COURT ORDERS** that if, during any period during which notices or other communications are being given pursuant to this Meeting Order, a postal strike or postal work stoppage of general application should occur, such notices or other communications sent by ordinary or registered mail and then not received shall not, absent further Order of this Court, be effective and notices and other communications given hereunder during the course of any such postal strike or work stoppage of general application shall only be effective if given by courier, personal delivery or e-mail in accordance with this Order.

68. **THIS COURT ORDERS** that all references to time in this Meeting Order shall mean prevailing local time in Toronto, Ontario and any references to an event occurring on a Business Day shall mean prior to 5:00 p.m. on the Business Day unless otherwise indicated.

69. **THIS COURT ORDERS** that references to the singular shall include the plural, references to the plural shall include the singular and to any **gender** shall include the other gender.

70. **THIS COURT HEREBY REQUESTS** the aid and recognition of any court, tribunal, regulatory or administrative bodies, having jurisdiction in Canada, in the United States of America or in any other foreign jurisdiction to give effect to this Meeting Order and to assist the Applicants, the Monitor and their respective agents in carrying out the terms of this Meeting Order. All courts, tribunals, regulatory and administrative bodies are hereby respectfully requested to make such orders and to provide such assistance to the Applicants and to the Monitor, as an officer of this Court, as may be necessary or desirable to give effect to this Order, to grant representative status to the Monitor in any foreign proceeding, or to assist the Applicants and the Monitor and their respective agents in carrying out the terms of this Order.

ENTERED AT / INSCRIT À TORONTO
ON / BOOK NO:
LE / DANS LE REGISTRE NO:

FEB 0 1 2018

PER / PAR:

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Court File No. CV-17-589016-00CL

ONTARIO
SUPERIOR COURT OF JUSTICE
COMMERCIAL LIST

APPLICANTS

CONSOLIDATED PLAN OF COMPROMISE AND REORGANIZATION

concerning, affecting and involving

January 25, 2018

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CONSOLIDATED PLAN OF COMPROMISE AND REORGANIZATION

A. Banro Corporation ("**Banro**"), Banro Group (Barbados) Limited, Banro Congo (Barbados) Limited, Namoya (Barbados) Limited, Lugushwa (Barbados) Limited, Twangiza (Barbados) Limited and Kamituga (Barbados) Limited (collectively, the "**Banro Barbados Entities**" and together with Banro, the "**Applicants**") are debtor companies (as such term is defined in the *Companies' Creditors Arrangement Act*, R.S.C. 1985, c. C-36, as amended (the "**CCAA**")).

B. On December 22, 2017, the Honourable Justice Hainey of the Ontario Superior Court of Justice (Commercial List) (the "**Court**") granted an Initial Order in respect of the Applicants (as such Order may be amended, restated or varied from time to time, the "**Initial Order**") pursuant to the CCAA.

C. The Applicants and the Non-Applicant Subsidiaries (as defined herein) (together, the "**Banro Parties**") entered into a Support Agreement dated December 22, 2017 (as it may be amended, restated and varied from time to time in accordance with the terms thereof, the "**Support Agreement**") with Baiyin International Investment Limited and affiliates thereof within the direct or indirect control of Baiyin Nonferrous Group Company, Limited (collectively, "**Baiyin**"), Gramercy Funds Management LLC, as agent for and on behalf of certain funds and accounts for which it acts as investment manager or advisor ("**Gramercy**") and any other party that executed a Consent Agreement (as defined herein) (collectively, the "**Consenting Parties**" and each a "**Consenting Party**") pursuant to which the Consenting Parties agreed to support this Plan.

NOW THEREFORE the Applicants hereby propose and present this consolidated plan of compromise and reorganization under the CCAA and the *Canada Business Corporations Act*, R.S.C. 1985, c. C-44.

ARTICLE 1
INTERPRETATION

1.1 Certain Rules of Interpretation

For the purposes of this Plan:

(a) In this Plan and the Recitals, unless otherwise stated or the subject matter or context otherwise requires, all terms defined herein have their meanings ascribed thereto in Schedule "**A**".

(b) Any reference in this Plan to a contract, instrument, release, indenture or other agreement or document being in a particular form or on particular terms and conditions means such document shall be substantially in such form or substantially on such terms and conditions;

(c) Unless otherwise expressly provided herein, any reference in this Plan to an instrument, agreement or an Order or an existing document or exhibit filed or to be filed means such instrument, agreement, Order, document or exhibit as it may have been or may be amended, modified, or supplemented in accordance with its terms;

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(d) The division of this Plan into articles and sections is for convenience of reference only and does not affect the construction or interpretation of this Plan, nor are the descriptive headings of articles and sections intended as complete or accurate descriptions of the content thereof;

(e) The use of words in the singular or plural, or with a particular gender, including a definition, shall not limit the scope or exclude the application of any provision of this Plan to such Person (or Persons) or circumstances as the context otherwise permits;

(f) The words "includes" and "including" and similar terms of inclusion shall not, unless expressly modified by the words "only" or "solely", be construed as terms of limitation, but rather shall mean "includes but is not limited to" and "including but not limited to", so that references to included matters shall be regarded as illustrative without being either characterizing or exhaustive;

(g) Unless otherwise specified, all references to time herein and in any document issued pursuant hereto mean local time in Toronto, Ontario and any reference to an event occurring on a Business Day shall mean prior to 5:00 p.m. on such Business Day;

(h) Unless otherwise specified, time periods within or following which any payment is to be made or act is to be done shall be calculated by excluding the day on which the period commences and including the day on which the period ends;

(i) Unless otherwise provided, any reference to a statute or other enactment of parliament, a legislature or other Governmental Entity includes all regulations made thereunder, all amendments to or re-enactments of such statute or regulations in force from time to time, and, if applicable, any statute or regulation that supplements or supersedes such statute or regulation;

(j) References to a specific Recital, Article or Section shall, unless something in the subject matter or context is inconsistent therewith, be construed as references to that specific Recital, Article or Section of this Plan, whereas the terms "this Plan", "hereof, "herein", "hereto", "hereunder" and similar expressions shall be deemed to refer generally to this Plan and not to any particular Recital, Article, Section or other portion of this Plan and include any documents supplemental hereto; and

(k) The word "or" is not exclusive.

1.2 Governing Law

This Plan shall be governed by and construed in accordance with the laws of Ontario and the federal laws of Canada applicable therein. All questions as to the interpretation or application of this Plan and all proceedings taken in connection with this Plan and its provisions shall be subject to the jurisdiction of the Court.

1.3 Currency

Unless otherwise stated, all references in this Plan to sums of money are expressed in, and all payments provided for herein shall be made in, United States dollars. In accordance with paragraph 35 of the Claims Procedure Order, any Claim (other than Priority Claims) in a currency other than United States dollars must be converted to United States dollars, and any such amount shall be regarded as having been converted at the daily exchange rate quoted by

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the Bank of Canada for exchanging such currency to United States dollars as at the Filing Date, which for a conversion of Canadian dollars to United States dollars is CDN$1.2759: USD$1.00.

1.4 Date for Any Action

If the date on which any action is required to be taken hereunder by a Person is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.5 Time

Time shall be of the essence in this Plan.

ARTICLE 2
PURPOSE AND EFFECT OF THIS PLAN

2.1 Purpose

The purpose of this Plan is to:

(a) implement the Recapitalization; and

(b) allow the Applicants to reorganize and continue ongoing operations;

in the expectation that Persons who have an economic interest in the Applicants or the Non-Applicant Subsidiaries, when considered as a whole, will derive a greater benefit from the implementation of the Plan than would result from a bankruptcy of the Applicants.

2.2 Support Agreement

The Banro Parties have executed the Support Agreement pursuant to which the Consenting Parties have agreed to support this Plan.

2.3 Effectiveness

Subject to the satisfaction, completion or waiver (to the extent permitted pursuant to section 9.4) of the conditions precedent set out herein, this Plan will become effective in the sequence described in Section 7.2 from and after the Effective Time and shall be binding on and enure to the benefit of the Applicants, the Affected Creditors, the Released Parties, and all other Persons as provided for herein, or subject to, this Plan and their respective successors and assigns and their respective heirs, executors, administrators and other legal representatives, successors and assigns.

2.4 Persons Not Affected

(a) This Plan does not affect Excluded Creditors to the extent of their Excluded Claims. Nothing in this Plan shall affect the Banro Parties' rights and defences, both legal and equitable, with respect to any Excluded Claims, including, but not limited to, all rights with respect to legal and equitable defences or entitlements to set-offs or recoupments against such Excluded Claims. Nothing herein shall constitute a waiver of any rights of any of the Applicants to dispute the quantum or validity of an Excluded Claim.

(b) Other than with respect to the Affected Secured Claims and the Released Claims, this Plan does not affect or otherwise impair the Claims of any Person as against the Banro Barbados Entities or any of their direct subsidiaries.

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ARTICLE 3
CLASSIFICATION, VOTING CLAIMS AND RELATED MATTERS

3.1 Classes

For the purposes of considering, voting on, and receiving distributions under this Plan, the Affected Creditors shall constitute two classes: (i) the Affected Secured Class; and (ii) the Affected Banro Unsecured Class.

3.2 Claims of Affected Creditors

Except as otherwise provided in the Meeting Order, Affected Creditors shall be entitled to vote their Voting Claims at the Creditors' Meetings in respect of this Plan and shall be entitled to receive distributions on account of their Proven Claims as provided under and pursuant to this Plan.

3.3 Excluded Claims

Excluded Claims shall not be compromised under the Plan. No Excluded Creditor shall be:

(a) entitled to vote or (except as otherwise expressly stated in the Meeting Order) attend in respect of their Excluded Claims at any Creditors' Meeting to consider and approve this Plan; or

(b) entitled to receive any distribution or consideration under this Plan in respect of such Excluded Claim.

3.4 Guarantees

No Person who has a Claim under a guarantee in respect of any Claim which is compromised under the Plan (a "**Principal Claim**") or who has any right to or claim over in respect of or to be subrogated to the rights of any Person in respect of a Principal Claim, shall:

(a) be entitled to any greater rights as against any of the Applicants than the Person holding the Principal Claim;

(b) be entitled to vote on this Plan to the extent that the Person holding the Principal Claim is voting on this Plan; or

(c) be entitled to receive any distribution under this Plan to the extent that the Person holding the Principal Claim is receiving a distribution.

3.5 Creditors' Meetings

(a) The Creditors' Meetings shall be held in accordance with this Plan, the Meeting Order and any further Order in the CCAA Proceedings. Subject to the terms of any further Order in the CCAA Proceedings, the only Persons entitled to notice of, to attend or to speak at the Creditors' Meetings are the Eligible Voting Creditors (or their respective duly-appointed proxyholders), representatives of the Monitor, the Applicants, all such parties' financial and legal advisors, the Chair, Secretary and Scrutineers (all as defined in the Meeting Order). Any other person may be admitted to the Creditors' Meetings only by invitation of the Applicants or the Chair.

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(b) If this Plan is approved by both the Required Majorities, then this Plan shall be deemed to have been agreed to, accepted and approved by the Affected Creditors and shall be binding upon all Affected Creditors immediately upon the delivery of the Monitor's Certificate in accordance with section 9.6 hereof.

3.6 Procedure for Valuing Voting Claims

The procedure for valuing Voting Claims and resolving Disputed Voting Claims shall be as set forth in the Claims Procedure Order, the Meeting Order, this Plan and the CCAA. The Monitor and the Applicants shall have the right to seek the assistance of the Court in valuing any Voting Claim in accordance with the Claims Procedure Order, the Meeting Order and this Plan, if required, and to ascertain the result of any vote on this Plan.

3.7 Determination of Beneficial Noteholders' Proven Affected Secured Claims

For the purposes of rights, entitlements and distributions under this Plan, the amount of a Beneficial Noteholders' Proven Affected Secured Claim shall be determined on the basis of the principal amount of Secured Notes held by it as at the Distribution Record Date as set forth on the Master List provided by Participant Holders following the Registration Election Deadline in accordance with the Meeting Order.

ARTICLE 4
TREATMENT OF CLAIMS

4.1 Treatment of Affected Secured Claims

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4.2 Treatment of Affected Banro Unsecured Claims

(a) On the Implementation Date, in accordance with this Plan and in accordance with the steps and in the sequence set forth in Section 7.2, each Proven Affected Banro Unsecured Creditor shall be entitled to receive a pro rata distribution from the Affected Banro Unsecured Pool.

(c) Notwithstanding section 4.2(a) above, each Proven Affected Banro Unsecured Creditor with respect to its Affected Banro Unsecured Deficiency Claim waives their right under this Plan to receive any distribution from the Affected Banro Unsecured Pool.

4.3 Priority Claims

(a) In accordance with the Sanction Order, the CCAA and with the steps and in the sequence set forth herein, Section 7.2 and 7.3, the Employee Priority Claims and the Crown Priority Claims, if any, shall be paid from the Priority Claim Reserve Account.

(b) Subject to the Effective Time occurring: (i) all Crown Priority Claims that were outstanding as at the Filing Date shall be paid in full by the Monitor on behalf of the Applicants, from the Priority Claim Reserve within six months after the Sanction Order, as required by subsection 6(3) of the CCAA; and (ii) all Employee Priority Claims to the extent unpaid prior to the Implementation Date shall be paid by the Monitor, on behalf of the Applicants, from the Priority Claim Reserve immediately after the Sanction Order as required by subsection 6(5) of the CCAA.

4.4 Equity Claims

On the Implementation Date, in accordance with this Plan and in accordance with the steps and in the sequence set forth in Section 7.2, all Equity Claims other than Intercompany Claims that are Equity Claims (the "**Affected Equity Claims**"), and all Equity Interests, if any, shall be fully, finally, irrevocably and forever compromised, released, discharged, cancelled and barred. Holders of Affected Equity Claims or Equity Interests shall not receive any consideration or distributions under this Plan and shall not be entitled to vote on this Plan at the Creditors' Meetings and existing shares of Banro shall be cancelled and shall be deemed to be cancelled without compensation.

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4.5 Excluded Claims

Excluded Creditors in respect to and to the extent of their Excluded Claims shall not receive any consideration under this Plan in respect of their Excluded Claims. Excluded Creditors shall not be entitled to vote on this Plan at the Creditors' Meetings in respect of their Excluded Claims.

4.6 Disputed Claims

Any Affected Banro Unsecured Creditor with a Disputed Affected Banro Unsecured Claim shall not be entitled to receive any distribution hereunder with respect to such Disputed Affected Banro Unsecured Claim unless and until such Disputed Affected Banro Unsecured Claim becomes a Proven Claim in accordance with the Claims Procedure Order. Distributions pursuant to and in accordance with Section 4.2 shall be paid or distributed in respect of any Disputed Affected Banro Unsecured Claim that is finally determined to be a Proven Claim in accordance with the Claims Procedure Order and Article 6 hereof.

4.7 Director/Officer Claims

All Director/Officer Claims that are not (i) Section 5.1(2) Director/Officer Claims, or (ii) judged by the express terms of a judgment rendered on a final determination on the merits to have resulted from criminal, fraudulent or other wilful misconduct on the part of the Director or Officer, shall be fully, finally, irrevocably and forever compromised, released, discharged, cancelled and barred without consideration on the Implementation Date. For greater certainty, any Claim of a Director or Officer for indemnification from any of the Applicants in respect of any Director/Officer Claim that is not covered by the Directors' Charge shall be cancelled for no consideration.

4.8 Extinguishment of Claims

On the Implementation Date, in accordance with its terms and in the sequence set forth in Section 7.2 herein and in accordance with the provisions of the Sanction Order, the treatment of Affected Claims (including Proven Claims and Disputed Affected Banro Unsecured Claims) and all Released Claims, in each case as set forth herein, shall be final and binding on the Applicants, all Affected Creditors (and their respective heirs, executors, administrators, legal personal representatives, successors and assigns) and any Person holding a Released Claim. All Affected Claims and all Released Claims shall be fully, finally, irrevocably and forever released, discharged, cancelled and barred, and the Released Parties shall thereupon have no further obligation whatsoever in respect of the Affected Claims and the Released Claims, as applicable; provided that nothing herein releases any of the Applicants or any other Person from their obligations to make distributions in the manner and to the extent provided for in the Plan and provided further that such discharge and release of the Applicants shall be without prejudice to the right of an Affected Creditor in respect of a Disputed Affected Banro Unsecured Claim to prove such Disputed Affected Banro Unsecured Claim in accordance with the Claims Procedure Order so that such Disputed Affected Banro Unsecured Claim may become a Proven Claim entitled to receive consideration under Sections 4.1 and 4.2 hereof.

4.9 Set-Off

The law of set-off applies to all Claims.

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ARTICLE 5
CREATION OF POOL AND RESERVES

5.1 Creation of the Affected Banro Unsecured Pool

(a) Three Business Days prior to the Implementation Date, Banro shall deliver to the Monitor by way of wire transfer (in accordance with the wire transfer instructions provided by the Monitor at least five (5) Business Days prior to the Implementation Date), the Cash in the amount necessary to establish the Affected Banro Unsecured Pool.

(b) The Monitor shall hold the Affected Banro Unsecured Pool and shall distribute such Cash in the Affected Banro Unsecured Pool to Proven Affected Banro Unsecured Creditors holding Listed Claims in accordance with Article 6 hereof.

5.2 Creation of the Administrative Reserve

(a) Three Business Days prior to the Implementation Date, Banro shall deliver to the Monitor by way of wire transfer (in accordance with the wire transfer instructions provided by the Monitor at least five (5) Business Days prior to the Implementation Date), Cash in the amount necessary to establish the Administrative Reserve.

(b) The Monitor shall hold the Administrative Reserve in the Administrative Reserve Account for the purpose of paying the Administrative Reserve Costs in accordance with this Plan and shall distribute any remaining balance in the Administrative Reserve Account to the Applicants, in accordance with section 7.3 of the Plan.

5.3 Creation of the Priority Claim Reserve

(a) Three Business Days prior to the Implementation Date, Banro shall deliver to the Monitor by way of wire transfer (in accordance with the wire transfer instructions provided by the Monitor at least five (5) Business Days prior to the Implementation Date), Cash in the amount necessary to establish the Priority Claim Reserve.

(b) The Monitor shall hold the Priority Claim Reserve in the Priority Claim Reserve Account for the purpose of paying the Priority Claims in accordance with this Plan and shall distribute any remaining balance in the Priority Claim Reserve Account to the Applicants, in accordance with section 7.3 of this Plan.

ARTICLE 6
PROVISIONS REGARDING DISTRIBUTIONS AND DISBURSEMENTS

6.1 Distributions and Disbursements Generally

(a) All distributions and disbursements to be effected pursuant to the Plan shall be made pursuant to this Article 6 and shall occur in the manner set out below under the supervision of the Monitor.

(b) All distributions and disbursements to be effected pursuant to this Plan on account of Affected Secured Claims shall be made to the Affected Secured Creditors holding such Proven Affected Secured Claims as at the Distribution

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Record Date and the Applicants, the Monitor and their agents shall have no obligation to deal with a transferee or assignee of such Proven Affected Secured Claim after the Distribution Record Date in respect of any such matter. Affected Secured Creditors who assign their Affected Secured Claims after the Distribution Record Date shall be wholly responsible for ensuring that plan distributions intended to be included within such assignments are in fact delivered to the assignee and neither the Applicants, the Monitor, CDS, nor the Canadian Trustee, as applicable, shall have any liability in connection therewith.

(c) Notwithstanding any other provisions of the Plan, no distributions or transfers of Cash shall be made by the Monitor with respect to all or any portion of a Disputed Affected Banro Unsecured Claim unless and only to the extent that such Disputed Affected Banro Unsecured Claim has become a Proven Claim.

6.2 Issuance and Delivery of New Equity

(b) On the Implementation Date or as soon as reasonably practicable thereafter, Newco, on account of Proven Affected Secured Creditor Claims, shall issue the New Equity to the Transfer Agent to be held for the benefit of (i) Proven Affected Secured Creditors that are not Beneficial Noteholders, in the name of and to the address as recorded in the books and records of the Applicants or as otherwise communicated to the Applicants not less than three Business Days prior to the anticipated Implementation Date, (ii) to Beneficial Noteholders that have validly provided Registration Instructions to their Participant Holders in accordance with the Meeting Order prior to the Distribution Record Date, in accordance with their Registration Instructions provided by such Beneficial Noteholders as recorded on the Master List, and (iii) to Beneficial Noteholders that have not delivered Registration Instructions to their Participant Holders on or prior to the Distribution Record Date, in the name of such Beneficial Noteholder's Participant Holders in trust for such Beneficial Noteholders.

(c) Notwithstanding Section 6.2(b), no Proven Affected Secured Creditor shall be entitled to the rights associated with the New Equity and all such New Equity shall be held solely by the Transfer Agent and recorded on the books and records of the Applicants by the Transfer Agent until such time as it has delivered its Newco Equityholder Information to the Transfer Agent and/or Newco, as applicable. In the event that an Affected Secured Creditor fails to deliver its Newco Equityholder Information in accordance with this Section 6.2(c) on or before the date that is 6 months following the Implementation Date, Newco shall be entitled to cancel, and Newco and the Transfer Agent shall have no further obligation to deliver, any New Equity otherwise issuable to Affected Proven Secured Creditors (such equity, the "**Cancelled New Equity**") that have not delivered their Newco Equityholder Information accordance this Section 6.2(c) and all such Proven Affected Secured Creditors shall cease to have a claim to, or interest of any kind or nature against or in, the Applicants, Newco or the

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(d) No fractional common shares of Newco shall be allocated or issued under this Plan. Any legal, equitable, contractual and any other rights or claims (whether actual or contingent, and whether or not previously asserted) of any Person with respect to fractional common shares of Newco issued pursuant to this Plan shall be rounded down to the nearest whole number without compensation therefor.

6.3 Distributions of Cash After Disputed Affected Banro Unsecured Claims Resolved

From and after the date of the resolution of all Disputed Affected Banro Unsecured Claims in accordance with the Claims Procedure Order (the "**Unsecured Creditor Distribution Date**"), the Monitor shall distribute to such Affected Banro Unsecured Creditor, Cash in an amount equal to its Affected Banro Unsecured Pro Rata Share, less any Withholding Obligations or statutory deductions required by Applicable Law;

6.4 Method of Payment

All distributions in Cash to Affected Banro Unsecured Creditors to be made by the Monitor under this Plan shall be made by cheque sent by prepaid ordinary mail to the address for such Affected Banro Unsecured Creditor as recorded in the books and records of the Applicants or as otherwise communicated to the Monitor not more than 3 Business Days following the granting of the Sanction Order by such Affected Banro Unsecured Creditor, or an assignee in respect of such Affected Banro Unsecured Creditor's Proven Claim.

6.5 Undeliverable Distributions

(a) If any distribution is returned as undeliverable or is not cashed (in each case, an "**Undeliverable Distribution**"), no further distributions to such Affected Creditor shall be made unless and until the Monitor is notified by such Affected Creditor of its current address or wire particulars, at which time all such distributions shall be made to such Affected Creditor without interest.

(b) All claims for undeliverable or un-cashed distributions in respect of Proven Claims shall be made on or before the date that is 6 months after the Final Distribution Date, after which date the Proven Claims of such Affected Creditor or successor or assign of such Affected Creditor with respect to such unclaimed or un-cashed distributions shall be forever discharged and forever barred, without any compensation therefor, notwithstanding any Applicable Law to the contrary, at which time any Cash held by the Monitor in relation to such undeliverable or unclaimed distribution shall be returned to Banro. Nothing in the Plan or Sanction Order shall require the Monitor or the Applicants to attempt to locate the holder of any Proven Claim or Excluded Claim.

(c) If the certificates and/or direct registration advices or confirmations representing the New Equity issued and delivered pursuant to the instructions contained in a Share Receipt Instruction Form are returned as undeliverable, then any right or claim thereto shall, as of the first anniversary of the Implementation Date, cease to represent a right or claim of any kind or nature and the right of the holder to receive the New Equity shall terminate and be deemed to be surrendered and forfeited to Newco, for no consideration.

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6.6 Tax Matters

(a) Any terms and conditions of any Affected Claims which purport to deal with the ordering of or grant of priority of payment of principal, interest, penalties or other amounts shall be deemed to be void and ineffective.

(b) Notwithstanding any provisions of the Plan, each Person that receives a distribution, disbursement or other payment pursuant to the Plan shall have sole and exclusive responsibility for the satisfaction and payment of any Tax obligations imposed on such Person by any Taxing Authority on account of such distribution, disbursement or payment.

(c) Any payor shall be entitled to deduct and withhold and remit from any distribution, payment or consideration otherwise payable to any Person pursuant to the Plan such amounts as are required (a "**Withholding Obligation**") to be deducted and withheld with respect to such payment under the ITA, or any provision of federal, provincial, territorial, state, local or foreign tax law, in each case, as amended or succeeded. For greater certainty, no distribution, payment or other consideration shall be made to or on behalf of a Person until such Person has delivered to the Monitor and Banro such documentation prescribed by Applicable Law or otherwise reasonably required by the Monitor as will enable the Monitor to determine whether or not, and to what extent, such distribution, payment or consideration to such Person is subject to any Withholding Obligation imposed by any Taxing Authority.

(d) All distributions made pursuant to the Plan shall be first in satisfaction of the portion of Affected Claims that are not subject to any Withholding Obligation.

(e) To the extent that amounts are withheld or deducted and paid over to the applicable Taxing Authority, such withheld or deducted amounts shall be treated for all purposes of the Plan as having been paid to such Person as the remainder of the payment in respect of which such withholding and deduction were made.

(f) For the avoidance of doubt, it is expressly acknowledged and agreed that the Monitor and any Director or Officer will not hold any assets hereunder, including Cash, or make distributions, payments or disbursements, and no provision hereof shall be construed to have such effect.

ARTICLE 7
IMPLEMENTATION

7.1 Corporate Authorizations

The adoption, execution, delivery, implementation and consummation of all matters contemplated under this Plan involving corporate action of the Applicants will occur and be effective as of the Implementation Date, and will be authorized and approved under this Plan and by the Court, where appropriate, as part of the Sanction Order, in all respects and for all purposes without any requirement of further action by shareholders, directors or officers of any of the Applicants. All necessary approvals to take actions shall be deemed to have been obtained from the Directors or the shareholders of the Applicants, as applicable, including resolution or special resolution with respect to any of the steps contemplated by this Plan shall be deemed to be effective.

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8.2 Timing of Releases and Injunctions

All releases and injunctions set forth in this Article 8 shall become effective on the Implementation Date.

8.3 Knowledge of Claims

Each Person to which Section 8.1 hereof applies shall be deemed to have granted the releases set forth in Section 8.1 notwithstanding that it may hereafter discover facts in addition to, or different from, those which it now knows or believes to be true, and without regard to the subsequent discovery or existence of such different or additional facts, and such party expressly waives any and all rights that it may have under any applicable law which would limit the effect of such releases to those Claims or causes of action known or suspected to exist at the time of the granting of the release.

ARTICLE 9
COURT SANCTION, CONDITIONS PRECEDENT AND IMPLEMENTATION

9.1 Application for Sanction Order

If this Plan is approved by the Required Majorities, the Applicants shall apply for the Sanction Order on the date set out in the Meeting Order or such later date as the Court may set.

9.2 Sanction Order

The Sanction Order shall be substantially in the form attached (without schedules) as Schedule "**B**" hereto, with such amendments as the Monitor, the Applicants and the Requisite Consenting Parties may agree.

9.3 Conditions to the Implementation Date

The implementation of this Plan shall be conditional upon the fulfillment, satisfaction or waiver (to the extent permitted by Section 9.4 hereof) of the following conditions:

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9.4 Waiver of Conditions

9.5 Implementation Provisions

If the conditions contained in Section 9.3 are not satisfied or waived (to the extent permitted under Section 9.4) by the Outside Date, unless the Applicants, in consultation with the Monitor, and the Requisite Consenting Parties, agree in writing to extend such period, this Plan and the Sanction Order shall cease to have any further force or effect and will not be binding on any Person.

9.6 Monitor's Certificate of Plan Implementation

Upon written notice from the Applicants and the Requisite Consenting Parties (or counsel on their behalf) to the Monitor that the conditions to Plan implementation set out in Section 9.3, have been satisfied or waived, the Monitor shall, as soon as possible following receipt of such written notice, deliver to the Applicants and file with the Court, a certificate (the "**Monitor's Certificate**") which states that all conditions precedent set out in Section 9.3 have been satisfied or waived and that Implementation Date (which shall be set out on the certificate) has occurred.

ARTICLE 10
GENERAL

10.1 Deeming Provisions

In this Plan, the deeming provisions are not rebuttable and are conclusive and irrevocable.

10.2 Claims Bar Date

Nothing in this Plan extends or shall be interpreted as extending or amending the Claims Bar Date, or gives or shall be interpreted as giving any rights to any Person in respect of Claims that have been barred or extinguished pursuant to the Claims Procedure Order.

10.3 Non-Consummation

If the Implementation Date does not occur on or before the Outside Date (as the same may be extended in accordance with the terms hereof and of the Support Agreement), or if this Plan is otherwise withdrawn in accordance with its terms: (a) this Plan shall be null and void in all respects, and (b) nothing contained in this Plan, and no acts taken in preparation for

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consummation of this Plan, shall (i) constitute or be deemed to constitute a waiver or release of any Claims by or against the Banro Parties, their respective successors or any other Person; (ii) prejudice in any manner the rights of the Banro Parties, their respective successors or any other Person in any further proceedings involving the Banro Parties or their respective successors; or (iii) constitute an admission of any sort by the Banro Parties, their respective successors or any other Person.

10.4 Modification of Plan

(a) The Applicants reserve the right to amend, restate, modify and/or supplement this Plan at any time and from time to time, provided that (except as provided in subsection (c) below) any such amendment, restatement, modification or supplement must be contained in a written document that is (A) filed with the Court and, if made following the Creditors' Meetings, approved by the Court, and (B) approved by the Monitor and the Requisite Consenting Parties, and communicated to the Affected Creditors in the manner required by the Court (if so required):

(i) if made prior to or at the Creditors' Meetings: (A) the Chair (as defined in the Meeting Order) shall communicate the details of any such amendment, restatement, modification and/or supplement to Affected Creditors and other Persons present at the Creditors' Meeting prior to any vote being taken at the Creditors' Meeting; (B) the Applicants shall provide notice to the service list of any such amendment, restatement, modification and/or supplement and shall file a copy thereof with the Court forthwith and in any event prior to the Court hearing in respect of the Sanction Order; and (C) the Monitor shall post an electronic copy of such amendment, restatement, modification and/or supplement on the Monitor's Website forthwith and in any event prior to the Court hearing in respect of the Sanction Order;

(ii) if made following the Creditors' Meetings: (A) the Applicants shall provide notice to the service list of any such amendment, restatement, modification and/or supplement and shall file a copy thereof with the Court; (B) the Monitor shall post an electronic copy of such amendment, restatement, modification and/or supplement on the Monitor's Website; and (C) such amendment, restatement, modification and/or supplement shall require the approval of the Court following notice to the service list.

(b) Any amendment, modification or supplement to this Plan may be proposed by the Applicants with the consent of the Monitor and the Requisite Consenting Parties at any time prior to or at the Creditors' Meetings, with or without any prior notice or communication (other than as may be required under the Initial Order), and if so proposed and affected at the Creditors' Meetings, shall become part of this Plan for all purposes.

(c) Any amendment, modification or supplement to this Plan may be made following the Creditors' Meetings by the Applicants, with the consent of the Monitor, without requiring filing with, or approval of, the Court, provided that it concerns a matter which is of an administrative nature and is required to better give effect to the implementation of this Plan and is not materially adverse to the financial or economic interests of any of the Consenting Parties or any Affected Creditors.

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10.5 Severability of Plan Provisions

If, prior to the Effective Time, any term or provision of this Plan is held by the Court to be invalid, void or unenforceable, at the request of the Applicants, the Court shall have the power to either (a) sever such term or provision from the balance of this Plan and provide the Applicants with the option to proceed with the implementation of the balance of this Plan as of and with effect from the Effective Time, or (b) alter and interpret such term or provision to make it valid or enforceable to the maximum extent practicable, consistent with the original purpose of the term or provision held to be invalid, void or unenforceable, and such term or provision shall then be applicable as altered or interpreted. Notwithstanding any such holding, alteration or interpretation, and provided that this Plan is implemented, the remainder of the terms and provisions of this Plan shall remain in full force and effect and shall in no way be affected, impaired or invalidated by such holding, alteration or interpretation.

10.6 Preservation of Rights of Action

Except as otherwise provided in this Plan or in the Sanction Order, or in any contract, instrument, release, indenture or other agreement entered into in connection with this Plan, following the Implementation Date, the Applicants will retain and may enforce, sue on, settle, or compromise (or decline to do any of the foregoing) all claims, rights or causes of action, suits and proceedings, whether in law or in equity, whether known or unknown, that the Applicants may hold against any Person or entity without further approval of the Court.

10.7 Responsibilities of Monitor

The Monitor is acting and will continue to act in all respects in its capacity as Monitor in the CCAA Proceedings with respect to the Applicants and not in its personal or corporate capacity, and shall have no liability in connection with the implementation of this Plan, including without limitation with respect to making distributions pursuant to and in accordance with the Plan, the establishment and administration of the Affected Banro Unsecured Pool, the Administrative Reserve, the Priority Claim Reserve and the Disputed Affected Banro Unsecured Claims Reserve (and in each case, any adjustments with respect to same) or the timing or sequence of the plan transaction steps, in each case save and except for gross negligence and wilful misconduct. The Monitor shall not be responsible or liable whatsoever for any obligations of the Applicants. The Monitor shall at all times have the powers and protections granted to it by the Plan, the CCAA, the Initial Order, the Meeting Order, and any other Order made in the CCAA Proceedings.

10.8 Different Capacities

Persons who are affected by the Plan may be affected in more than one capacity. Unless expressly provided herein to the contrary, a Person will be entitled to participate hereunder in each such capacity. Any action taken by a Person in one capacity will not affect such Person in any other capacity, unless expressly agreed by a Person in writing or unless its Claims overlap or are otherwise duplicative.

10.9 Notices

Any notice or other communication to be delivered hereunder must be in writing and refer to this Plan and may, as hereinafter provided, be made or given by personal delivery, ordinary mail, email or by facsimile addressed to each of the respective Parties as follows:

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(a) Banro Corporation
1 First Canadian Place
100 King Street West, Suite 7005
Toronto, ON M5X 1E3

Attention: Rory Taylor
Email: rtaylor@banro.com

with a required copy (which shall not be deemed notice) to:

Cassels Brock & Blackwell LLP
40 King Street West
2100 Scotia Plaza
Toronto, Ontario M5H 3C2

Attention: Ryan Jacobs/ Jane O. Dietrich
Email: rjacobs@casselsbrock.com/ jdietrich@casselsbrock.com

Attention: Nigel Meakin/ Toni Vanderlaan
Email: nigel.meakin@fticonsulting.com/ toni.vanderlaan@fticonsulting.com

And to:

McMillan LLP
181 Bay Street, Suite 4400
Toronto, ON M5J 2T3
Attention: Wael Rostom/ Caitlin Fell
Email: wael.rostom@mcmillan.ca/ caitlin.fell@mcmillan.ca

(c) If to Baiyin, at:

Resource FinanceWorks Limited
17/F Wilson House, 19-27 Wyndham Street
Central, Hong Kong
Attention: Clement Kwong
Email: clementkwong@resourcefinanceworks.com

With a required copy (which shall not be deemed notice) to:

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McCarthy Tétrault LLP
Suite 2400
745 Thurlow Street
Vancouver, BC V6E 0C5
Attention: Sean F. Collins/ Roger Taplin
Email: scollins@mccarthy.ca/ rtaplin@mccarthy.ca

(d) If to Gramercy, at:

Gramercy Funds Management LLC
20 Dayton Avenue
Greenwich, CT 06830 USA

Attention: Robert Rauch/ Brian Nunes/ Operations
Email: rrauch@gramercy.com/
bnunes@gramercy.com/
operations@gramercy.com

With a required copy (which shall not be deemed notice) to:

Goodmans LLP
Suite 3400
333 Bay Street
Bay Adelaide Centre
Toronto, ON M5H 2S7

Attention: Kari Mackay/ Brendan O'Neill
Email: kmackay@goodmans.ca/
boneill@goodmans.ca

or to such other address as any Party may from time to time notify the others in accordance with this section. Any such communication so given or made shall be deemed to have been given or made and to have been received on the day of delivery if delivered, or on the day of faxing or emailing, provided that such day in either event is a Business Day and the communication is so delivered, faxed or emailed before 5:00 p.m. on such day. Otherwise, such communication shall be deemed to have been given and made and to have been received on the next following Business Day.

10.10 Paramountcy

From and after the Effective Time, any conflict between:

(a) this Plan; and

(b) the covenants, warranties, representations, terms, conditions, provisions or obligations, expressed or implied, of any contract, mortgage, security agreement, indenture, trust indenture, note, loan agreement, commitment letter, agreement for sale, lease or other agreement, written or oral and any and all amendments or supplements thereto existing between any Person and the Applicants and/or the Non-Applicant Subsidiaries as at the Implementation Date,

will be deemed to be governed by the terms, conditions and provisions of this Plan and the Sanction Order, which shall take precedence and priority.

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10.11 Further Assurances

Notwithstanding that the transactions and events set out herein will occur and be deemed to occur in the order set out in this Plan without any further act or formality, each of the Persons named or referred to in, or subject to, this Plan will make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them to carry out the full intent and meaning of this Plan and to give effect to the transactions contemplated herein.

Dated this 25th day of January, 2018.

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"**Proof of Claim**" has the meaning ascribed to such term in the Claims Procedure Order;

"**Proven Claim**" means a Proven Affected Banro Unsecured Claim or a Proven Affected Secured Claim, as applicable;

"**Proven Doré Loan Claim**" has the meaning ascribed to that term in the Meeting Order;

"**Proven Namoya Forward II Claim**" has the meaning ascribed to that term in the Meeting Order;

"**Proven Secured Notes Claim**" has the meaning ascribed to that term in the Meeting Order;

"**Registration Election Deadline**" has the meaning ascribed to that term in the Meeting Order;

"**Released Claims**" means the matters that are subject to release and discharge pursuant to section 8.1 hereof;

"**Requisite Consenting Parties**" means, collectively, Gramercy and Baiyin;

"**Requisite Consenting Party Advisors**" means, all of the professional advisors retained by Gramercy and Baiyin, respectively;

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"**Third Party Released Parties**" has the meaning ascribed to that term in section 8.1(b);

"**Undeliverable Distribution**" has the meaning given to that term in section 6.5 hereof;

"**Unsecured Creditor Distribution Date**" has the meaning given to that term in section 6.3 hereof;

"**VIEF**" means the Voting Information and Election Form (or other applicable instruction) provided to a Beneficial Noteholder by its Participant Holder;

"**Withholding Obligation**" means the amounts that any payor shall be entitled to deduct and withhold and remit from any distribution, payment or consideration otherwise payable to any Person pursuant to the Plan;

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Court File No. CV-17-589016-00CL

ONTARIO
SUPERIOR COURT OF JUSTICE
(COMMERCIAL LIST)

THE HONOURABLE MR.	)	●DAY, THE ●
JUSTICE HAINEY	))	DAY OF ●, 2018

(the "**Applicants**")

ORDER
(Plan Sanction)

THIS MOTION made by the Applicants for an Order (the "**Sanction Order**") pursuant to the *Companies' Creditors Arrangement Act*, R.S.C. 1985, c.C-36, as amended ("**CCAA**") *inter alia* (a) approving and sanctioning the Consolidated Plan of Compromise and Reorganization of the Applicants dated January 25, 2018 (the "**Plan**"), a copy of which is attached hereto as Schedule "A", and (b) approving the Third Report of FTI Consulting Canada Inc. in its capacity as Monitor (the "**Monitor**"), dated February ●, 2018 (the "**Third Report**") and the Fourth Report of the Monitor dated February ●, 2018 (the "**Fourth Report**"), was heard this day at 330 University Avenue, Toronto, Ontario.

ON READING the within Notice of Motion, the Affidavit of ● sworn ●, 2018 including the exhibits thereto, the Third Report, the Fourth Report, and upon hearing the submissions of counsel for the Applicants, the Monitor, ●, no one else appearing although duly served as appears from the affidavit of service of ● sworn ●, 2018, and upon being advised that this Order shall serve as the basis for reliance on the exemption provided by Section 3(a)(10) of the *United*

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States Securities Act of 1933, as amended, from the registration requirements otherwise imposed by that Act,

DEFINED TERMS

1. **THIS COURT ORDERS** that all capitalized terms not otherwise defined herein shall be as defined in the Plan or as in the Meeting Order made in this proceeding (the "**CCAA Proceedings**") by Justice Hainey on February 1, 2018 (the "**Meeting Order**"), as applicable.

SERVICE, NOTICE AND MEETINGS

2. **THIS COURT ORDERS** that the time for service of the Notice of Motion, the Motion Record, and the ● Report be and is hereby validated such that this Motion is properly returnable today and that service thereof upon any interested party other than the persons served with the Motion Record is hereby dispensed with.

3. **THIS COURT ORDERS AND DECLARES** that there has been good and sufficient service, delivery and notice to all Affected Creditors of the Information Package and the Noteholder Information Package, and that the Creditors' Meetings were duly, called, convened, held and conducted all in conformity with the CCAA and all other Orders of this Court in the CCAA Proceedings (collectively, the "**CCAA Orders**").

SANCTION OF THE PLAN

4. **THIS COURT ORDERS AND DECLARES** that:

(a) Pursuant to the Meeting Order, the relevant classes of creditors of the Applicants for the purposes of voting to approve the Plan are the Affected Banro Unsecured Class and the Affected Secured Class;

(b) the Plan has been approved by the Affected Banro Unsecured Required Majority and the Affected Secured Required Majority, all in conformity with the CCAA and the terms of the Meeting Order;

(c) the Applicants have acted, and are acting, in good faith and with due diligence, and have complied with the provisions of the CCAA and the CCAA Orders in all respects;

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(d) the Court is satisfied that the Applicants have not done or purported to do anything that is not authorized by the CCAA; and

(e) the Plan, all terms and conditions thereof, and the matters and the transactions contemplated thereby, are fair and reasonable including to all Persons who are entitled to receive equity in Newco in accordance with the Plan.

5. **THIS COURT ORDERS** that the Plan is hereby sanctioned and approved pursuant to section 6 of the CCAA and section 192 of the *Canada Business Corporations Act*, R.S.C. 1985, c. C-44.

PLAN IMPLEMENTATION

6. **THIS COURT ORDERS AND DECLARES** that the Plan and all associated steps, compromises, transactions, arrangements, releases and reorganizations effected thereby (including, without limitation, the steps in Article 7 of the Plan) are hereby approved, shall be deemed to be implemented and shall be binding and effective as of the Effective Time in accordance with the terms of the Plan or at such other time, times or manner as may be set forth in the Plan in the sequence provided therein, and shall enure to the benefit of and be binding and effective upon the Applicants, the Directors, the Officers, the Consenting Parties, all Affected Creditors, the DIP Lender, the Released Parties and all other Persons and parties named or referred to in, affected by, or subject to the Plan as provided for in the Plan or this Order.

7. **THIS COURT ORDERS** that each of the Applicants, the Directors, the Officers, and the Monitor is authorized and directed to take all steps and actions and to do all things, necessary or appropriate, to implement the Plan in accordance with its terms and to enter into, execute, deliver, complete, implement and consummate all of the steps, transactions, distributions, disbursements, payments, deliveries, allocations, instruments and agreements contemplated by, and subject to the terms and conditions of, the Plan, and all such steps and actions are hereby authorized, ratified and approved. None of the Applicants, the Directors, the Officers or the Monitor shall incur any liability as a result of acting in accordance with the terms of the Plan and this Order, other than any liability arising out of or in connection with the gross negligence or wilful misconduct of such parties.

8. **THIS COURT ORDERS** that upon delivery of written notice from the Applicants and the Requisite Consenting Parties (or counsel on their behalf) to the Monitor that the conditions precedent as set out in the Plan have been satisfied or waived, as applicable, in accordance with

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the terms of the Plan, the Monitor shall as soon as reasonably practicable following receipt of such written notice, deliver to the Applicants a certificate signed by the Monitor substantially in the form attached hereto as Schedule "B" (the "**Monitor's Certificate**") certifying that all conditions precedent set out in the Plan have been satisfied or waived and that the Implementation Date has occurred and that the Plan and the provisions of this Sanction Order which come into effect on the Implementation Date are effective in accordance with their respective terms. Following the delivery of the Monitor's Certificate to the Applicants, the Monitor shall file the Monitor's Certificate with the Court, and shall post a copy of same, once filed, on the Monitor's website and provide a copy to the Service List. Upon delivery of the Monitor's Certificate to the Applicants, all applicable parties shall take such steps as are required to implement the steps set out in section 7.3 of the Plan.

COMPROMISE OF CLAIMS AND EFFECT OF PLAN

9. **THIS COURT ORDERS** that, pursuant to and in accordance with the terms of the Plan, on the Implementation Date, all existing Claims of Affected Creditors against the Applicants shall be fully, finally, irrevocably and forever compromised, released, discharged, cancelled, extinguished and barred and all proceedings with respect to, in connection with or relating to such Affected Claims shall permanently be stayed against the Released Parties, subject only to the right of Affected Creditors to receive the distributions pursuant to the Plan and this Order in respect of their Claims, in the manner and to the extent provided for in the Plan.

10. **THIS COURT ORDERS** that the determination of Proven Claims in accordance with the Claims Procedure Order and Plan shall be final and binding on the Applicants and all Affected Creditors.

11. **THIS COURT ORDERS** that an Affected Creditor holding a Disputed Affected Banro Unsecured Claim shall not be entitled to receive a distribution under the Plan in respect of any portion thereof unless and until such Disputed Affected Banro Unsecured Claim becomes a Proven Claim in accordance with the Claims Procedure Order and Plan.

12. **THIS COURT ORDERS** that nothing in the Plan extends to or shall be interpreted as extending or amending the Claims Bar Date or gives or shall be interpreted as giving any rights to any Person in respect of Claims that have been barred or extinguished pursuant to the Claims Procedure Order. Any Affected Claim or Director/Officer Claim for which a Proof of Claim or Director/Officer Proof of Claim has not been filed in accordance with the Claims Procedure

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Order, whether or not the holder of such Affected Claim or Director/Officer Proof of Claim has received personal notification of the claims process established by the Claims Procedure Order, shall be and are hereby forever barred, extinguished and released with prejudice.

13. **THIS COURT ORDERS** that except to the extent expressly contemplated by the Plan or this Sanction Order, all obligations or agreements to which the Applicants are a party to immediately prior to the Effective Time, will be and shall remain in full force and effect as at the Implementation Date, unamended except as they may have been amended by agreement of the parties to such agreement, and no Person who is a party to any such obligation or agreement shall, following the Implementation Date, accelerate, terminate, rescind, refuse to perform or otherwise repudiate its obligations thereunder, or enforce or exercise any right (including any right of set-off , option, dilution or other remedy) or make any demand under or in respect of any such obligation or agreement, by reason of (i) any defaults or events of default arising as a result of the insolvency of the Applicants prior to the Implementation Date; (ii) any defaults, events of default or cross-defaults under or in respect of any Priority Lien Debt or Parity Lien Debt (as defined in the Amended and Restated Collateral Trust Agreement dated April 19, 2017), in each case arising prior to the Implementation Date; (iii) any change of control of the Applicants arising from the implementation of the Plan; (iv) the fact that the Applicants have sought or obtained relief under the CCAA or that the Plan has been implemented by the Applicants; (v) the effect on the Applicants of the completion of any of the transactions contemplated by the Plan; (vi) any compromises, arrangements, or reorganization effected pursuant to the Plan; or (vii) any other event(s) which occurred on or prior to the Implementation Date which would have entitled any Person to enforce rights and remedies subject to any express provisions to the contrary in any agreements entered into with the Applicants after the Filing Date.

14. **THIS COURT ORDERS** that from and after the Implementation Date, all Persons shall be deemed to have waived any and all defaults of the Applicants then existing or previously committed by the Applicants, or caused by the Applicants, directly or indirectly, or non-compliance with any covenant, warranty, representation, undertaking, positive or negative pledge, term, provision, condition or obligation, expressed or implied, in any contract, instrument, credit document, lease, guarantee, agreement for sale, deed, licence, permit or other agreement, written or oral, and any and all amendments or supplements thereto, existing between such Person and any of the Applicants arising directly or indirectly from the filing by the Applicants under the CCAA and the implementation of the Plan, and any and all notices of default and demands for payment or any step or proceeding taken or commenced in connection

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therewith under any such agreement shall be deemed to have been rescinded and of no further force or effect, provided that nothing herein shall be deemed to excuse the Applicants from performing their obligations under the Plan or be a waiver of defaults by the Applicants under the Plan and the related documents.[1]

15. **THIS COURT ORDERS** that on the Implementation Date, in accordance with the Plan all Equity Interests in Banro Corporation ("**Banro**") shall be cancelled without any liability, payment or other compensation in respect thereof.

DISTRIBUTIONS

16. **THIS COURT ORDERS AND DECLARES** that all distributions or payments by the Monitor, on behalf of the Applicants, to Affected Creditors with Proven Claims under the Plan are for the account of the Applicants and the fulfillment of the Applicants' obligations under the Plan.

17. **THIS COURT ORDERS** that the Applicants are authorized to take any and all such actions as may be necessary or appropriate to comply with applicable withholding and reporting requirements. All amounts withheld on account of Taxes shall be treated for all purposes as having been paid to Affected Creditors in respect of which such withholding was made, provided such withheld amounts are remitted to the appropriate Taxing Authority.

18. **THIS COURT ORDERS AND DECLARES** that the Applicants or the Monitor on behalf of the Applicants, as the case may be, shall be authorized, in connection with the making of any payment or distribution, and in connection with the taking of any step or transaction or performance of any function under or in connection with the Plan, to apply to any Governmental Entity for any consent, authorization, certificate or approval in connection therewith.

19. **THIS COURT ORDERS** that, on the Implementation Date, Newco shall issue the New Equity in accordance with the Plan to be held by the Transfer Agent on behalf of each Proven Affected Secured Creditor until such time as each Proven Affected Secured Creditor has delivered its Newco Equityholder Information in accordance with the Plan. In the event that a Proven Affected Secured Creditor fails to deliver its Newco Equityholder Information in accordance with the Plan on or before the date that is six months following the Implementation Date, the New Equity otherwise issuable to such Proven Affected Secured Creditor pursuant to the Plan shall not be delivered to such Proven Affected Secured Creditor and Newco shall be

---

[1] Section 14.2 of the Plan

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entitled to cancel, and shall have no further obligation to issue or deliver, any New Equity to such Proven Affected Secured Creditors in respect of which Newco Equityholder Information was not received and such Proven Affected Secured Creditors shall cease to have a claim to, or interest of any kind or nature against or in, the Applicants, Newco or the New Equity.

CHARGES

20. **THIS COURT ORDERS** that the Administration Charge and the Directors' Charge shall continue in full force and effect and shall, from and after the Effective Time, attach solely against the Administrative Reserve.

21. **THIS COURT ORDERS** that as of the Effective Time, the DIP Lenders' Charge and the DIP Claims shall be released without the consent of the Requisite Consenting Parties.

RELEASES

22. **THIS COURT ORDERS AND DECLARES** that the compromises, arrangements, releases, discharges and injunctions contemplated in Article 8 of the Plan, including those granted by and for the benefit of the Released Parties are integral components thereof and that, effective on the Implementation Date, all such compromises, releases, discharges and injunctions contemplated in the Plan are effective, sanctioned, approved and given full force and effect.

23. **THIS COURT ORDERS** that, notwithstanding paragraph 22 above, any Person having, or claiming any entitlement or compensation relating to, a Director/Officer Claim (with the exception of any Director/Officer Claims judged by the express terms of a judgment rendered on a final determination on the merits to have resulted from criminal, fraudulent or other wilful misconduct on the part of the Director or Officer (an "**Excluded Director/Officer Claim**")) will be irrevocably limited to recovery in respect of such Director/Officer Claim solely from the proceeds of the applicable insurance policies held by the Applicants (the "**Insurance Policies**"), and Persons with any Director/Officer Claims will have no right to, and shall not, directly or indirectly, make any claim or seek any recoveries from the Applicants or any Released Party, other than enforcing such Person's rights to be paid by the applicable insurer(s) from the proceeds of the applicable Insurance Policies. Nothing in this Plan Sanction Order prejudices, compromises, releases or otherwise affects any right or defence of any insurer in respect of an Insurance Policy or any insured in respect of a Director/Officer Claim. Notwithstanding anything to the contrary herein, from and after the Implementation Date, a Person may only commence an

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action for an Excluded Director/Officer Claim against a Director if such Person has first obtained leave of the Court on notice to the applicable Directors and Officers, the Monitor and the Applicants.

24. **THIS COURT ORDERS** that from and after the Implementation Date any and all Persons shall be and are hereby forever barred, estopped, stayed and enjoined from commencing, taking, applying for or issuing or continuing any and all steps or proceedings, whether directly, derivatively or otherwise, and including without limitation, administrative hearings and orders, declarations or assessments, commenced, taken or proceeded with or that may be commenced, taken or proceeded with against any Released Party in respect of all Claims and matters which are released pursuant to Article 8 of the Plan or discharged, compromised or terminated pursuant to the Plan, except as against the applicable insurer(s) to the extent that Persons with Director/Officer Claims seek to enforce rights to be paid from the proceeds of the Insurance Policies, and provided that any claimant in respect of a Director/Officer Claim that was duly filed with the Monitor by the Claims Bar Date shall be permitted to file a statement of claim in respect thereof to the extent necessary solely for the purpose of preserving such claimant's ability to pursue such Director/Officer Claim against an insurer in respect of an Insurance Policy.

25. **THIS COURT ORDERS** that, on the Implementation Date, each Affected Creditor, each holder of a Director/Officer Claim and any Person having a Released Claim shall be deemed to have consented and agreed to all of the provisions of the Plan, in its entirety, and, in particular, each Affected Creditor, each holder of a Director/Officer Claim and any Person having a Released Claim shall be deemed:

(a) to have executed and delivered to the Monitor, the Applicants and the other Released Parties all consents, releases, assignments and waivers, statutory or otherwise, required to implement and carry out the Plan in its entirety; and

(b) to have agreed that if there is any conflict between the provisions, express or implied, of any agreement or other arrangement, written or oral, existing between such Affected Creditor, holder of a Director/Officer Claim, and the Applicants as of the Implementation Date and the provisions of the Plan, the provisions of the Plan take precedence and priority, and the provisions of such agreement or other arrangements shall be deemed to be amended accordingly.

THE MONITOR

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26. **THIS COURT ORDERS** that in addition to its prescribed rights and obligations under the CCAA and the CCAA Orders, the Monitor is granted the powers, duties and protections contemplated by and required under the Plan and that the Monitor be and is hereby authorized, entitled and empowered to perform its duties and fulfil its obligations under the Plan to facilitate the implementation thereof and to apply to this Court for any orders necessary or advisable to carry out its powers and obligations under any other CCAA Order.

27. **THIS COURT ORDERS** that, without limiting the provisions of the Initial Order or the provisions of any other CCAA Order, including this Order, the Applicants shall remain in possession and control of the Property (as defined in the Initial Order) and the Monitor shall not take possession or be deemed to be in possession and/or control of the Property.

28. **THIS COURT ORDERS** that the Applicants shall be and are hereby directed to maintain the books and records of the Applicants for purposes of assisting the Monitor in the completion of the resolution of the Affected Banro Unsecured Claims;

29. **THIS COURT ORDERS AND DECLARES** that in no circumstance will the Monitor have any liability for any of the Applicants' tax liabilities regardless of how or when such liabilities may have arisen.

APPROVAL OF MONITOR'S THIRD AND FOURTH REPORTS

30. **THIS COURT ORDERS** that the Third Report and Fourth Report and the conduct and activities of the Monitor described therein be and are hereby approved.

GENERAL

31. **THIS COURT ORDERS** that the Applicants, the Monitor and any other interested parties are hereby granted leave to apply to this Court for such further advice, directions or assistance as may be necessary to give effect to the terms of the Plan and any other matters that pertain to the completion of the administration of the CCAA Proceedings.

32. **THIS COURT HEREBY REQUESTS** the aid and recognition of any court or any judicial, regulatory or administrative body having jurisdiction in Canada, the United States, or in any other foreign jurisdiction, to recognize and give effect to the Plan and this Order, to confirm the Plan and this Order as binding and effective in any appropriate foreign jurisdiction, and to assist the Applicants, the Monitor and their respective agents in carrying out the terms of the Plan and this Order. All courts, tribunals, regulatory and administrative bodies are hereby respectfully

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requested to make such orders and to provide such assistance to the Applicants, and the Monitor, as an officer of this Court, as may be necessary or desirable to give effect to this Order, to grant representative status to the Applicants in any foreign proceeding, or to assist the Applicants and the Monitor and their respective agents in carrying out the terms of this Order.

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SCHEDULE "A"
PLAN OF COMPROMISE AND REORGANIZATION

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SCHEDULE "B"
FORM OF MONITOR'S PLAN IMPLEMENTATION DATE CERTIFICATE

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70

Court File No. CV-17-589016-00CL

ONTARIO
SUPERIOR COURT OF JUSTICE
COMMERCIAL LIST

(the "**Applicants**")

MONITOR'S CERTIFICATE
(Plan Implementation)

All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in the Order of the Honourable Mr. Justice Hainey made in these proceedings on ● [March 16], 2018 (the "**Sanction Order**").

Pursuant to paragraph 8 of the Sanction Order, FTI Consulting Canada Inc. in its capacity as Court-appointed Monitor of the Applicants (the "**Monitor**") delivers to the Applicants this certificate and hereby certifies that it has been informed in writing by the Applicants and the Requisite Consenting Parties that all of the conditions precedent set out in the Plan have been satisfied or waived, and that the Implementation Date has occurred and the Plan and the provisions of the Sanction Order which come into effect on the Implementation Date are effective in accordance with their respective terms. This Certificate will be filed with the Court and posted on the website maintained by the Monitor.

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DATED at the City of Toronto, in the Province of Ontario, this ● day of ●, 2018 at ● [a.m. / p.m].

FTI CONSULTING CANADA INC., in its capacity as Court-appointed Monitor of the Applicants and not in its personal or corporate capacity

By: ______________________________

Name:

Title:

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Schedule "D"

FORM OF PROXY

MEETINGS OF AFFECTED CREDITORS

on March 9, 2018 at 1:30 p.m. (Toronto time) and 1:45 p.m. (Toronto time) at

**MCMILLAN LLP
COUNSEL TO FTI CONSULTING CANADA INC.
Brookfield Place, Suite 4400
181 Bay Street
Toronto, ON M5J 2T3**

and at any adjournment, postponement or other rescheduling thereof (the "**Creditors' Meetings**")

PLEASE COMPLETE, SIGN AND DATE THIS PROXY AND (I) RETURN IT TO THE MONITOR, FTI CONSULTING CANADA INC. BY 12:00 P.M. (TORONTO TIME) ON MARCH 8, 2018, OR 24 HOURS (EXCLUDING SATURDAYS, SUNDAYS AND STATUTORY HOLIDAYS) PRIOR TO ANY ADJOURNED, POSTPONED OR RESCHEDULED CREDITORS' MEETING (THE "**PROXY DEADLINE**"). PLEASE RETURN OR DEPOSIT YOUR ORIGINAL PROXY SO THAT IT IS ACTUALLY RECEIVED BY THE MONITOR OR THE CHAIR ON OR BEFORE THE PROXY DEADLINE.

Please use this Proxy form if you do not wish to attend the applicable the Creditors' Meeting(s) to vote in person but wish to appoint a proxyholder to attend the applicable the Creditors' Meeting(s), vote your Voting Claim to accept or reject the Plan and otherwise act for and on your behalf at the applicable Creditors' Meeting(s) and any adjournment(s), postponement(s) or rescheduling(s) thereof.

The Plan is included in the Information Package delivered by the Monitor to all Affected Creditors, copies of which you have received. All capitalized terms used but not defined in this Proxy shall have the meanings ascribed to such terms in the Plan.

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You should review the Plan before you vote. In addition, on February 1, 2018, the Court issued the Meeting Order establishing certain procedures for the conduct of the Creditors' Meetings, a copy of which is included in the Information Package. The Meeting Order contains important information regarding the voting process. Please read the Meeting Order and the instructions sent with this Proxy prior to submitting this Proxy.

If the Plan is approved by the Required Majorities, is sanctioned by the Court and is implemented, it will be binding on you whether or not you vote.

APPOINTMENT OF PROXYHOLDER AND VOTE

By checking one of the two boxes below, the undersigned Affected Creditor hereby revokes all proxies previously given and nominates, constitutes and appoints either (if no box is checked, the *Monitor will act as your proxyholder*):

☐ ____, or

☐ a representative of FTI Consulting Canada Inc. in its capacity as Monitor of Banro Corporation, Banro Group (Barbados) Limited, Banro Congo (Barbados) Limited, Namoya (Barbados) Limited, Lugushwa (Barbados) Limited, Twangiza (Barbados) Limited and Kamituga (Barbados) Limited

as proxyholder, with full power of substitution, to attend, vote and otherwise act for and on behalf of the undersigned at the (*mark as many as may apply; Affected Secured Creditors may vote at* Affected Banro Unsecured Creditors *meeting*)

☐ meeting of Affected Banro Unsecured Creditors

☐ meeting of Affected Secured Creditors

and at adjournment(s), postponement(s) and rescheduling(s) thereof, and to vote the amount of the Affected Creditors' Voting Claim. Without limiting the generality of the power hereby conferred, the person named as proxyholder is specifically directed to vote as shown below. The person named as proxyholder is also directed to vote at the proxyholder's discretion and otherwise act for and on behalf of the undersigned with respect to any amendments or variations to the Plan and to any matters that may come before the applicable Creditors' Meeting(s) or at any adjournment, postponement or rescheduling thereof and to vote the amount of the Affected Creditor's Voting Claim as follows (*mark only one*):

☐ Vote **FOR** the approval of the Plan, or

☐ Vote **AGAINST** the approval of the Plan

Please note that if no specification is made above, the Affected Creditor will be deemed to have voted FOR approval of the Plan at the applicable Creditors' Meeting(s) provided unless the Affected Creditor otherwise exercises its right to vote at the applicable Creditors' Meeting(s).

DATED at ______________________ this _______ day of ___________________, 2018.

AFFECTED CREDITOR'S SIGNATURE:

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____
(Print Legal Name of Affected Creditor)

____
(Print Legal Name of Assignee, if applicable)

____
(Signature of the Affected Creditor/Assignee or an Authorized Signing Officer of the Affected Creditor/Assignee)

____
(Print Name and Title of Authorized Signing Officer of the Affected Creditor/Assignee, if applicable)

____
(Mailing Address of the Affected Creditor/Assignee)

____
(Telephone Number and E-mail of the Affected Creditor/Assignee or Authorized Signing Officer of the Affected Creditor/Assignee)

YOUR PROXY MUST BE RECEIVED BY THE MONITOR AT THE ADDRESS LISTED BELOW OR BEFORE THE PROXY DEADLINE.

79 Wellington Street West
Suite 2010
P.O. Box 104
Toronto, ON M5K 1G8

Attention: Lizzy Pearson
E-mail: banro@fticonsulting.com

IF YOU HAVE ANY QUESTIONS REGARDING THIS PROXY OR THE VOTING PROCEDURES, OR IF YOU NEED AN ADDITIONAL COPY OR ADDITIONAL COPIES OF THE ENCLOSED MATERIALS, PLEASE CONTACT THE MONITOR AT banro@fticonsulting.com OR VISIT THE MONITOR'S WEBSITE AT http://cfcanada.fticonsulting.com/banro/.

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INSTRUCTIONS FOR COMPLETION OF PROXY FOR AFFECTED CREDITORS (OTHER THAN BENEFICIAL NOTEHOLDERS)

1. All capitalized terms used but not defined in this Proxy shall have the meanings ascribed to such terms in the Consolidated Plan of Compromise and Reorganization of Banro Corporation, Banro Group (Barbados) Limited, Banro Congo (Barbados) Limited, Namoya (Barbados) Limited, Lugushwa (Barbados) Limited, Twangiza (Barbados) Limited and Kamituga (Barbados) Limited (the "**Applicants**") dated January 25, 2018 (the "**Plan**"), a copy of which you have received.

2. The aggregate amount of your Claim in respect of which you are entitled to vote (your "**Voting Claim**") shall be your Proven Claim, or with respect to a Disputed Claim, the amount as determined by the Monitor to be your Voting Claim in accordance with the Claims Procedure Order and the Meeting Order.

3. Holders of Listed Claims (as defined in the Plan) are entitled to vote only at the meeting of the Affected Banro Unsecured Creditors. Affected Secured Creditors are entitled to vote at the meeting of the Affected Secured Creditors in respect of their Affected Secured Claims and at the meeting of the Affected Banro Unsecured Creditors in respect of their Affected Banro Unsecured Deficiency Claims.

4. Check the appropriate box to vote for or against the Plan. **If you do not check either box, you will be deemed to have voted FOR approval of the Plan provided you do not otherwise exercise your right to vote at the applicable Creditors' Meeting(s).**

5. Each Affected Creditor who has a right to vote at the applicable Creditors' Meeting(s) has the right to appoint a person (who need not be an Affected Creditor) to attend, act and vote for and on behalf of the Affected Creditor and such right may be exercised by inserting in the space provided the name of the person to be appointed, or to select a representative of the Monitor as its proxyholder. If no proxyholder is selected, the Affected Creditor will be deemed to have appointed any officer of FTI Consulting Canada Inc., in its capacity as Monitor, or such other person as FTI Consulting Canada Inc. may designate, as proxyholder of the Affected Creditor, with power of substitution, to attend on behalf of and act for the Affected Creditor at the applicable Creditors' Meeting to be held in connection with the Plan and at any and all adjournments, postponements or other rescheduling thereof.

6. Please read and follow these instructions carefully. Your completed Proxy must actually be received (i) by the Monitor at FTI Consulting Canada Inc., Monitor of Banro Corporation, Banro Group (Barbados) Limited, Banro Congo (Barbados) Limited, Namoya (Barbados) Limited, Lugushwa (Barbados) Limited, Twangiza (Barbados) Limited and Kamituga (Barbados) Limited, 79 Wellington Street West, Suite 2010, P.O. Box 104, Toronto, ON M5K 1G8 (Attention: Nigel Meakin), email: banro@fticonsulting.com prior to 12:00 pm (Toronto time) on March 8, 2018 or 24 hours (excluding Saturdays, Sundays and statutory holidays) which is the Proxy Deadline, prior to the time of any adjournment, postponement or rescheduling of the applicable Creditors' Meeting(s) or (ii) by the Chair at the applicable the Creditors' Meeting(s) (or any adjournment, postponement or rescheduling thereof) immediately prior to the vote at the time specified by the Chair (the "**Proxy Deadline**"). If your Proxy is not received by the Proxy Deadline, unless such time is extended, your Proxy will not be counted.

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7. Sign the Proxy - your original signature is required on the Proxy to appoint a proxyholder and vote at the applicable Creditors' Meeting(s). If you are completing the proxy as a duly authorized representative of a corporation or other entity, indicate your relationship with such corporation or other entity and the capacity in which you are signing, and if subsequently requested, provide proof of your authorization to so sign. In addition, please provide your name, mailing address, telephone number and e-mail address.

8. If you need additional Proxies, please immediately contact the Monitor.

9. If multiple Proxies are received from the same person with respect to the same Claims prior to the Proxy Deadline, the latest dated, validly executed Proxy timely received will supersede and revoke any earlier received Proxy. However, if a holder of Claims casts Proxies received by the Monitor dated with the same date, but which are voted inconsistently, such Proxies will not be counted. If a Proxy is not dated in the space provided, it shall be deemed dated as of the date it is received by the Monitor.

10. If an Affected Creditor validly submits a Proxy to the Monitor and subsequently attends the applicable Creditors' Meeting(s) and votes in person inconsistently, such Affected Creditor's vote at the applicable Creditors' Meeting(s) will supersede and revoke the earlier received Proxy.

11. Proxies may be accepted for purposes of an adjourned, postponed or other rescheduled Creditors' Meeting if received by the Monitor by the Proxy Deadline.

12. Any Proxy that is illegible or contains insufficient information to permit the identification of the claimant will not be counted.

13. After the Proxy Deadline, no Proxy may be withdrawn or modified, except by an Affected Creditor voting in person at the applicable Creditors' Meeting(s), without the prior consent of the Monitor and the Applicants.

IF YOU HAVE ANY QUESTIONS REGARDING THIS PROXY OR THE VOTING PROCEDURES, OR IF YOU NEED AN ADDITIONAL COPY OR ADDITIONAL COPIES OF THE ENCLOSED MATERIALS, PLEASE CONTACT THE MONITOR AT banro@fticonsulting.com OR VISIT THE MONITOR'S WEBSITE AT http://cfcanada.fticonsulting.com/banro/.

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85

Schedule "E"

FORM OF VOTING INSTRUCTION AND ELECTION FORM INFORMATION FOR BENEFICIAL NOTEHOLDERS

The Voting Instruction and Election Form ("VIEF") to be distributed to Beneficial Noteholders in accordance with the order (the "Meeting Order") of the Ontario Superior Court of Justice (Commercial List) (the "Court") made on February 1, 2018 shall include the information substantially as set forth in this Appendix E.

Capitalized terms used, but not defined herein, shall have the meanings given to them in the Meeting Order.

Beneficial Noteholders are required to provide both their Voting Instructions and Registration Elections in each case in accordance on or prior to the Beneficial Noteholder Voting and Election Deadline (or such earlier date as your intermediary may establish).

VOTING INSTRUCTIONS

Beneficial Noteholders shall be entitled to make the following elections:

- ☐ Take no voting action, New Equity registered in CDS participant name
- ☐ Take no voting action, New Equity registered in Beneficial Noteholder name per Registration Instructions
- ☐ Vote **<u>FOR</u>** the approval of the Plan, New Equity registered in CDS participant name
- ☐ Vote **<u>FOR</u>** the approval of the Plan, New Equity registered in Beneficial Noteholder name per Registration Instructions
- ☐ Vote **<u>AGAINST</u>** the approval of the Plan, New Equity registered in CDS participant name
- ☐ Vote **<u>AGAINST</u>** the approval of the Plan, New Equity registered in Beneficial Noteholder name per Registration Instructions

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REGISTRATION INSTRUCTIONS

A Beneficial Noteholder must provide the following information contained in the table below in connection with its Registration Instructions. If a Beneficial Noteholder fails to deliver its Registration Instructions prior to the Registration Election Deadline, the New Equity to be distributed to such Beneficial Noteholder under the Plan shall be issued and delivered to such Beneficial Noteholder's Participant Holder. Other information or forms may be required by the Transfer Agent.

REGISTRATION INSTRUCTIONS[1] *(please print or type)*
(Name)
(Street Address and Number)
(City and Province or State)
(Country and Postal (Zip) Code)
(Telephone – Business Hours)
(Email address)
(Facsimile number) (1) All Beneficial Noteholders must complete this box.

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Schedule "G"

BANRO
CORPORATION

PRESS RELEASE

Toronto, Ontario, February ●, 2018: Banro Corporation ("**Banro** or the "**Company**") announced today that, pursuant to an order of the Ontario Superior Court of Justice (Commercial List) (the "**Court**") made on February 1, 2018, meetings of its creditors will be held on March 9, 2018 at 1:30 pm (Toronto time) and 1:45 pm (Toronto time), at the offices of McMillan LLP at 181 Bay Street, Suite 4400, Toronto, Ontario, Canada, M5J 2T3 (the "**Creditors' Meetings**").

The purpose of the Creditors' Meetings will be to consider and, if deemed advisable, to pass, with or without variation, resolutions approving a Consolidated Plan of Compromise and Reorganization of Banro and certain of its subsidiaries pursuant to the *Companies' Creditors Arrangement Act* (Canada), R.S.C. 1985, c. C-36 (the "**CCAA**") and the *Canada Business Corporations Act*, R.S.C. 1985, c. C-44 (the "**CBCA**") dated January 25, 2018 (the "**Plan**").

The Plan provides that all shares and related equity instruments and claims of Banro (collectively, the "Equity Claims") will be cancelled and extinguished for no consideration and without any return of capital. Holders of Equity Claims will not be entitled to attend or vote at the Creditors' Meetings.

If the Plan is approved at the Creditors' Meetings, Banro intends to bring a motion (the "**Sanction Motion**") before the Court on March [16], 2018 at 10:00 am (Toronto time) or such later date as may be posted on the Monitor's website, at the Court located at 330 University Avenue, Toronto, Ontario M5G 1R8. The motion will be seeking the granting of an order sanctioning the Plan under the CCAA and for ancillary relief consequent upon such sanction. Any objections to the Sanction Motion must be delivered more than seven (7) business days prior to the hearing of the Sanction Motion.

You may view copies of the documents relating to this process on the Monitor's website at http://cfcanada.fticonsulting.com/banro/.

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Court File No. CV17-589016-00CL

ONTARIO
SUPERIOR COURT OF JUSTICE
COMMERCIAL LIST

PROCEEDING COMMENCED AT TORONTO

MEETING ORDER

Cassels Brock & Blackwell LLP
2100 Scotia Plaza
40 King Street West
Toronto, ON M5H 3C2

Ryan C. Jacobs LSUC# 59510J
Tel: 416.860.6465
Fax: 416.640.3189
rjacobs@casselsbrock.com

Jane Dietrich LSUC# 49302U
Tel: 416.860.5223
Fax: 416.640.3144
jdietrich@casselsbrock.com

Joseph Bellissimo LSUC# 46555R
Tel: 416.860.6572
Fax: 416.642.7150
jbellissimo@casselsbrock.com

Ben Goodis LSUC# 70303H
Tel: 416.869.5312
Fax: 416.640.3199
bgoodis@casselsbrock.com

Lawyers for the Applicants

LEGAL*45038117.20

Court File No. CV17-589016-00CL

ONTARIO
SUPERIOR COURT OF JUSTICE
(COMMERCIAL LIST)

THE HONOURABLE	)	THURSDAY, THE 1st
	)	
MR. JUSTICE HAINEY	)	DAY OF FEBRUARY, 2018

(the "**Applicants**")

ORDER
(Claims Procedure)

THIS MOTION made by Banro Corporation, Banro Group (Barbados) Limited, Banro Congo (Barbados) Limited, Namoya (Barbados) Limited, Lugushwa (Barbados) Limited, Twangiza (Barbados) Limited and Kamituga (Barbados) Limited (the "**Applicants**") for an Order (the "**Claims Procedure Order**") establishing a claims procedure for the identification and adjudication of certain claims against the Applicants and the submission of claims against the directors and officers of the Applicants, was heard this day at 330 University Avenue, Toronto, Ontario.

ON READING the within Notice of Motion, the Affidavit of Rory James Taylor sworn on January 25, 2018, including the exhibits thereto and the Second Report of FTI Consulting Canada Inc., in its capacity as Monitor (the "**Monitor**"), dated January 29, 2018 (the "**Second Report**"), and upon hearing the submissions of counsel for the Applicants, the Monitor, Baiyin, Gramercy and such other interested parties as were present, no one else appearing although duly served as appears from the affidavit of service of Sophie Moher sworn January 25, 2018,

SERVICE

1. **THIS COURT ORDERS** that the time and method for service of the Notice of Motion and the Motion Record be and is hereby abridged and validated such that this Motion is properly returnable today.

2

DEFINITIONS

2. **THIS COURT ORDERS** that any capitalized term used and not defined herein shall have the meaning ascribed thereto in the Initial Order in these proceedings dated December 22, 2017 as may be further amended, restated, supplemented and/or modified from time to time (the "**Initial Order**"), the Consolidated Plan of Compromise and Reorganization or the Meeting Order put forward by the Applicants in these proceedings dated February 1, 2018 as each may be amended or restated in accordance with its terms.

3. For the purposes of this Order the following terms shall have the following meanings:

(a) "**Affected Banro Unsecured Claim Schedule**" means a list in the form attached as Schedule "A" hereto to be maintained by the Monitor which identifies the following information: (x) the name of the Affected Banro Unsecured Creditor; (y) the amount of each such Affected Banro Unsecured Creditor's Affected Banro Unsecured Claim, as agreed to by the Monitor and the Applicants (the "**Initial Determination**");

(b) "**Assessments**" means Claims of Her Majesty the Queen in Right of Canada or of any Province or Territory or Municipality or any other taxation authority in any Canadian or foreign jurisdiction, including, without limitation, amounts which may arise or have arisen under any notice of assessment, notice of objection, notice of reassessment, notice of appeal, audit, investigation, demand or similar request from any taxation authority;

(d) "**Canadian Trustee**" means TSX Trust Company;

(e) "**Claim**" means:

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(f) "**Claimant**" means a Person asserting a Claim against any of the Applicants, or a Person asserting a Director/Officer Claim against any of the Directors or Officers of any of the Applicants;

(g) "**Claims Bar Date**" means 5:00 pm ET on March 6, 2018;

(h) "**Claims Officer**" means the individuals designated by the Monitor pursuant to paragraph 26 of this Order;

(i) "**Claims Package**" means the document package which shall be disseminated in accordance with the terms of this Claims Procedure Order and shall consist of a copy of this Claims Procedure Order and such other materials as the Monitor, in consultation with the Applicants, may consider appropriate;

(j) "**Claims Procedure**" means the procedures outlined in this Claims Procedure Order in connection with the assertion of Claims against the Applicants and/or the Directors and Officers;

(k) "**CRA**" means the Canada Revenue Agency;

(l) "**CRA Notice of Claim**" means a Notice of Claim included in the Claims Package to be sent to the CRA;

(m) "**Crown Priority Claim**" means a Claim referred to in section 6(3) of the CCAA;

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(p) "**Director/Officer Claimant**" means a holder of a Director/Officer Claim;

(q) "**Director/Officer Claim Instruction Letter**" means the letter containing instructions for completing the Director/Officer Proof of Claim form, substantially in the form attached as Schedule "B" hereto;

(r) "**Director/Officer Proof of Claim**" means the proof of claim referred to herein to be filed by Claimants with respect to Director/Officer Claims substantially in the form attached hereto as Schedule "C", which shall include all supporting documentation in respect of such Claim;

(t) "**Doré Loan Claimant**" means Baiyin International Investment Ltd;

(u) "**Doré Proven Claim**" has the meaning set forth in paragraph 19 hereof;

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(w) "**Employee Priority Claim Initial Determination**" means the amount, as agreed to by the Monitor and the Applicants, of an Employee Priority Claim;

(x) "**Filing Date**" means December 22, 2017;

(y) "**Initial Determination**" has the meaning set forth in the definition of Affected Banro Unsecured Claim Schedule;

(z) "**Initial Order**" has the meaning ascribed to that term in the Recitals;

(aa) "**Listed Creditors**" means the Affected Banro Unsecured Creditors with Claims set out on the Affected Banro Unsecured Claim Schedule, unless such Affected Banro Unsecured Creditors are removed from the Affected Banro Unsecured Claim Schedule with the consent of the Applicants and the Requisite Consenting Parties prior to the date of the Creditors' Meetings;

(bb) "**Monitor**" means FTI Consulting Canada Inc., in its capacity as Court-appointed Monitor of the Applicants in the CCAA Proceedings;

(dd) "**Namoya Forward II Claimants**" means, collectively, Namoya Gold Forward Holdings II LLC and Baiyin International Investment Ltd;

(ee) "**Namoya Forward II Proven Claim**" has the meaning set forth in paragraph 20 hereof;

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(ff) "**Noteholder**" means the holders of the Secured Notes as determined in accordance with this Claims Procedure Order;

(gg) "**Notice of Claim**" means the notice substantially in the form attached as Schedule "D" hereto, advising each Affected Banro Unsecured Creditor of the Initial Determination amount with respect to its Affected Banro Unsecured Claim;

(hh) "**Notice of Dispute**" means the Notice of Dispute form substantially in the form attached as Schedule "E" hereto;

(jj) "**Participant Holder**" means each person who is a CDS Clearing and Depository Services Inc. participant;

(kk) "**Press Release**" means the press release, substantially in the form attached as Schedule "F" hereto;

(mm) "**Secured Notes Proven Claim**" has the meaning set forth in paragraph 21 hereof.

4. **THIS COURT ORDERS** that all references as to time herein shall mean local time in Toronto, Ontario, Canada, and any reference to an event occurring on a Business Day shall mean prior to 5:00 p.m. on such Business Day unless otherwise indicated herein, and any reference to an event occurring on a day that is not a Business Day shall mean the next following day that is a Business Day.

5. **THIS COURT ORDERS** that all references to the word "including" shall mean "including without limitation", all references to the singular herein include the plural, the plural include the singular, and any gender includes all genders.

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MONITOR'S ROLE

6. **THIS COURT ORDERS** that, in addition to its prescribed rights, duties, responsibilities and obligations under the CCAA, the Initial Order and any other orders of the Court in the CCAA Proceedings, the Monitor is hereby directed and empowered to implement the Claims Procedure set out herein and to take such other actions and fulfill such other roles as are authorized by this Claims Procedure Order or incidental thereto.

7. **THIS COURT ORDERS** that the Monitor (i) shall have all of the protections given to it by the CCAA, the Initial Order, any other orders of the Court in the CCAA Proceedings, and this Claims Procedure Order, or as an officer of the Court, including the stay of proceedings in its favour; (ii) shall incur no liability or obligation as a result of the carrying out of the provisions of this Claims Procedure Order, other than in respect of its gross negligence or wilful misconduct; (iii) shall be entitled to rely on the books and records of the Applicants and any information provided by the Applicants, all without independent investigation; and (iv) shall not be liable for any claims or damages resulting from any errors or omissions in such books, records or information.

8. **THIS COURT ORDERS** that the Applicants, and their respective Officers, Directors, employees, agents and representatives, and any other Person given notice of this Claims Procedure Order shall fully cooperate with the Monitor in the exercise of its powers and discharge of its duties and obligations under this Claims Procedure Order.

9. **THIS COURT ORDERS** that the Monitor shall promptly provide a copy of any Director/Officer Proof of Claim, Notice of Dispute, or any other document received by the Monitor in connection with the Claims Procedure to counsel for the Applicants, Cassels Brock & Blackwell LLP, by email to Sophie Moher (smoher@casselsbrock.com).

PROCEDURE FOR LISTED CREDITORS

10. **THIS COURT ORDERS** that as soon as practicable, and no later than 5:00 p.m. on February 5, 2018, the Monitor shall send a Claims Package to each of the Listed Creditors, including a Notice of Claim to each Listed Creditor specifying the Initial Determination amount of the Listed Creditor's Affected Banro Unsecured Claim for voting and distribution purposes.

11. **THIS COURT ORDERS** that the Notice of Claim to be sent by the Monitor for Listed Creditors who are or were employees of Banro shall include the Employee Priority Claim Initial Determination for such Listed Creditor.

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12. **THIS COURT ORDERS** that if a Listed Creditor wishes to dispute the amount of its Initial Determination amount with respect to its Claim and/or, if applicable its Employee Priority Claim Initial Determination as set out in the Notice of Claim, the Listed Creditor shall deliver to the Monitor a Notice of Dispute which must be received by the Monitor by the Claims Bar Date. Such Listed Creditor shall specify therein the details of the dispute with respect to its Claim.

13. **THIS COURT ORDERS** that if a Listed Creditor does not deliver to the Monitor a completed Notice of Dispute such that it is received by the Monitor by the Claims Bar Date disputing its Claim as determined in the Notice of Claim, then (a) such Listed Creditor shall be deemed to have accepted the Initial Determination amount of the Listed Creditor's Affected Banro Unsecured Claim and, if applicable, the Employee Priority Claim Initial Determination as set forth in the Notice of Claim, (b) such Listed Creditor's Affected Banro Unsecured Claim as determined in the Notice of Claim shall be treated as a Proven Affected Banro Unsecured Claim, and (c) any and all of the Listed Creditor's rights to dispute its Affected Banro Unsecured Claim and, if applicable its Employee Priority Claim Initial Determination as determined in the Notice of Claim or to otherwise assert or pursue such Claims other than as they are determined in the Notice of Claim shall be forever extinguished and barred without further act or notification.

14. **THIS COURT ORDERS** that upon receipt of a Notice of Dispute, the Monitor, in consultation with the Applicants, may:

(a) request additional information;

(b) consensually resolve the disputed Claim;

(c) refer, on notice to the Listed Creditor and with the consent of the Requisite Consenting Parties and the Applicants, the adjudication of the disputed Claim to a Claims Officer appointed in accordance with this Claims Procedure Order; or

(d) bring a motion, on notice to the Listed Creditor, before the Court in these CCAA Proceedings to adjudicate the disputed Claim.

CROWN PRIORITY CLAIMS

15. **THIS COURT ORDERS** that the Monitor shall send a Claims Package to the CRA including the CRA Notice of Claim solely with respect to Crown Priority Claims with an amount of $0.00.

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16. **THIS COURT ORDERS** that if the CRA wishes to dispute the amount of its its Crown Priority Claim as set out in the CRA Notice of Claim, the CRA shall deliver to the Monitor a Notice of Dispute which must be received by the Monitor by the Claims Bar Date. The CRA shall specify therein the details of the dispute with respect to its Crown Priority Claim, including the specific amount being claimed in respect of its Crown Priority Claim.

17. **THIS COURT ORDERS** that if the CRA does not deliver to the Monitor a completed Notice of Dispute such that it is received by the Monitor by the Claims Bar Date disputing its Crown Priority Claim as determined in the CRA Notice of Claim in accordance with paragraph 15 of this Order, then (i) the CRA shall be deemed to have accepted the Initial Determination amount of the Crown Priority Claim as set forth in the CRA Notice of Claim; and (ii) any and all of the CRA rights to dispute its Crown Priority Claim as determined in the CRA Notice of Claim or to otherwise assert or pursue any other amounts in respect of its Crown Priority Claim other than as they are determined in the CRA Notice of Claim shall be forever extinguished and barred without further act or notification.

18. **THIS COURT ORDERS** that upon receipt of a Notice of Dispute from the CRA, the Monitor, with the consent of the Applicants and the Required Consenting Parties, may:

(a) request additional information;

(b) consensually resolve the disputed Crown Priority Claim; or

(c) bring a motion, on notice to the CRA, before the Court in these CCAA Proceedings for directions with respect to the disputed Crown Priority Claim.

PROCEDURE FOR CLAIMS UNDER THE DORÉ LOAN

19. **THIS COURT ORDERS** that the Proven Affected Secured Claim in respect of the Doré Loan shall be in the amount of US$10,247,120 (the "**Doré Proven Claim**"), the Affected Creditor holding such Affected Claim is the Doré Loan Claimant, and the Doré Loan Claimant shall not be required to file a proof of claim in respect of its Claims pertaining to the Doré Loan.

PROCEDURE FOR CLAIMS UNDER THE NAMOYA FORWARD II AGREEMENT

20. **THIS COURT ORDERS** that the Proven Affected Secured Claim in respect of the Namoya Forward II Agreement shall be in the amount of US$20,000,000 (the "**Namoya Forward II Proven Claim**"), the Affected Creditor holding such Affected Claim is the Namoya

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Forward II Claimant, and the Namoya Forward II Claimant shall not be required to file a proof of claim in respect of its Claims pertaining to the Namoya Forward II Agreement.

PROCEDURE FOR CLAIMS UNDER THE SECURED NOTES

21. **THIS COURT ORDERS** that the Proven Affected Secured Claim in respect of the Secured Notes shall be in the amount of US$203,506,170 (the "**Secured Notes Proven Claim**") and neither the Canadian Trustee, the Participant Holders nor any Beneficial Noteholder shall be required file a proof of claim in respect of Claims pertaining to the Secured Notes.

PROCEDURE FOR DIRECTOR/OFFICER CLAIMS

22. **THIS COURT ORDERS** that the Applicants shall, as soon as practicable following the granting of this Order, issue the Press Release, with such modifications as may be agreed to by the Applicants, the Monitor and the Requisite Consenting Parties.

23. **THIS COURT ORDERS** that any Director/Officer Claimant that wishes to assert a Director/Officer Claim against any of the Directors or Officers of the Applicants shall file a Director/Officer Proof of Claim with the Monitor so that the Director/Officer Proof of Claim is received by the Monitor by no later than the Claims Bar Date.

24. **THIS COURT ORDERS** that any Director/Officer Claimant that fails to file a Director/Officer Proof of Claim such that it is received by the Monitor on or before the Claims Bar Date, shall be and is hereby forever barred, estopped and enjoined from asserting or enforcing any Director/Officer Claim against any of the Directors and/or Officers of the Applicants, and all such Director/Officer Claims shall be forever extinguished.

25. **THIS COURT ORDERS** that that each of the Monitor (with the consent of the Applicants), the Applicants or any of the Directors or Officers of the Applicants shall be entitled, but is not obliged, to bring a motion seeking approval of an adjudication procedure or procedures for the determination as to whether any Director/Officer Proof of Claim filed in accordance with this Order is a valid Director/Officer Claim. At any time, the Monitor, the Applicants or any of the Directors or Officers of the Applicants may request additional information from the Director/Officer Claimant with respect to any Director/Officer Claim.

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CLAIMS OFFICERS

26. **THIS COURT ORDERS** that such Person or Persons as may be appointed by the Monitor from time to time, and with the consent of the Applicants and the Requisite Consenting Parties, be and they are hereby appointed as Claims Officers.

27. **THIS COURT ORDERS** that where a Claim is referred to a Claims Officer:

(a) the Claims Officer shall in its sole discretion determine all procedural matters which may arise in respect of its determination of these matters, including the manner in which any evidence may be adduced;

(b) the Claims Officer shall determine the validity and amount of the Claim in accordance with this Claims Procedure Order, and to the extent necessary may determine whether any Claim or part thereof constitutes an Excluded Claim or an Affected Claim, and shall provide written reasons for any such determination to the Claimant, the Monitor, and the Applicants; and

(c) the Claims Officer shall have the sole discretion to determine by whom and to what extent the costs of any adjudication by the Claims Officer shall be paid.

28. **THIS COURT ORDERS** that the Monitor, the Claimant or the Applicants may, within ten (10) days of such party receiving notice of a Claims Officer's determination of the value of a Claimant's Claim, appeal such determination or any other matter determined by the Claims Officer to the Court by filing a notice of appeal together with all material upon which the party appealing intends to rely, and the appeal shall be initially returnable within ten (10) days of filing such notice of appeal.

29. **THIS COURT ORDERS** that if no party appeals the determination made by a Claims Officer within the time provided for herein, the determination of the Claims Officer shall be final and binding upon all Persons, including the Applicants, the Monitor, and the Claimant, and there shall be no further right of appeal, review or recourse to the Court from the Claims Officer's determination.

NOTICE TO TRANSFEREES

30. **THIS COURT ORDERS** that subject to the terms of any subsequent Order of this Court, if the holder of a Claim or Director/Officer Claim transfers or assigns the whole of such Claim or Director/Officer Claim to another Person, neither the Monitor nor any of the Applicants shall be

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obligated to give notice to or otherwise deal with the transferee or assignee of such Claim or Director/Officer Claim in respect thereof unless and until actual written notice of transfer or assignment, together with satisfactory evidence of such transfer or assignment, shall have been received and acknowledged by the Monitor in writing, with the consent of the Applicants, and thereafter such transferee or assignee shall, for the purposes hereof, constitute the "Claimant" in respect of such Claim or Director/Officer Claim. Any such transferee or assignee of a Claim or Director/Officer Claim shall be bound by any notices given or steps taken in respect of such Claim or Director/Officer Claim in accordance with this Claims Procedure Order prior to receipt and acknowledgement by the Monitor of satisfactory evidence of such transfer or assignment. A transferee or assignee of a Claim or Director/Officer Claim takes the Claim or Director/Officer Claim subject to any defences, rights of set-off or other remedies to which any of the Applicants may be entitled with respect to such Claim or Director/Officer Claim. For greater certainty, a transferee or assignee of a Claim or Director/Officer Claim is not entitled to set-off, apply, merge, consolidate or combine any Claims or Director/Officer Claim assigned or transferred to it against or on account or in reduction of any amounts owing by such Person to any of the Applicants.

31. **THIS COURT ORDERS** that nothing in this Claims Procedure Order shall restrict Beneficial Noteholders from transferring or assigning holdings in Secured Notes, in whole or in part, and any such transfer or assignment shall be governed by the provisions of the Plan and the Meeting Order, provided that nothing in this paragraph shall limit or restrict the application of the provisions of the Support Agreement.

SERVICE AND NOTICE

32. **THIS COURT ORDERS** that the Monitor may, unless otherwise specified by this Claims Procedure Order, serve and deliver or cause to be served and delivered the Claims Package, and any letters, notices or other documents, to the Claimants or any other interested Person by forwarding copies thereof by prepaid ordinary mail, courier, personal delivery or email to such Persons at the physical or electronic address, as applicable, last shown on the books and records of the Applicants or set out in such Claimant's Director/Officer Proof of Claim or Notice of Dispute. Any such service and delivery shall be deemed to have been received: (i) if sent by ordinary mail, on the third Business Day after mailing within Ontario, the fifth Business Day after mailing within Canada (other than within Ontario), and the tenth Business Day after mailing internationally; (ii) if sent by courier or personal delivery, on the next Business Day following dispatch; and (iii) if delivered by electronic transmission by 5:00 p.m. on a Business Day, on

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such Business Day and if delivered after 5:00 p.m. or other than on a Business Day, on the following Business Day.

33. **THIS COURT ORDERS** that any notice or communication required to be provided or delivered by a Claimant to the Monitor under this Claims Procedure Order shall be in writing in substantially the form, if any, provided for in this Claims Procedure Order and will be sufficiently given only if delivered by prepaid ordinary mail, registered mail, courier, personal delivery or email addressed to:

> FTI Consulting Canada Inc., Monitor of Banro Corporation, Banro Group (Barbados) Limited, Banro Congo (Barbados) Limited, Namoya (Barbados) Limited, Lugushwa (Barbados) Limited, Twangiza (Barbados) Limited and Kamituga (Barbados) Limited
>
> 79 Wellington Street West, Suite 2010
> P.O. Box 104
> Toronto, ON
> M5K 1G8
> Email: banro@fticonsulting.com

34. **THIS COURT ORDERS** that if, during any period during which notices or other communications are being given pursuant to this Claims Procedure Order, a postal strike or postal work stoppage of general application should occur, such notices or other communications sent by ordinary or registered mail and then not received shall not, absent further Order of this Court, be effective and notices and other communications given hereunder during the course of any such postal strike or work stoppage of general application shall only be effective if given by courier, personal delivery, facsimile transmission or email in accordance with this Claims Procedure Order.

GENERAL PROVISIONS

35. **THIS COURT ORDERS** that any Claim or Director/Officer Claim other than Employee Priority Claims and Crown Priority Claims denominated in a currency other than United States dollars shall be converted to United States dollars at the Bank of Canada daily exchange rate in effect at the Filing Date. Any Employee Priority Claims and Crown Priority Claims denominated in a currency other than Canadian dollars shall be converted to Canadian dollars at the Bank of Canada daily exchange rate in effect at the Filing Date.

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36. **THIS COURT ORDERS** that, except as otherwise set out herein, interest and penalties that would otherwise accrue after the Filing Date shall not be included in any Claim or Director/Officer Claim.

37. **THIS COURT ORDERS** that notwithstanding any other provisions of this Claims Procedure Order, the solicitation by the Monitor or the Applicants of Director/Officer Proofs of Claim, the delivery of a Notice of Claim and the filing by any Claimant of any Director/Officer Proof of Claim shall not, for that reason only, grant any Person any standing in the CCAA Proceedings or rights under any Plan.

38. **THIS COURT ORDERS** that the Monitor is hereby authorized to use reasonable discretion as to the adequacy of compliance with respect to the manner in which any forms delivered hereunder are completed and executed and the time in which they are submitted, and may, where the Monitor is satisfied that a Claim has been adequately proven, waive strict compliance with the requirements of this Order, including in respect of the completion, execution and time of delivery of such forms.

39. **THIS COURT ORDERS** that any acceptance, revision or rejection of any Claim by the Monitor, or in accordance with this Claims Procedure Order will be solely for the purposes of voting and/or receiving a distribution under any plan of compromise and reorganization put forward by the Applicants in these CCAA Proceedings. The Monitor may, in accordance with this Claims Procedure Order, accept any Affected Claim for voting purposes only without prejudice to the adjudication of such Affected Claim for distribution purposes.

40. **THIS COURT ORDERS** that amounts claimed in Assessments issued after the Filing Date shall be subject to this Order and there shall be no presumption of validity or deeming of the amount due in respect of the Claim or Director/Officer Claim set out in any Assessment.

41. **THIS COURT ORDERS** that the Claims Procedure and the forms of Notice of Claim, Director/Officer Claim Instruction Letter, Director/Officer Proof of Claim, Notice of Dispute, Press Release and Affected Banro Unsecured Claim Schedule are hereby approved. Notwithstanding the foregoing, unless otherwise provided for in this Order, the Monitor may, from time to time and with the consent of the Applicants and Requisite Consenting Parties, make such minor non-substantive changes to the forms as the Monitor, in its sole discretion, may consider necessary or desirable.

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42. **THIS COURT ORDERS** that the sending of the Claims Package to the Claimants and the publication of the Press Relase, in accordance with this Claims Procedure Order, the posting of the Claims Package to the Monitor's website and completion of the incidental requirements of this Claims Procedure Order, shall constitute good and sufficient service and delivery of notice of this Claims Procedure Order and the Claims Bar Date on all Persons who may be entitled to receive notice and who may wish to assert a Claim or Director/Officer Claim, and no other notice or service need be given or made and no other document or material need be sent to or served upon any Person in respect of this Claims Procedure Order.

43. **THIS COURT ORDERS** that the Monitor or the Applicants may from time to time apply to this Court to extend the time for any action which the Monitor or the Applicants is required to take if reasonably required to carry out its duties and obligations pursuant to this Claims Procedure Order and for advice and directions concerning the discharge of its powers and duties under this Claims Procedure Order or the interpretation or application of this Claims Procedure Order.

44. **THIS COURT ORDERS** that nothing in this Claims Procedure Order shall prejudice the rights and remedies of any Directors or Officers or other Persons under the Directors' Charge or any applicable insurance policy, or prevent or bar any Person from seeking recourse against or payment from the Applicants' insurance and any Director's or Officer's liability insurance policy or policies that exist to protect or indemnify the Directors or Officers or other Persons, whether such recourse or payment is sought directly by the Person asserting a Claim from the insurer or derivatively through the Director or Officer of any of the Applicants; provided, however, that nothing in this Claims Procedure Order shall create any rights in favour of such Person under any policies of insurance nor shall anything in this Claims Procedure Order limit, remove, modify or alter any defence to such Claim available to the insurer pursuant to the provisions of any insurance policy or at law.

45. **THIS COURT HEREBY REQUESTS** the aid and recognition of any court, tribunal, regulatory or administrative bodies, having jurisdiction in Canada or in the United States of America, to give effect to this Claims Procedure Order pursuant to section 17 of the CCAA and to assist the Applicants, the Monitor, and their respective agents in carrying out the terms of this Claims Procedure Order. All courts, tribunals, regulatory and administrative bodies are hereby respectfully requested to make such orders and to provide such assistance to the Applicants and to the Monitor, as an officer of this Court, as may be necessary or desirable to give effect to this Claims Procedure Order, to grant representative status to the Monitor in any foreign

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proceeding, or to assist the Applicants, the Monitor, and their respective agents in carrying out the terms of this Claims Procedure Order.

Hainey J.

ENTERED AT / INSCRIT À TORONTO
ON / BOOK NO:
LE / DANS LE REGISTRE NO:

FEB 0 1 2018

PER / PAR:

A-1

SCHEDULE "A"

FORM OF AFFECTED BANRO UNSECURED CLAIM SCHEDULE

Name of Claimant	Initial Determination Amount	Contact & Claimant Address	Name of Counsel	Counsel Contact & Address

B-2

SCHEDULE "B"

CLAIMANT'S GUIDE TO COMPLETING THE DIRECTOR/OFFICER PROOF OF CLAIM FORM FOR CLAIMS AGAINST DIRECTORS AND/OR OFFICERS OF BANRO CORPORATION, BANRO GROUP (BARBADOS) LIMITED, BANRO CONGO (BARBADOS) LIMITED, NAMOYA (BARBADOS) LIMITED, LUGUSHWA (BARBADOS) LIMITED, TWANGIZA (BARBADOS) LIMITED AND KAMITUGA (BARBADOS) LIMITED (the "Applicants")

This Guide has been prepared to assist Claimants in filling out the Director/Officer Proof of Claim form for claims against the Directors and/or Officers of the Applicants. If you have any questions regarding completion of the Director/Officer Proof of Claim, please consult the Monitor's website at http://cfcanada.fticonsulting.com/banro/ or contact the Monitor, whose contact information is set out below.

The Director/Officer Proof of Claim form is for Claimants asserting a claim against any Directors and/or Officers of any of the Applicants, and NOT for claims against any of the Applicants themselves.

Additional copies of the Director/Officer Proof of Claim form may be found at the Monitor's website address noted above.

Please note that this is a guide only, and that in the event of any inconsistency between the terms of this guide and the terms of the Claims Procedure Order made on February 1, 2018 (the "**Claims Procedure Order**"), the terms of the Claims Procedure Order will govern.

SECTION 1 - ORIGINAL CLAIMANT

1. A separate Director/Officer Proof of Claim must be filed by each legal entity or person asserting a claim against any of the Applicants' Directors or Officers.
2. The Claimant shall include any and all Director/Officer Claims it asserts against any of the Applicants' Directors or Officers in a single Director/Officer Proof of Claim.
3. The full legal name of the Claimant must be provided.
4. If the Director/Officer Claimant operates under a different name or names, please indicate.
5. Unless the claim is assigned or transferred, all future correspondence, notices, etc. regarding the claim will be directed to the address and contact indicated in this section.

SECTION 2(A) - ASSIGNEE

6. If the Director/Officer Claimant has assigned or otherwise transferred its claim, then Section 1(a) must be also completed in addition to 1.
7. The full legal name of the Assignee must be provided.
8. If the Assignee operates under a different name or names, please indicate this.
9. If the Monitor in consultation with the Applicants and the Requisite Consenting Parties is satisfied that an assignment or transfer has occurred, all future correspondence, notices,

B-3

etc. regarding the claim will be directed to the Assignee at the address and contact indicated in this section.

SECTION 2 - AMOUNT OF CLAIM OF CLAIMANT AGAINST DIRECTOR AND/OR OFFICER

11. Indicate the amount the Director(s) and/or Officer(s) was/were and still is/are indebted to the Claimant in the Amount of Claim column.

12. The full name of all of the Applicants' Directors or Officers against whom the Claim is asserted must be listed.

Currency

13. The amount of the claim must be provided in the currency in which it arose.

14. Indicate the appropriate currency in the Currency column.

15. If the claim is denominated in multiple currencies, use a separate line to indicate the claim amount in each such currency. If there are insufficient lines to record these amounts, attach a separate schedule indicating the required information.

16. If necessary, currency will be converted to United States dollars in accordance with the Claims Procedure Order.

SECTION 3 - DOCUMENTATION

17. Attach to the Director/Officer Proof of Claim form all particulars of the claim and supporting documentation, including amount and description of transaction(s) or agreement(s) or legal breach(es) giving rise to the claim.

SECTION 4 - CERTIFICATION

18. The person signing the Director/Officer Proof of Claim should:

    (a) be the Claimant or authorized representative of the Director/Officer Claimant.

    (b) have knowledge of all the circumstances connected with this claim.

    (c) assert the claim against the Director/Officer as set out in the Director/Officer Proof of Claim and certify all supporting documentation is attached.

    (d) have a witness to its certification.

19. By signing and submitting the Director/Officer Proof of Claim, the Director/Officer Claimant is asserting the claim against the Director/Officer(s).

SECTION 5 - FILING OF CLAIM

The Director/Officer Proof of Claim must be received by the Monitor on or before 5:00 p.m. (Toronto time) on March 6, 2018 (the "Claims Bar Date") by prepaid ordinary mail, registered mail, courier, personal delivery or email at the following address:

B-4

79 Wellington Street West, Suite 2010
P.O. Box 104
Toronto, ON
M5K 1G8
Attention: Lizzy Pearson
Email: banro@fticonsulting.com

Failure to file your Director/Officer Proof of Claim so that it is actually received by the Monitor on or before 5:00 p.m., on the Claims Bar Date will result in your claim being barred and you will be prevented from making or enforcing a claim against the Directors and Officers of any of the Applicants. In addition, you shall not be entitled to further notice in and shall not be entitled to participate as a creditor in the Applicants' CCAA proceedings.

C-1

SCHEDULE "C"

This form is to be used only by Director/Officer Claimants asserting a claim against any Directors and/or, Officers of any of the Applicants and NOT for claims against any of the Applicants themselves.

1 Original Claimant (the "Claimant")

Legal Name of Claimant	______________	Name of Contact	______________
Operating Name (if different)	______________	Title	______________
Address	______________	Phone #	______________
	______________	Email	______________
City ______________	Prov/State ______________		
Postal/Zip Code	______________		

1(A) Assignee, if claim has been assigned

Legal Name of Assignee	______________	Name of Contact	______________
Operating Name (if different)	______________	Title	______________
Address	______________	Phone #	______________
	______________	Email	______________
City ______________	Prov/State ______________		
Postal/Zip Code	______________

C-2

2. Amount of Director/Officer Claim

The Director(s)/Officer(s) was/were and still is/are indebted to the Claimant as follows:

Name(s) of Director(s), and/or Officers	Currency	Amount of Director/Officer Claim	Basis of Director/Officer Liability
____________	____________	____________	____________
____________	____________	____________	____________
____________	____________	____________	____________
____________	____________	____________	____________
____________	____________	____________	____________

3. Documentation

Provide all particulars of the Director/Officer Claim and supporting documentation, including any claim assignment/transfer agreement or similar document, if applicable, and including amount and description of transaction(s) or agreement(s) or legal breach(es) giving rise to the Director/Officer Claim.

4. Certification

I here certify that:

1. I am the Director/Officer Claimant or authorized representative of the Director/Officer Claimant.
2. I have knowledge of all the circumstances connected with this claim.
3. The Director/Officer Claimant asserts this claim against the Director(s)/Officer(s) as set out above.
4. Complete documentation in support of this claim is attached.

Signature: ____________________ Witness: ____________________

Name: ____________________ Signature: ____________________

Title: ____________________ (print) ____________________

Dated at ______________ this ______________ day of ________________, 2018

C-3

5. Filing of Claim

This Director/Officer Proof of Claim must be received by the Monitor on or before 5:00 p.m. (Toronto time) on March 6, 2018 by prepaid ordinary mail, registered mail, courier, personal delivery or electronic transmission at the following address:

79 Wellington Street West, Suite 2010
P.O. Box 104
Toronto, ON
M5K 1G8
Attention: Lizzy Pearson
Email: banro@fticonsulting.com

D-1

SCHEDULE "D"

NOTICE OF CLAIM

TO: [insert name and address of creditor]
CLAIM REFERENCE NO: [insert claim reference number]

This notice is issued pursuant to the Claims Procedure Order of the Ontario Superior Court of Justice (Commercial List) granted February 1, 2018 in the CCAA Proceedings ("**Claims Procedure Order**"). Capitalized terms used herein are as defined in the Claims Procedure Order unless otherwise noted. A copy of the Claims Procedure Order can be obtained from the website of FTI Consulting Canada Inc., the Court-appointed Monitor of the Applicants, at http://cfcanada.fticonsulting.com/banro.

According to the books, records and other relevant information in the possession of the Applicants, your total Claim is as follows:

Debtor	Initial Determination Amount*	Employee Priority Claim Initial Determination (if applicable)	Description of Nature of Claim
	$		

*Amount is in United States Dollars. Pursuant to the Claims Procedure Order all Claims (other than Employee Priority Claims and Crown Priority Claims) in an original currency other than United States Dollars are converted to United States Dollars using the Bank of Canada daily exchange rate on December 22, 2017. Employee Priority Claims and Crown Priority Claims in an original currency other than Canadian Dollars are converted to Canadian Dollars using the Bank of Canada daily exchange rate on December 22, 2017.

If you **AGREE** that the foregoing determination accurately reflects your Claim(s) against the Applicants, **YOU ARE NOT REQUIRED TO RESPOND TO THIS NOTICE OF CLAIM**. If you disagree with the determination of your Claim(s) against the Applicants as set out herein, you must deliver a Notice of Dispute to the Monitor **on or before 5:00 p.m. (Toronto time) on March 6, 2018 (the "Claims Bar Date")**.

If you fail to deliver a Notice of Dispute of such that it is received by the Monitor by the Claims Bar Date, then you shall be deemed to have accepted your Affected Banro Unsecured Claim(s) and if applicable, your Employee Priority Claim Initial Determination as set out in this Notice of Claim.

DATED at Toronto, this day of , 2018.

E-1

SCHEDULE "E"

NOTICE OF DISPUTE

---

Claim Reference Number: ______________________________

1. Particulars of Claimant:

Full Legal Name of Claimant (include trade name, if different)

____

____

(the "Claimant")

Full Mailing Address of the Claimant:

____

____

Other Contact Information of the Claimant:

Telephone Number: ______________________________

Email Address: ______________________________

Attention (Contact Person): ______________________________

2. If you have acquired this claim from another party, particulars of original Claimant from whom you acquired the Affected Claim

Have you acquired this purported Claim by assignment?

Yes: ☐ No: ☐

If yes and if not already provided, attach documents evidencing assignment.

Full Legal Name of original Claimant(s): ______________________________

3. Dispute of Notice of Claim:

The Claimant hereby disputes with the value of its Affected Banro Unsecured Claim, as set out in the Notice of Claim and asserts an Affected Banro Unsecured Claim as follows:

E-2

	Initial Determination Amount:	Amount claimed by Claimant[1]:
Affected Banro Unsecured Claim	$	$
Employee Priority Claim	$	$

4. Reasons for Dispute (provide all particulars of the Claim and supporting documentation, including amount, and description of transaction(s) or agreement(s), or legal breach(es) giving rise to the Affected Banro Unsecured Claim, including any claims assignment/transfer agreement or similar document, if applicable, and amount of invoices, particulars of all credits, discounts, etc. claimed, description of the security, if any, granted by any of the Applicants to the Claimant and estimated value of such security):

____

____

____

____

____

____

5. Filing of Notice of Dispute

This Notice of Dispute must be received by the Monitor on or before 5:00 p.m. (Toronto time) on March 6, 2018 by prepaid ordinary mail, registered mail, courier, personal delivery or email at the following address:

79 Wellington Street West
Suite 2010
P.O. Box 104
Toronto, ON M5K 1G8

Attention: Lizzy Pearson
E-mail: banro@fticonsulting.com

For more information see http://cfcanada.fticonsulting.com/banro/ or contact the Monitor by telephone (1-888-425-0980) or email.

[1] If necessary, currency will be converted in accordance with the Claims Procedure Order.

F-3

SCHEDULE "F"

BANRO
CORPORATION

PRESS RELEASE

Banro Announces Meetings of Creditors and Claims Procedures

Toronto, Ontario, February [1], 2018 – Banro Corporation ("**Banro**") and its Barbados based subsidiaries (collectively, the "**Companies**") announced today their consolidated plan of compromise and reorganization (the "**Plan**") has been accepted for filing by the Ontario Superior Court of Justice (Commercial List) (the "**Court**") in connection with the Companies' restructuring proceedings under the *Companies' Creditors Arrangement Act* (the "**CCAA**"). This filing marks a major milestone in the Court-supervised restructuring process under the CCAA to restructure the Companies' business.

In connection with filing of the Plan, the Court has also granted orders (i) authorizing meetings of creditors of the Companies to be held on March 9, 2018 to consider approval of the Plan (the "**Meeting Order**"); and (ii) establishing a claims procedure to determine certain claims against the Companies that are to be affected by the Plan and to identify and determine all claims against the directors and officers of the Companies (the "**Claims Procedure Order**"). As described below, claims against the directors and officers of the Companies must be filed and received by the Monitor by no later than 5:00 pm Toronto time on March 6, 2018

FTI Consulting Canada Inc. is overseeing the Companies' CCAA proceedings as the court-appointed Monitor. Terms not otherwise defined herein have the meanings provided for in the Plan which is available on the Monitor's website at **http://cfcanada.fticonsulting.com/banro/**.

THE PLAN

The Companies will proceed with the Plan if no superior transaction is identified and implemented under the previously announced sale and investment solicitation process (the "**SISP**") which was approved by the Court on January 18, 2018. The SISP process is currently underway.

The Plan provides for (i) the exchange of certain parity lien debt for all of the equity of restructured Banro (subject to dilution on account of certain equity warrants to be issued in connection with the Plan and associated transactions) ("**Newco**"); (ii) the compromise of certain unsecured claims at Banro for nominal consideration; and (iii) the cancellation all existing equity of Banro and any and all equity related claims. In addition, concurrent with the implementation of the Plan, amendments to certain priority lien debt and streaming obligations held by Baiyin International Investment Ltd and Gramercy Funds Management LLC or related parties of those entities, including deferrals or partial forgiveness of certain obligations owing thereunder, will continue in effect conditional upon the implementation of the Plan.

F-4

The Plan is intended to restructure the Companies' business to preserve its mining assets and permit the Companies to continue normal operations in the Democratic Republic of the Congo (the "**DRC**").

The above description is a summary only and is subject to final provisions of the Plan.

CREDITORS' MEETINGS

Voting by Affected Creditors

The Plan contemplates two classes of creditors (collectively, the "**Affected Creditors**"), a class of secured creditors (the "**Affected Secured Creditors**") and a class of certain unsecured creditors (the "**Affected Banro Unsecured Class**"). Affected Secured Creditors' votes will be counted in both the Affected Secured Creditors' class and, with respect to their deficiency claims (being 25% of their affected secured claims), in the Affected Banro Unsecured Class.

The Court has ordered a meeting of Affected Secured Creditors and a meeting of Affected Banro Unsecured Creditors to take place on March 9, 2018 at 1:30 p.m. and 1:45 p.m. (Toronto time) (together, the "**Creditors' Meetings**"), respectively, at the offices of the Monitor's counsel, McMillan LLP, 181 Bay Street, Suite 4400, Toronto, Ontario M5J 2T3. The purpose of the Creditors' Meetings will be to consider and, if deemed advisable, to pass, with or without variation, resolutions approving the Plan.

To become effective under the CCAA, the Plan must be submitted to meetings of Affected Creditors of each class and each class must approve the Plan by a majority in number representing at least two thirds in value of the Voting Claims of creditors, who actually vote (in person or by proxy) at the each of the Creditors' Meetings (the "**Required Majorities**"). The Creditors' Meetings will be conducted pursuant to the Meeting Order dated February 1, 2018.

Based on discussions with key stakeholders, the Companies anticipate that there will be sufficient support from the Affected Creditors for the Plan to be approved by the Required Majorities.

No Voting by Equity Claims

The Plan provides that all shares and related equity instruments and claims of Banro (collectively, the "Equity Claims"), will be cancelled and extinguished for no consideration and without any return of capital. Holders of Equity Claims will not be entitled to attend or vote at the Creditors' Meetings.

Sanction Motion

If the Plan is approved at the Creditors' Meetings, Banro intends to bring a motion (the "**Sanction Motion**") before the Court on March [16], 2018 at 10:00 am (Toronto time) or such later date as may be posted on the Monitor's website, at the Court located at 330 University Avenue, Toronto, Ontario M5G 1R8. The motion will be seeking the granting of an order sanctioning the Plan under the CCAA and for ancillary relief consequent upon such sanction. Any objections to the Sanction Motion must be delivered more than seven (7) business days prior to the hearing of the Sanction Motion.

Possible Adjournment of Creditors' Meetings and Sanction Hearing

F-5

Notification of Voting Process

As soon as practicable after today's Court order, the Monitor is required to: (i) send meeting materials, including a notice of meeting, information circular and related form of proxy, to known Affected Creditors (other than beneficial holders of the 10% Secured Notes due 2020, (such notes the "**Secured Notes**" and such holders the "**Beneficial Noteholders**")) by regular pre-paid mail, courier or email at their last known address as set out in the books and records of the Companies. The Monitor has posted a copy of the meeting materials, including the information circular on the Monitor's website.

Detailed instruction as to how Affected Creditors (other than Beneficial Noteholders) can vote at the applicable Creditors' Meeting are set out in the information circular. However, generally, speaking, an Affected Creditor may attend at the applicable Creditors' Meeting(s) in person or may appoint another person as its proxyholder by inserting the name of such person in the space provided in the form of proxy provided to Affected Creditors, or by completing another valid form of proxy.

CLAIMS PROCEDURE

This claims procedure is the next step in the Companies' restructuring process and will assist the Companies in identifying and quantifying certain claims against the Companies in order to determine the voting and distribution rights of Affected Creditors under the Plan as well as the identification of any claims against the Applicants' directors and officers. A copy of the Claims Procedure Order and other public information concerning the Companies' CCAA proceedings can be found at the following website: http://cfcanada.fticonsulting.com/banro/.

Listed Creditors

The Monitor will mail (within five business days of today's Court order) a notice of claim and claims package to each Affected Banro Unsecured Creditor, other than the Noteholders in respect of their Affected Banro Unsecured Deficiency Claims, having a claim against Banro that is to be compromised under the Plan (a "**Listed Claim**") according to a schedule of claims to be provided to and maintained by the Monitor in accordance with the Claims Procedure Order (the "**Claims Schedule**"). The claims package will set out the nature and amount of such Listed Claim. Creditors will have until 5:00 p.m. on March 6, 2018 (Toronto time) (the "**Claims Bar Date**") to file a dispute of such Listed Claim failing which Listed Creditors will be deemed to have accepted the claim as it appears on the Claims Schedule. The Claims Procedure Order also provides for an adjudication process for any claims that cannot be resolved informally by the Companies, the Affected Creditors, and the Monitor.

F-6

Director & Officer Claims

Under the Claims Procedure Order, any person who wishes to assert a claim against any of the current or former directors or officers of the Companies must file a Director/Officer Proof of Claim with the Monitor on or before 5:00 p.m. Toronto time on the Claims Bar Date (March 6, 2018). Director/Officer Proof of Claims form and additional information regarding the filing of Director/Officer Claims may be obtained from the Monitor's website or by contacting the Monitor at the contact information below.

Only Director/Officer Proof of Claim Forms received by the Monitor on or before 5:00 pm (Toronto time) on March 6, 2018 will be considered filed by the Claims Bar Date. Director/Officer Claims (as defined in the Claim Procedure Order) that are not received by the Claims Bar Date will be barred and such claims extinguished forever.

Additional Information

A copy of the Meeting Order, Claims Procedure Order and all related CCAA materials can be found on the Monitor's website at: **http://cfcanada.fticonsulting.com/banro/**

Cautionary Note Concerning Forward-Looking Statements

This press release contains forward-looking statements. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding the CCAA proceedings, the restructuring process, the sale and investment solicitation process, the Company's liquidity and ability to meet payment obligations and the timing of meeting such payment obligations, the Company's intentions for the future of its business operations and long-term strategy, and the Company's commitment to its employees and suppliers) are forward-looking statements. These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things, the possibility that the Company will be unable to implement the restructuring or obtain advances under the interim financing due to the failure of one or more of the conditions precedent to be satisfied, or that the SISP will be unsuccessful. In addition, actual results or events could differ materially from current expectations due to instability in the eastern DRC where the Company's mines are located; political developments in the DRC; uncertainties relating to the availability and costs of financing or other appropriate strategic transactions; uncertainty of estimates of capital and operating costs, production estimates and estimated economic return of the Company's projects; the possibility that actual circumstances will differ from the estimates and assumptions used in the economic studies of the Company's projects; failure to establish estimated mineral resources and mineral reserves (the Company's mineral resource and mineral reserve figures are estimates and no assurance can be given that the intended levels of gold will be produced); fluctuations in gold prices and currency exchange rates; inflation; gold recoveries being less than expected; changes in capital markets; lack of infrastructure; failure to procure or maintain, or delays in procuring or maintaining, permits and approvals; lack of

F-7

availability at a reasonable cost or at all, of plants, equipment or labour; inability to attract and retain key management and personnel; changes to regulations affecting the Company's activities; the uncertainties involved in interpreting drilling results and other geological data; and the other risks disclosed under the heading "Risk Factors" and elsewhere in the Company's annual report on Form 20-F dated April 2, 2017 filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein. The forward-looking statements contained in this press release are expressly qualified by this cautionary note.

For further information, please visit our website at **www.banro.com**, or contact Investor Relations at:

+1 (416) 366-2221
+1-800-714-7938
info@banro.com.

Court File No. CV17-589016-00CL

ONTARIO

SUPERIOR COURT OF JUSTICE

COMMERCIAL LIST

PROCEEDING COMMENCED AT TORONTO

CLAIMS PROCEDURE ORDER

Cassels Brock & Blackwell LLP
2100 Scotia Plaza
40 King Street West
Toronto, ON M5H 3C2

Ryan C. Jacobs LSUC# 59510J
Tel: 416.860.6465
Fax: 416.640.3189
rjacobs@casselsbrock.com

Jane Dietrich LSUC# 49302U
Tel: 416.860.5223
Fax: 416.640.3144
jdietrich@casselsbrock.com

Joseph Bellissimo LSUC# 46555R
Tel: 416.860.6572
Fax: 416.642.7150
jbellissimo@casselsbrock.com

Ben Goodis LSUC# 70303H
Tel: 416.869.5312
Fax: 416.640.3199
bgoodis@casselsbrock.com

Lawyers for the Applicants